SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Financial Statements

at December 31, 2016

and Independent Auditors' Report

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501

www.kpmg.com.br

Independent Auditor’s Report in the Individual and Consolidated Financial Statements

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Opinion

We have audited the individual and consolidated financial statements of Braskem S.A. (“the Company”), respectively referred to as Parent and Consolidated, which comprise the statement of financial position as at December 31, 2016, the statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information.

Opinion on the individual financial statements

In our opinion, the accompanying individual financial statements present fairly, in all material respects, the financial position of the Braskem S.A. (“the Company”) as at December 31, 2016, and of its financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Braskem S.A. as at December 31, 2016, and of its consolidated financial performance and its cash flows for the year then ended in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”) and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of a matter

We call your attention to note 23.3, which says that, in the ambit of Lava Jato operation investigations, existence of undue payments by the Company were confirmed from 2006 to 2014 as services provided by third-parties with no proof of effective rendering of services. Such note also says that the Company entered into a Leniency Agreement (the “Agreement”) with the Federal Prosecution Office, the Department of Justice (DoJ) and the Securities and Exchange Commission (SEC) of the United States of America, and with the General Prosecution Office of Switzerland, in the approximate amount of R$3.1 billion, and discloses information on progress of class action brought in the United States of America. Except for the value of the Agreement, as well as other non-monetary penalties enforced, the Company is not able, for the moment, to reliably foresee or measure the extent of financial and non-financial impacts on the Company and, accordingly, is not able to record possible additional losses that confirmation of accusations, possible lawsuits filed by other authorities and/or third-parties, and parallel investigations could cause to the Company, as well as resources required to remedy such occurrences, including possible effects deriving from the outcome of above-mentioned class action. Our opinion is not qualified in relation to this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual and consolidated financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Contingencies and disputes – note 23.3 (individual and consolidated)

As explained in note 23.3 to individual and consolidated financial statements, in the ambit of “Lava Jato” operation of the Brazilian Federal Police, the Company was mentioned in testimonies of witnesses with immunity as involved in undue payments made for services provided by third-parties, with no proof of effective rendering. In view of such events, the Company made necessary arrangements, including internal investigation conducted with the aid of independent office specialized in investigations, dialogue with competent Brazilian and international authorities, and follow-up of progress of class action brought in the United States of America. As a result of dialogues and discussions around this theme with competent authorities, including the USA Department of Justice (DOJ) and Securities and Exchange Commission (SEC), and the Brazilian Public Prosecution Office, the Company entered into a Leniency Agreement and committed to paying the amount of approximately R$3.1 billion as fine and indemnity, which was recorded in financial statements as of December 31, 2016. In addition, the Company paid taxes for prior years referring to outsourced services, with no proof of effective rendering of services. These taxes were retrospectively recorded at their proper periods. Given the complexity of the matter, relevance of impacts and disclosures in financial statements and involved decisions, we considered this matter as significant for our audit.

How our audit conducted this issue

Main procedures conducted by us are as follows:

  Discussion with the executive office, Tax Council and Board of Directors about scope and results of internal investigations conducted by the Company.

  Involvement of our forensic investigation specialists to evaluate scope and methodology used for internal investigation, follow up work conducted by the Company’s external legal advisors, conduct interviews with the Company’s main executives, and determine other procedures considered as necessary under work circumstances.
  Procedures for analysis of transaction documents related to the theme, including, among others, purchases of raw material (Nafta), expenses with services and payments without effective proof of service rendering, which were identified by the law firm responsible for investigations.
  Recalculation, with the aid of our tax specialists, of tax effects deriving from payments referring to services without effective proof of rendering.
  Obtaining specific representations of executive board, Tax Council, and Board of Directors.
  Evaluation of disclosures related to this theme in the financial statements.

Intangible assets recoverable value with undefined useful life (goodwill) and deferred tax assets – notes 14(a) and 20.2 (individual and consolidated)

The Company maintains a significant balance of intangible assets with undefined useful lives (goodwill) and deferred tax assets, whose recoverability is based on cash flow analyses and projections, and income generation. Due to uncertainties inherent to the process of determining future cash flows and some assumptions - such as discount rates, which are the basis for evaluation of recoverable value of such assets -, we considered this matter as significant for our audit.

How our audit conducted this issue

We understood the process and evaluated the design and implementation of internal controls related to the preparation and review of the business plan, budgets and impairment analysis provided by the Company. We can count with the help of our specialists in corporate finance to evaluate assumptions and methodologies, such as discount rate based on average capital cost (WAAC), growth rate for the next 5 years, expected sales volume and margin, among others, used by the Company to project cash flow. We also evaluated disclosures made by the Company, mainly those related to sensitivity analysis, which demonstrate the impact on recoverable value resulting from possible and reasonable changes in key assumptions used by the Company.

Fair value of financial instruments – notes 4 and 17 (individual and consolidated)

In view of relevance and complexity of estimates made to measure fair value of financial instruments and possible impact that changes in pricing assumptions and techniques used to measure such value would have on the Company’s income and financial position, and also considering that the Company adopts hedge accounting, we consider this as a significant matter for our audit.

How our audit conducted this issue

We understood the process and evaluated design and implementation of internal controls related to the process of evaluating financial instruments. Our audit work also included tests on samples of transactions with these financial instruments and, with the involvement of our specialists in financial instruments, we recalculated them based on pricing methodologies and data and information sources independently defined, and compared our results with those recorded by the Company. We evaluated effectiveness of hedge accounting calculation and also evaluated adequacy of disclosures made by the Company involving transactions with financial instruments and hedge accounting, mainly those related to sensitivity analysis of these instruments.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2016, prepared under the responsibility of the Company’s management, and presented herein as supplementary information for IFRS purposes, have been subject to audit procedures jointly performed with the audit of the Company's financial statements.  In order to form our opinion, we assessed whether those statements are reconciled with the financial statements and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statements of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and are consistent with the overall individual and consolidated financial statements.

Audit of the corresponding amounts

The examination of the individual and consolidated balance sheet on January 1, 2015 (derived from the financial statements for the year ended December 31, 2014), originally prepared prior to the adjustments described in Note 2.4, was conducted under the responsibility of other independent auditors, who issued an audit report without changes dated February 12, 2015. As part of our analysis of the financial statements for the year ended December 31, 2016, we examined the adjustments in the corresponding amounts of the balance sheets on January 1, 2015 and, in our opinion, are appropriate and have been properly carried out, in all material respects. We were not hired to audit, review or apply any other procedures in regard to the information related to the balance sheets as of January 1, 2015 and, accordingly, we did not express an opinion or any type of assurance taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information comprising the management report.

Our opinion on the individual and consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with Accounting Practices Adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and subsidiaries financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and international standards on auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and international standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries internal control.
  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company and subsidiaries to cease to continue as a going concern.

  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the individual and consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, August 15, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet at December 31

All amounts in thousands of reais

		Consolidated			Parent company
Assets	Note	2016	2015	1/1/2015	2016	2015	1/1/2015
	2.4		Restated	Restated		Restated	Restated
Current assets
Cash and cash equivalents	6	6,701,864	7,043,262	3,891,271	3,561,431	4,415,764	2,325,638
Financial investments	7	1,190,483	414,893	194,431	741,086	358,659	168,893
Trade accounts receivable	8	1,634,137	2,755,708	2,409,146	952,689	2,454,015	5,132,395
Inventories	9	5,238,014	6,108,697	5,619,322	3,795,899	4,749,972	4,027,395
Taxes recoverable	11	826,015	1,312,341	2,152,121	543,275	762,824	1,416,523
Dividends and interest on capital	10	14,986	1,998		31,421	87,655	69,955
Prepaid expenses		101,747	166,170	99,469	83,252	139,668	72,997
Related parties	10		10,507	66,616	172,344	118,661	132,413
Derivatives operations	17.3	8,387	53,662	33,555	8,387	12,616	33,555
Other receivables		180,915	272,530	282,213	128,231	248,488	201,025

		15,896,548	18,139,768	14,748,144	10,018,015	13,348,322	13,580,789

Non-current assets held for sale	5	359,704			263,912

		16,256,252	18,139,768	14,748,144	10,281,927	13,348,322	13,580,789
Non-current assets
Financial investments	7		46,193	42,494		46,193	42,495
Trade accounts receivable	8	70,236	19,822	25,050	2,794,889	4,279,433	23,129
Advances to suppliers	9	61,533	135,046	68,988	61,533	135,046	68,988
Taxes recoverable	11	1,088,353	1,317,760	1,059,132	998,039	1,212,005	976,255
Deferred income tax and social contribution	20(c)	1,653,115	3,204,666	886,081	42,459	2,157,513	489,953
Judicial deposits		233,320	277,093	230,945	226,894	268,572	223,940
Related parties	10		144,633	138,501	14,472	124,645	137,477
Insurance claims		50,653	63,199	143,932	50,653	60,778	139,751
Derivatives operations	17.3	29,308	12,280	39,350
Other receivables		140,971	192,193	86,024	129,704	125,898	47,575
Investments in subsidiaries and jointly-controlled investments	12	92,313	86,354	126,535	4,132,529	4,499,871	4,668,625
Property, plant and equipment	13	29,336,710	34,100,289	29,070,958	15,963,127	16,542,078	17,297,907
Intangible assets	14	2,809,087	2,887,604	2,835,728	2,521,243	2,572,341	2,610,027

		35,565,599	42,487,132	34,753,718	26,935,542	32,024,373	26,726,122

Total assets	0	51,821,851	60,626,900	49,501,862	37,217,469	45,372,695	40,306,911

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at December 31 All amounts in thousands of reais	Continued

		Consolidated			Parent company
Liabilities and shareholders' equity	Note	2016	2015	1/1/2015	2016	2015	1/1/2015
	2.4		Restated	Restated		Restated	Restated
Current liabilities
Trade payables		6,545,136	12,373,555	10,839,875	2,056,661	10,157,223	10,443,712
Borrowings	15	2,594,463	1,969,993	1,419,470	2,117,409	2,567,124	2,134,951
Braskem Idesa borrowings	16	10,437,791	302,266	26,462
Derivatives operations	17.3	29,042	57,760	95,626		8,351	18,588
Payroll and related charges		562,455	610,286	533,373	431,688	446,125	412,890
Taxes payable	18	624,080	1,003,273	233,434	424,088	507,758	147,025
Dividends	26(b)	3,083	753,668	215,888	3,083	753,668	218,664
Advances from customers	21	203,216	119,680	99,750	28,200	44,528	45,887
Leniency agreement	23.3 and 30	1,354,492			948,286
Sundry provisions	22	112,891	93,942	88,547	87,084	67,190	53,049
Post-employment benefits	24.2.3			336,357			336,357
Accounts payable to related parties	10				956,609	4,297,735	447,357
Other payables	25	476,262	358,572	197,808	295,233	207,730	110,814

		22,942,911	17,642,995	14,086,590	7,348,341	19,057,432	14,369,294

Non-current liabilities held for sale	5	95,396

		23,038,307	17,642,995	14,086,590	7,348,341	19,057,432	14,369,294
Non-current liabilities
Trade payables		201,686	57,148		8,832,553	3,420,281
Borrowings	15	20,736,604	25,380,518	18,926,729	6,463,032	8,207,012	7,863,666
Braskem Idesa borrowings	16		11,975,167	7,551,033
Derivatives operations	17.3	861,302	1,119,741	594,383	861,302	1,119,741	594,383
Taxes payable	18	24,097	26,716	260,010	23,830	25,825	259,945
Accounts payable to related parties	10				8,234,053	10,905,207	10,008,077
Loan to non-controlling shareholders of Braskem Idesa	19	1,620,519	1,538,784	792,188
Deferred income tax and social contribution	20(c)	510,523	772,828	627,011
Post-employment benefits	24.2	162,136	170,237	114,478	71,899	69,696	45,302
Provision for losses on subsidiaries					92,365	137,013	654,766
Advances from customers	21	162,955	31,116	88,402		12,813	26,147
Contingencies	23	985,237	554,481	408,711	926,819	501,293	362,733
Leniency agreement	23.3 and 30	1,498,738			1,400,224
Sundry provisions	22	206,245	99,491	96,966	169,499	70,056	77,182
Other payables	25	92,792	312,189	358,303	6,070	167,060	254,933

		27,062,834	42,038,416	29,818,214	27,081,646	24,635,997	20,147,134

Shareholders' equity	26
Capital		8,043,222	8,043,222	8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430	232,430	232,430
Revenue reserves		834,616	2,882,019	736,180	834,616	2,882,019	736,180
Other comprehensive income		(6,321,859)	(9,060,710)	(2,943,172)	(6,321,859)	(9,060,710)	(2,943,172)
Treasury shares		(49,819)	(49,819)	(48,892)	(927)	(927)
Accumulated losses			(416,768)	(278,177)		(416,768)	(278,177)

Total attributable to the Company's shareholders		2,738,590	1,630,374	5,741,591	2,787,482	1,679,266	5,790,483

Non-controlling interest in Braskem Idesa		(1,017,880)	(684,885)	(144,533)

		1,720,710	945,489	5,597,058	2,787,482	1,679,266	5,790,483

Total liabilities and shareholders' equity		51,821,851	60,626,900	49,501,862	37,217,469	45,372,695	40,306,911

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations

Years ended December 31

All amounts in thousands of reais

		Consolidated		Parent company
	Note	2016	2015	2016	2015
Continued operations	2.4		Restated		Restated
Net sales revenue	28	47,663,988	46,879,989	35,178,466	33,583,599
Cost of products sold		(34,940,619)	(36,728,023)	(27,095,009)	(25,860,037)

		12,723,369	10,151,966	8,083,457	7,723,562

Income (expenses)
Selling and distribution		(1,410,828)	(1,083,156)	(972,394)	(813,888)
General and administrative		(1,477,199)	(1,280,470)	(824,573)	(868,057)
Research and development		(162,010)	(169,635)	(104,832)	(110,583)
Results from equity investments	12(c)	30,078	2,219	955,535	617,744
Other income (expenses), net	30	(3,752,163)	(731,204)	(3,039,575)	(308,129)

		5,951,247	6,889,720	4,097,618	6,240,649

Financial results	31
Financial expenses		(3,570,962)	(3,163,402)	(2,847,039)	(3,038,547)
Financial income		690,122	584,933	632,452	425,868
Exchange rate variations, net		(3,210,417)	102,910	(2,054,042)	757,658

		(6,091,257)	(2,475,559)	(4,268,629)	(1,855,021)

Profit before income tax and social contribution		(140,010)	4,414,161	(171,011)	4,385,628

Current and deferred income tax and social contribution	20(a)	(616,046)	(1,660,354)	(271,419)	(1,385,796)

Profit (loss) for the year of continued operations		(756,056)	2,753,807	(442,430)	2,999,832

Discontinued operations results
Profit from discontinued operations		40,760	16,827	30,958	1,888
Current and deferred income tax and social contribution		(13,901)	(10,445)
		26,859	6,382	30,958	1,888

Profit (loss) for the year		(729,197)	2,760,189	(411,472)	3,001,720

Attributable to:
Company's shareholders		(411,472)	3,001,720
Non-controlling interest in Braskem Idesa		(317,725)	(241,531)

Profit (loss) for the year		(729,197)	2,760,189

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income

Years ended December 31

All amounts in thousands of reais, except earnings (loss) per share

		Consolidated		Parent company
	Note	2016	2015	2016	2015
	2.4		Restated		Restated
Profit (loss) for the year		(729,197)	2,760,189	(411,472)	3,001,720

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		215,510	(621,991)	266,995	(522,825)
Income tax and social contribution		(75,333)	206,315	(90,778)	177,760
Fair value of cash flow hedge - Braskem Idesa				(38,614)	(74,375)
Income tax and social contribution				11,584	21,416
Fair value of cash flow hedge from jointly-controlled		(3,309)	2,295	(3,309)	2,295
		136,868	(413,381)	145,878	(395,729)

Exchange variation of foreign sales hedge	17.4(a.i)	4,121,849	(8,437,079)	4,121,849	(8,437,079)
Sales Hedge - transfer to profit or loss	17.4(a.i)	1,297,910		1,297,910
Income tax and social contribution on exchange variation		(1,842,718)	2,868,607	(1,842,718)	2,868,607
Exchange variation of foreign sales hedge - Braskem Idesa	17.4(a.ii)	(1,995,065)	(1,589,544)	(1,496,298)	(1,192,158)
Sales Hedge - transfer to profit or loss - Braskem Idesa	17.4(a.ii)	59,834		44,875
Income tax on exchange variation - Braskem Idesa		581,304	476,518	435,978	357,389
		2,223,114	(6,681,498)	2,561,596	(6,403,241)

Foreign subsidiaries currency translation adjustment		339,296	653,349	63,697	718,763

Total		2,699,278	(6,441,530)	2,771,171	(6,080,207)

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial loss, net of taxes		(4,119)	(849)	(4,119)	(849)
Post-employment plans - Health plan, net of taxes			(8,280)	-	(8,280)

Total		(4,119)	(9,129)	(4,119)	(9,129)

Total comprehensive income (loss) for the year		1,965,962	(3,690,470)	2,355,580	(3,087,616)

Attributable to:
Company's shareholders		2,355,580	(3,087,616)
Non-controlling interest in Braskem Idesa		(389,618)	(602,854)

Total comprehensive income (loss) for the year		1,965,962	(3,690,470)

					Parent company
				2016	2015
	Note			Basic and diluted	Basic and diluted
Profit (loss) per share attributable to the shareholders of the Company	27				Restated
of continued operations at the end of the year (R$)
(expressed in reais)
Earnings per share - common				(0.5562)	3.7708
Earnings per share - preferred shares class "A"				(0.5562)	3.7708
Earnings per share - preferred shares class "B"					0.6065

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

		Consolidated (restated)
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other		Retained	Braskem	Non-controlling	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	earnings	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	(losses)	interest	Braskem Idesa	equity

At January 1, 2015 - previously disclosed		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350
Adjustment of restatement	2.4						(19,115)		(278,177)	(297,292)		(297,292)
Opening balance at January 1, 2015 (restated)		8,043,222	232,430	71,542	394,121	270,517	(2,943,172)	(48,892)	(278,177)	5,741,591	(144,533)	5,597,058

Comprehensive income for the year:
Profit for the year									3,001,720	3,001,720	(241,531)	2,760,189
Exchange variation of foreign sales hedge, net of taxes							(6,403,241)			(6,403,241)	(278,257)	(6,681,498)
Fair value of cash flow hedge, net of taxes							(395,729)			(395,729)	(17,652)	(413,381)
Foreign subsidiaries currency translation adjustment							718,763			718,763	(65,414)	653,349
							(6,080,207)		3,001,720	(3,078,487)	(602,854)	(3,681,341)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes							(966)		966
Actuarial loss with post-employment benefits, net of taxes							(849)			(849)		(849)
Post-employment plans - Health plan, net of taxes							(8,280)			(8,280)		(8,280)
							(37,331)		28,202	(9,129)		(9,129)

Contributions and distributions to shareholders:
Capital increase											62,502	62,502
Repurchase of treasury shares								(927)		(927)		(927)
Prescribed dividends									479	479		479
Additional dividends approved by the General Meeting						(270,517)				(270,517)		(270,517)
Legal reserve				158,450					(158,450)
Additional dividends proposed						247,364			(1,000,000)	(752,636)		(752,636)
Retained earnings					2,010,542				(2,010,542)
				158,450	2,010,542	(23,153)		(927)	(3,168,513)	(1,023,601)	62,502	(961,099)

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(49,819)	(416,768)	1,630,374	(684,885)	945,489

Comprehensive income for the year:
Loss for the year									(411,472)	(411,472)	(317,725)	(729,197)
Exchange variation of foreign sales hedge, net of taxes							2,561,596			2,561,596	(338,482)	2,223,114
Fair value of cash flow hedge, net of taxes							145,878			145,878	(9,010)	136,868
Foreign currency translation adjustment							63,697			63,697	275,599	339,296
							2,771,171		(411,472)	2,359,699	(389,618)	1,970,081

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(27,236)		27,236
Realization of deemed cost of jointly-controlled investment, net of taxes							(965)		965
Actuarial gains post-employment benefits of subsidiaries , net of taxes							(4,119)			(4,119)		(4,119)
							(32,320)		28,201	(4,119)		(4,119)

Contributions and distributions to shareholders:	26(b)
Absorption of losses and adjustments					(800,039)				800,039
Capital increase											56,623	56,623
Additional dividends approved by the General Meeting						(247,364)				(247,364)		(247,364)
Interim dividends approved by Board of Directors					(1,000,000)					(1,000,000)		(1,000,000)
					(1,800,039)	(247,364)			800,039	(1,247,364)	56,623	(1,190,741)

At December 31, 2016		8,043,222	232,430	229,992	604,624		(6,321,859)	(49,819)		2,738,590	(1,017,880)	1,720,710

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of changes in equity All amounts in thousands of reais	Continued

		Parent Company (restated)
				Revenue reserves
						Additional	Other		Retained	Total
			Capital	Legal	Retention	dividends	comprehensive	Treasury	earnings	shareholders'
	Note	Capital	reserve	reserve	of profits	proposed	income	shares	(losses)	equity

At January 1, 2015 - previously disclosed		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)			6,087,775
Adjustment of restatement	2.4						(19,115)		(278,177)	(297,292)
Opening balance at January 1, 2015 (restated)		8,043,222	232,430	71,542	394,121	270,517	(2,943,172)		(278,177)	5,790,483

Comprehensive income for the year:
Profit for the year									3,001,720	3,001,720
Exchange variation of foreign sales hedge, net of taxes							(6,403,241)			(6,403,241)
Fair value of cash flow hedge, net of taxes							(395,729)			(395,729)
Foreign subsidiaries currency translation adjustment							718,763			718,763
							(6,080,207)		3,001,720	(3,078,487)

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(966)		966
Realization of deemed cost of jointly-controlled investment, net of taxes							(27,236)		27,236
Actuarial loss with post-employment benefits, net of taxes							(849)			(849)
Post-employment plans - Health plan, net of taxes							(8,280)			(8,280)
							(37,331)		28,202	(9,129)

Contributions and distributions to shareholders:
Repurchase of treasury shares								(927)		(927)
Prescribed dividends									479	479
Additional dividends approved by the General Meeting						(270,517)				(270,517)
Legal reserve				158,450					(158,450)
Additional dividends proposed						247,364			(1,000,000)	(752,636)
Retained earnings					2,010,542				(2,010,542)
				158,450	2,010,542	(23,153)		(927)	(3,168,513)	(1,023,601)

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,060,710)	(927)	(416,768)	1,679,266

Comprehensive income for the year:
Loss for the year									(411,472)	(411,472)
Exchange variation of foreign sales hedge, net of taxes							2,561,596			2,561,596
Fair value of cash flow hedge, net of taxes							145,878			145,878
Foreign currency translation adjustment							63,697			63,697
							2,771,171		(411,472)	2,359,699

Equity valuation adjustments:
Realization of deemed cost of jointly-controlled investment, net of taxes							(27,236)		27,236
Realization of additional property, plant and equipment price-level restatement, net of taxes							(965)		965
Post-employment benefits of subsidiaries actuarial gains, net of taxes							(4,119)			(4,119)
							(32,320)		28,201	(4,119)

Contributions and distributions to shareholders:	26(b)
Absorption of losses and adjustments					(800,039)				800,039
Additional dividends approved by the General Meeting						(247,364)				(247,364)
Interim dividends approved by Board of Directors					(1,000,000)					(1,000,000)
					(1,800,039)	(247,364)			800,039	(1,247,364)

At December 31, 2016		8,043,222	232,430	229,992	604,624		(6,321,859)	(927)		2,787,482

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

Years ended December 31

All amounts in thousands of reais

		Consolidated		Parent company
	Note	2016	2015	2016	2015
	2.4		Restated		Restated
Profit (loss) before income tax and social contribution and for the result with discontinued operations		(99,250)	4,430,988	(140,053)	4,387,516

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		2,683,100	2,125,796	2,052,972	1,774,973
Results from equity investments	12(c)	(30,078)	(2,219)	(986,493)	(619,632)
Interest and monetary and exchange variations, net		3,026,008	3,182,577	2,252,597	3,197,646
Leniency agreement	23.3	2,853,230		2,348,510
Provision for losses and write-offs of long-lived assets		41,016	130,758	39,718	28,779

		8,474,026	9,867,900	5,567,251	8,769,282

Changes in operating working capital
Held-for-trading financial investments		(649,535)	(144,955)	(271,049)	(119,488)
Trade accounts receivable		1,007,875	(342,616)	2,985,748	(1,578,529)
Inventories		862,338	(501,734)	914,160	(749,626)
Taxes recoverable		1,058,104	841,908	623,932	464,733
Prepaid expenses		64,029	(66,701)	56,416	(66,671)
Other receivables		353,981	(10,174)	341,762	37,751
Trade payables		(4,254,575)	(1,518,288)	(1,318,768)	24,676
Taxes payable		(292,131)	220,226	(161,824)	123,890
Advances from customers		216,850	(37,356)	(16,328)	(14,693)
Sundry provisions		558,231	153,690	544,863	145,575
Other payables		38,464	734,351	(61,546)	(310,142)

Cash from operations		7,437,657	9,196,251	9,204,617	6,726,758

Interest paid		(1,538,518)	(1,086,166)	(478,594)	(431,567)
Income tax and social contribution paid		(1,152,847)	(232,302)	(204,121)	(46,784)

Net cash generated by operating activities		4,746,292	7,877,783	8,521,902	6,248,407

Proceeds from the sale of fixed assets		564	1,282	122	605
Acquisitions to property, plant and equipment	(i)	(2,839,155)	(4,103,882)	(1,307,105)	(1,026,669)
Acquisitions of intangible assets		(35,780)	(20,106)	(33,272)	(20,088)
Premium in the dollar put option	17.3.1(a.i)	(4,856)		(4,856)
Held-for-maturity financial investments		38,353	2,441	38,353	(28)

Net cash used in investing activities		(2,840,874)	(4,120,265)	(1,306,758)	(1,046,180)

Short-term and Long-term debit
Obtained		4,107,626	5,481,546	4,067,345	2,918,405
Payments		(4,901,593)	(6,087,217)	(5,682,323)	(4,515,350)
Braskem Idesa borrowings
Obtained		503,921	1,501,939
Payments		(469,282)	(510,715)
Related parties
Obtained				2,791,610	1,108,868
Payments				(7,248,125)	(2,142,746)
Transactions current active					1,766
Dividends paid		(1,997,984)	(482,117)	(1,997,984)	(482,117)
Repurchase of treasury shares			(927)		(927)

Net cash provided by financing activities		(2,757,312)	(97,491)	(8,069,477)	(3,112,101)

Exchange variation on cash of foreign subsidiaries		586,642	(508,036)

Increase (decrease) in cash and cash equivalents		(265,252)	3,151,991	(854,333)	2,090,126

Represented by
Cash and cash equivalents at the beginning of the year		7,043,262	3,891,271	4,415,764	2,325,638
Cash and cash equivalents at the end of the year	2.5	6,778,010	7,043,262	3,561,431	4,415,764

Increase (decrease) in cash and cash equivalents		(265,252)	3,151,991	(854,333)	2,090,126

(i)    Includes capitalized financial charges paid: Consolidated 2016 – R$288,424 (2015 – R$786,063) and Parent Company 2016 – R$69,342 (2015 – R$119,666).

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

Years ended December 31

All amounts in thousands of reais

		Consolidated		Parent company
	Note	2016	2015	2016	2015
	2.4		Restated		Restated
Revenue		52,368,479	53,345,982	39,752,386	39,239,577
Sale of goods, products and services		55,930,688	54,083,254	42,711,853	39,519,920
Other income (expenses), net		(3,498,004)	(685,904)	(2,890,597)	(233,854)
Allowance for doubtful accounts		(64,205)	(51,368)	(68,870)	(46,489)
Inputs acquired from third parties		(39,848,961)	(41,673,226)	(31,639,489)	(29,993,779)
Cost of products, goods and services sold		(37,741,303)	(40,232,698)	(30,199,433)	(28,860,877)
Material, energy, outsourced services and others		(2,019,390)	(1,441,031)	(1,353,186)	(1,123,061)
Impairment of assets		(88,268)	503	(86,870)	(9,841)
Gross value added		12,519,518	11,672,756	8,112,897	9,245,798

Depreciation, amortization and depletion		(2,683,100)	(2,125,796)	(2,052,972)	(1,774,973)

Net value added produced by the entity		9,836,418	9,546,960	6,059,925	7,470,825

Value added received in transfer		720,407	587,408	1,618,945	1,045,585
Results from equity investments		30,078	2,219	986,493	619,632
Financial income		690,122	584,933	632,452	425,868
Other		207	256		85

Total value added to distribute		10,556,825	10,134,368	7,678,870	8,516,410

Personnel		1,267,513	1,212,336	765,684	741,852
Direct compensation		986,940	945,258	564,067	552,116
Benefits		218,110	205,221	140,879	130,117
FGTS (Government Severance Pay Fund)		62,463	61,857	60,738	59,619

Taxes, fees and contribuitions		3,018,046	2,966,981	2,246,826	2,297,161
Federal		1,288,179	1,802,719	732,051	1,501,510
State		1,703,249	1,141,012	1,502,420	784,988
Municipal		26,618	23,250	12,355	10,663

Remuneration on third parties' capital		7,000,463	3,194,862	5,077,832	2,475,677
Financial expenses (including exchange variation)		6,755,962	2,948,489	4,888,738	2,270,968
Rentals		244,501	246,373	189,094	204,709

Remuneration on own capital		(729,197)	2,760,189	(411,472)	3,001,720
Profit (loss) for the year, including discontinued operations		(438,331)	2,242,702	(442,430)	2,247,196
Dividends			752,636		752,636
Non-controlling interest in Braskem Idesa		(317,725)	(241,531)
Discontinued operations results		26,859	6,382	30,958	1,888

Value added distributed		10,556,825	10,134,368	7,678,870	8,516,410

The Management notes are an integral part of the financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

1Operations

Braskem S.A. (hereinafter “Parent Company”) is a public company headquartered in the city of Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 40 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), Bahia (“BA”), Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), 5 are located in the United States, 4 in Mexico and 2 are located in Germany. These units produce thermoplastic resins – polyethylene (“PE”), polypropylene (“PP”) and polyvinyl chloride (“PVC”), as well as basic petrochemicals.

Braskem is also engaged in the import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air, industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as a partner or as shareholder.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)Significant operating event impacting these financial statements

In December 2015, Braskem began the start-up process of the petrochemical complex of Braskem Idesa S.A.P.I (“Braskem Idesa”) in Mexico, putting into operation the utilities area, followed by the cracker in March 2016. In April 2016, it produced the first lot of polyethylene (“PE”). The complex houses a gas-based ethylene cracker and three polyethylene plants – two high-density and one low-density - with combined annual production of capacity of 1.05 million tons* of PE.

Braskem holds 75% indirect interest in Braskem Idesa and the remaining 25% pertains to Etileno XXI, S.A. de C.V.

* unaudited

(b)Net working capital

On December 31, 2016, consolidated net working capital was negative R$7,046,363. This situation, however, does not reflect the Company’s actual liquidity position. Note that, without the reclassification mentioned in the paragraph below, consolidated net working capital is positive at R$2,445,323.

In compliance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements), its subsidiary Braskem Idesa, reclassified to current liabilities financial obligations in the form of Project finance originally maturing in the long term. These obligations include restrictive contractual clauses (covenants) that at the base date of this quarterly information, were in default (Note 16).

Note that Braskem Idesa has been settling these obligations in accordance with their original maturity schedule.

2Summary of significant accounting policies

The principal accounting policies applied consistently in the preparation of these financial statements are described in the notes of the items on which they have impacts.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

2.1Basis of preparation and presentation of the financial statements

The financial statements have been prepared under the historical cost convention and were adjusted, when necessary, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Issue of these financial statements was authorized by the Executive Board on August 10th, 2017.

2.1.1Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with the accounting practices adopted in Brazil, including the standards issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and in accordance with the International Accounting Standards Board (“IASB”).

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

The individual and consolidated Statement of Value Added (“DVA”), was prepared in accordance with CPC 09 and is required under Brazilian Corporation Law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(a)               Consolidation

The consolidated financial statements comprise the financial statements of the Parent Company and the following entities:

		Total and voting interest - %
		Headquarters	2016	2015
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda. ("Alclor")	(i)	Brazil		100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(iii)	Austria		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Quantiq Distribuidora Ltda. ("Quantiq")	(iv)	Brazil		100.00
IQAG Armazéns Gerais Ltda. ("IQAG")	(iv)	Brazil		100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00

(i)	Merged into the subsidiary Braskem Petroquímica in April 2016.
(ii)	In the process of dissolution.
(iii)	Dissolved in January 2016.
(iv)	Currently undergoing negotiations for sale. (Note 5)

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(a.i)     Reconciliation of equity and profit (loss) for the period between parent company and consolidated

	Shareholders' equity		Profit (loss) for the year
	2016	2015	2016	2015
		Restated		Restated
Parent company	2,787,482	1,679,266	(411,472)	3,001,720
Braskem shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest of Braskem Idesa	(1,017,880)	(684,885)	(317,725)	(241,531)
Consolidated	1,720,710	945,489	(729,197)	2,760,189

2.1.2        Parent company financial statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Federal Law 6,404/76 (“Brazilian Corporation Law”), and subsequent amendments, and the standards issued by CPC, and are disclosed together with the consolidated financial statements.

2.2              Foreign currency translation

(a)               Functional and presentation currency

The functional and presentation currency of the Company is the real.

(b)               Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Parent Company, as follows:

		Functional currency

Subsidiaries
Braskem Alemanha, Braskem Austria e Braskem Austria Finance	0	Euro
Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc e Braskem México Sofom	0	U.S.dollar
Braskem Idesa , Braskem Idesa Serviços, Braskem México e Braskem México Serviços	0	Mexican peso

The other subsidiaries adopt the Brazilian real as functional currency.

(c)               Exchange variation effects

The main effects from exchange variation that impacted these financial statements are shown below:

	End of period rate at December 31			Average rate
	2016	2015	Variation	2016	2015	Variation
U.S. dollar - Brazilizan real	3.2591	3.9048	-16.54%	3.4833	3.3387	4.33%
U.S. dollar - Mexican peso	20.6352	17.3700	18.80%	18.6987	15.8846	17.72%
U.S. dollar - Euro	0.9479	0.9187	3.17%	0.9041	0.9019	0.24%

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

2.3              New or revised pronouncements that are not yet effective

Securities and Exchange Commission (“CVM”) Resolution 739/15 – This resolution has altered several pronouncements issued by CPC. The Company evaluated this resolution and concluded that none of the amendments caused any impact on its financial statements.

CPC 47 – IFRS 15 – “Revenue from contracts with customers” – this pronouncement was issued by IASB in May 2014 and will replace CPC 30 and IAS 18 which covers contracts for goods and services. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. In 2016, the Company made significant progress on contract reviews and expects to complete the contract evaluations and validate results by the end of 2017. Based on analysis completed to date, the Company expects the potential impact on accounting for product sales to remain substantially unchanged. The Company expects to adopt the new standard using the modified retrospective approach, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings in the first quarter of 2018. This standard was issued by CVM in December 2016 and will be adopted from January 2018.

CPC 48 – IFRS 9 – “Financial instruments” – this pronouncement was issued by IASB in July 2014 to address the classification, measurement and derecognition of financial assets and financial liabilities, to introduce new rules for hedge accounting and a new impairment model for financial assets. Accordingly, the Company does not expect the new guidance to have a significant impact on the classification and measurement of its financial assets. There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities. The new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. While the Company is yet to undertake a detailed assessment, the Company’s hedge relationships would qualify as hedge accounting upon the adoption of CPC 48 and IFRS 9. Accordingly, the Company does not expect a significant impact on the accounting for its hedging relationships.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under CPC 38 and IAS 39.

For these analyses, Braskem has a risk classification system (Note 17.5(a)) that takes into consideration specific elements of each client, of the sector where it operates and other present and future variables. Afterwards, the impairment can be complemented based on events such as effective default rates or more extreme cases such as court-supervised reorganizations, bankruptcies etc., which may result in an earlier recognition of credit losses. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments particularly in the year of the adoption of the new standard. By the end of 2017, the Management of the Company will approve the new impairment policy and include an estimate of its impact on current practices. This standard was issued by CVM in December 2016 and will be adopted as of January 2018.

IFRS 16 – “Leases” – pronouncement issued by the IASB in January 2016, requiring lessees to recognize in their financial statements any liabilities arising from the future payment and use of leased assets, including operating leases. The standard will affect primarily the accounting for the Company’s operating leases. The most significant leased assets are freight cars used to distribute products produced by Braskem America and Braskem Idesa. The company also has lease agreements for office space, industrial and light vehicles and IT equipment. However, the Company is still evaluating to what extent these agreements will result in the recognition of an asset and a liability for future payments and how this will affect the Company’s profit and classification of cash flows. This standard has not yet been edited by CPC and will be adopted as of January 2019.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

2.4              Restatement

(i)                 Restatement of Taxes Provisions

As informed in Note 23.3(b), between 2006 and 2014 the Company made payments to certain companies without any corresponding evidence of services actually provided. These payments were initially taxed at zero rate of income tax at source (IRF) and considered as deductible for income tax (IR) and social contribution on profit (CSL). Upon the identification from the lack of corresponding services, the Management of Braskem determined the payment of all taxes owed and a revision of deferred income tax and social contribution. The main tax assessed was the IRF with a rate of 35%. In addition, these payments were considered as non-deductible for the purpose of calculating IR and CSL. The amounts involved in this matter are disclosed in Note 23.3(c).

Due to the payments without corresponding services provided and the consequent tax impacts, the financial statements for 2015 are restated retrospectively. This restatement is due to material error and, for this reason, the Company presented opening balance sheet for January 1, 2015, in accordance with CPC 23 and its corresponding IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The impact of these provisions are being demonstrated in the column "Adjustment - Tax provisions" as shown on the table below.

(ii)               Other adjustments

In view of restatement of these financial statements of 2015, the Management of Braskem decided to recognize other adjustments in prior years. The impact of these adjustments are being demonstrated in the column “Adjustments – Other” as shown on the table below.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Balance sheet for 2015

												2015
	Consolidated						Parent company
Assets	Published	Adjustment				Restated	Published	Adjustment				Restated
		Tax provisions		Other				Tax provisions		Other

Current assets
Cash and cash equivalents	7,439,723			(396,461)	(a)	7,043,262	4,773,251			(357,487)	(a)	4,415,764
Financial investments	1,172			413,721	(b)	414,893	1,172			357,487	(b)	358,659
Trade accounts receivable	2,735,144			20,564	(c)	2,755,708	2,526,510			(72,495)	(b)	2,454,015
Inventories	5,517,206			591,491	(d)	6,108,697	4,131,128			618,844	(c)	4,749,972
Taxes recoverable	1,272,004			40,337	(e)	1,312,341	762,824					762,824
Other assets	300,901			(28,371)	(f)	272,530	248,488					248,488
Other receivables	232,337					232,337	358,600					358,600

	17,498,487			641,281		18,139,768	12,801,973			546,349		13,348,322

Non-current assets
Taxes recoverable	1,304,056	13,704	(a)			1,317,760	1,198,301	13,704	(a)			1,212,005
Deferred income tax and social contribution	3,226,507	(30,268)	(b)	8,427	(g)	3,204,666	2,179,354	(30,268)	(b)	8,427	(f)	2,157,513
Other assets	298,057			(105,864)	(h)	192,193	125,898					125,898
Investments	86,354					86,354	4,593,775			(93,904)		4,499,871
Property, plant and equipment	33,961,963			138,326	(i)	34,100,289	16,542,078					16,542,078
Other receivables	3,585,870					3,585,870	7,487,008					7,487,008

	42,462,807	(16,564)		40,889		42,487,132	32,126,414	(16,564)		(85,477)		32,024,373

Total assets	59,961,294	(16,564)		682,170		60,626,900	44,928,387	(16,564)		460,872		45,372,695

Liabilities and shareholders' equity

Current liabilities
Trade payables	11,698,695			674,860	(j)	12,373,555	9,557,676			599,547	(i)	10,157,223
Borrowings	1,968,540			1,453	(k)	1,969,993	2,567,124					2,567,124
Payroll and related charges	605,059			5,227	(l)	610,286	446,125					446,125
Taxes payable	744,660	251,917	(c)	6,696	(m)	1,003,273	221,305	251,917	(c)	34,536	(m)	507,758
Other payables	1,665,275			20,613	(n)	1,685,888	5,379,202					5,379,202

	16,682,229	251,917		708,849		17,642,995	18,171,432	251,917		634,083		19,057,432

Non-current liabilities
Borrowings	25,370,260			10,258	(o)	25,380,518	8,207,012					8,207,012
Derivatives operations	1,184,741			(65,000)	(p)	1,119,741	1,184,741			(65,000)	(p)	1,119,741
Deferred income tax and social contribution	731,241			41,587	(q)	772,828
Post-employment benefits	154,707			15,530	(r)	170,237	54,166			15,530	(r)	69,696
Other liabilities	217,502			94,687	(s)	312,189	167,060					167,060
Other payables	14,282,903					14,282,903	15,072,488					15,072,488

	41,941,354			97,062		42,038,416	24,685,467			(49,470)		24,635,997

Shareholders' equity
Other comprehensive income	(9,085,256)			24,546	(t)	(9,060,710)	(9,085,256)			24,546	(t)	(9,060,710)
Accumulated loss		(268,481)	(d)	(148,287)	(u)	(416,768)		(268,481)	(d)	(148,287)	(u)	(416,768)
Other	11,107,852					11,107,852	11,156,744					11,156,744

Total attributable to the Company's shareholders	2,022,596	(268,481)		(123,741)		1,630,374	2,071,488	(268,481)		(123,741)		1,679,266

Non-controlling interest in Braskem Idesa	(684,885)					(684,885)

	1,337,711	(268,481)		(123,741)		945,489	2,071,488	(268,481)		(123,741)		1,679,266

Total liabilities and shareholders' equity	59,961,294	(16,564)		682,170		60,626,900	44,928,387	(16,564)		460,872		45,372,695

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)       Related to the anticipation of income tax and social contribution for the year 2013 in the amount of R$13,704.

(b)       Refers to the reduction of deferred income tax and social contribution on tax losses and negative basis, in the amount of R$30,268.

(c)       These adjustments result from: (i) R$171,368 referring to payment of income tax at source on remittance of funds abroad at the rate of 35%; (ii) R$60,546 referring to payment related to REFIS installment payment; and (iii) R$20,003 related to the payment of the principal amount of anticipated of income tax and social contribution.

(d)       Related to corresponding entries of the adjustments mentioned in items (a), (b) and (c), above.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)       Refers, mainly, to the reclassification of R$413,721 (Parent Company: R$357,487) to “financial investments” and other immaterial reclassifications to “other liabilities” and “accounts receivable”.

(b)       Refers to the reclassification of “cash and cash equivalents” of Brazilian government bonds (Letras Financeiras do Tesouro - LFT) whose original maturity exceeds three months, immediate liquidity and realization is expected in the short term.

(c)       Refers, mainly, to: (i) decrease of R$146,852 (Parent company: R$72,495) in accounts receivable due to revenue of 2016 recognized by error in 2015 and (ii) increase of R$157,227 due to revenue of 2015 recognized by error in 2016.

(d)       Refers, mainly, to: (i) increase in the balance of inventories of R$101,575 (Parent company: R$56,172), due to error arising in recognition of sales mentioned in item (c-i); (ii) increase of R$502,027 (Parent company: R$574,783) due to inventories of 2015 recognized by error in 2016; and (iii) decrease in the balance of inventories by R$12,111 (Parent company: R$12,111) due to the write-off storehouse materials.

(e)       Refers, mainly, to the reclassification of tax credits from “taxes payable” to “taxes recoverable” in the amount of R$32,671.

(f)        Refers to the reclassification of R$28,371 from “current assets” to “non-current assets” of Eletrobrás credits.

(g)       Refers, mainly, to increase due to deferred income tax and deferred social contribution tax arising from all adjustments mentioned in this note affecting the statement of operation.

(h)       Refers to adjustments mainly related to: (i) corresponding entry in “non-current assets” of the adjustment mentioned in item (f) above; (ii) impairment of R$81,303 in assets related to investments with little likelihood of realization and transfer of land in the amount of R$47,166 to property, plant and equipment.

(i)         Refers to adjustments to property, plant and equipment primarily related to: (i) addition of the land mentioned in item (h-ii) above;  and (ii) addition of R$106,921 due to error in the classification of operating lease to finance lease.

(j)        Refers, mainly, to (i) increase in the amount of R$648,311 (Parent company: R$574,783) related to purchase of goods to resale of 2015 that were recognized by error in 2016; (ii) increasing in trade payables in the amount of R$24,764 (Parent company: R$24,764), related to expenses recorded in the wrong period; and (iii) write-off of R$16,444 related to unduly recorded liabilities, related to previous years.

(k)       Immaterial errors related to the reclassification between “borrowings” and “other liabilities”.

(l)         Refers to adjustment on the provision for profit sharing paid in 2016.

(m)     Refers mainly to: (i) additions of PIS and COFINS of R$29,146 (Parent company: R$29,146), mainly arising from acquisition of electric power and financial income related to the years of 2015, 2014 and 2013; (ii) decrease of R$29,302 due to error in the tax calculation for 2015 with effect in the statement of operation and R$32,039 due to error in tax calculation for 2013 with effect in accumulated losses; and (iii) increase of taxes payable, mainly related to the effect of the adjustment mentioned in item (e) above.

(n)       Refers to the increase in the balance of other liabilities of R$20,613, due to error arising in recognition of liabilities.

(o)       Refers, mainly, to reclassification to “borrowings” of premium payments of bond transaction of Braskem America classified in “financial income” from previous years.

(p)       Refers to the recognition of counterparty risk in the measurement of fair value of the derivative instruments of R$65,000 (Parent company: R$65,000).

(q)       Refers to adjustments to deferred income tax and deferred social contribution tax liabilities arising from all adjustments mentioned in this note affecting the statement of operation.

(r)        Refers to the increase of R$15,530 (Parent company: R$15,530) in the post-employment benefit plan related to the health plan.

(s)        Refers, mainly, to the additions in the amount of R$102,825 due to error in the classification from operating lease to finance lease mentioned in the item (i) above.

(t)        Refers, mainly, to: (i) corresponding entry of the adjustment mentioned in item (p) above, increasing the balance by R$65,000; and (ii) reduction of the balance due to reclassification from “other comprehensive income” to “other income (expense), net” of R$40,509, due to adjustments to the actuarial liability of health plan benefit.

(u)       Refers to: (i) adjustments recorded in the statement of operation leading to the impact in the accumulated losses of R$89,158; and (ii) other immaterial adjustments mentioned above, recorded in “accumulated losses” of R$34,273.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Opening balance sheet as of 1/1/2015

								2014
	Consolidated							Parent company
							Opening						Opening
Assets	Published						balance in	Published					balance in
	in 2014		Adjustment				1/1/2015	in 2014	Adjustment				1/1/2015
			Tax provisions		Other				Tax provisions		Other

Current assets
Cash and cash equivalents	3,993,359				(102,088)	(a)	3,891,271	2,416,288			(90,650)	(a)	2,325,638
Financial investments	89,729				104,702	(b)	194,431	78,243			90,650	(b)	168,893
Trade accounts receivable	2,692,612				(283,466)	(c)	2,409,146	5,382,456			(250,061)	(c)	5,132,395
Inventories	5,368,146				251,176	(d)	5,619,322	3,810,498			216,897	(d)	4,027,395
Taxes recoverable	2,129,837				22,284	(e)	2,152,121	1,416,523					1,416,523
Other assets	287,876				(5,663)	(f)	282,213	201,025					201,025
Other receivables	199,640						199,640	308,920					308,920

	14,761,199				(13,055)		14,748,144	13,613,953			(33,164)		13,580,789

Non-current assets
Taxes recoverable	1,045,428		13,704	(a)			1,059,132	962,551	13,704	(a)			976,255
Deferred income tax and social contribution	870,206		(20,015)	(b)	35,890	(g)	886,081	493,303	(20,015)	(b)	16,665	(g)	489,953
Other assets	91,905				(5,881)	(h)	86,024	47,575					47,575
Investments	126,535						126,535	4,639,165			29,460		4,668,625
Property, plant and equipment	29,001,490				69,468	(i)	29,070,958	17,297,907				(i)	17,297,907
Other receivables	3,524,988						3,524,988	3,245,807					3,245,807

	34,660,552		(6,311)		99,477		34,753,718	26,686,308	(6,311)		46,125		26,726,122

Total assets	49,421,751		(6,311)		86,422		49,501,862	40,300,261	(6,311)		12,961		40,306,911

Liabilities and shareholders' equity

Current liabilities
Trade payables	10,852,410				(12,535)	(j)	10,839,875	10,443,712					10,443,712
Borrowings	1,418,542				928	(k)	1,419,470	2,134,951					2,134,951
Taxes payable	203,392				30,042	(l)	233,434	117,696			29,329	(l)	147,025
Other payables	1,608,948				(15,137)	(m)	1,593,811	1,643,606					1,643,606

	14,083,292				3,298		14,086,590	14,339,965			29,329		14,369,294

Non-current liabilities
Borrowings	18,918,021				8,708	(n)	18,926,729	7,863,666					7,863,666
Trade payables	30,699		229,311	(c)			260,010	30,634	229,311	(c)			259,945
Deferred income tax and social contribution	603,490				23,521	(o)	627,011
Post-employment benefits	69,176				45,302	(p)	114,478				45,302	(p)	45,302
Other liabilities	291,040				67,263	(q)	358,303	254,933					254,933
Other payables	9,531,683						9,531,683	11,723,288					11,723,288

	29,444,109		229,311		144,794		29,818,214	19,872,521	229,311		45,302		20,147,134

Shareholders' equity
Other comprehensive income	(2,924,057)				(19,115)	(r)	(2,943,172)	(2,924,057)			(19,115)	(r)	(2,943,172)
Accumulated loss	-		(235,622)	(d)	(42,555)	(s)	(278,177)		(235,622)	(d)	(42,555)	(s)	(278,177)
Other	8,962,940						8,962,940	9,011,832					9,011,832

Total attributable to the Company's shareholders	6,038,883		(235,622)		(61,670)		5,741,591	6,087,775	(235,622)		(61,670)		5,790,483

Non-controlling interest in Braskem Idesa	(144,533)						(144,533)

	5,894,350		(235,622)		(61,670)		5,597,058	6,087,775	(235,622)		(61,670)		5,790,483

Total liabilities and shareholders' equity	49,421,751	0	(6,311)		86,422		49,501,862	40,300,261	(6,311)		12,961		40,306,911

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)        Refers to the anticipation of income tax and social contribution for the year 2013 in the amount of R$13,704.

(b)       Refers to the reduction of deferred income tax and social contribution on tax losses and negative basis, in the amount of R$20,015.

(c)        These adjustments result from: (i) R$156,992 referring to payment of income tax at source on remittance of funds abroad at the rate of 35%; (ii) R$54,035 referring to payment related to REFIS installment payment; and (iii) R$18,285 related to the payment of the principal amount of anticipated of income tax and social contribution.

(d)       Refers to corresponding entries of the adjustments mentioned in items (a), (b) and (c), above.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)        Refers, mainly, to the reclassification to “financial investments” of R$104,702 (Parent Company: R$90,650).

(b)       Refers to the reclassification of “cash and cash equivalents” of Brazilian government bonds (Letras Financeiras do Tesouro – LFT) whose original maturity exceeds three months, immediate liquidity and realization is expected in the short term.

(c)        Refers, mainly to a decrease of R$283,466 (Parent company: R$250,061) in accounts receivable due to revenue of 2015 recognized by error in 2014.

(d)       Refers, mainly, to the increase in the balance of inventories of R$248,026 (Parent company: R$216,897), due to error arising in recognition of sales mentioned in item (c).

(e)        Refers, mainly, to the reclassification of tax credits from “taxes payable” to “taxes recoverable” in the amount of R$22,224.

(f)        Refers to reduction due reclassification of advances to suppliers to “trade payables”.

(g)       Refers to increase due to deferred income tax and deferred social contribution tax arising from all adjustments mentioned in this note affecting the statement of operation.

(h)       Immaterial errors related to the reclassification to “other payables”.

(i)         Refers to adjustments to property, plant and equipment primarily related to addition of R$77,147 due to error in the classification of operating lease to finance lease.

(j)         Refers, mainly, to reduction by the write-off of R$10,585 related to unduly recorded liabilities, related to previous years.

(k)       Immaterial errors related to reclassification between “borrowings” and “other payables”.

(l)         Refers to (i) additions of PIS and COFINS of R$24,098 (Parent company: R$24,098), mainly arising from acquisition of electric power and financial income related to the years of 2014 and 2013; (ii) reduction related to error in tax calculation for 2013 with effect in accumulated losses in the amount of R$21,794; and (iii) increase of taxes payable, mainly related to the effect of the adjustment mentioned in item (e) above.

(m)      Refers, mainly, to the write-off of notes unduly recorded in the amount of R$10,254, related to previous years.

(n)       Refers, mainly, to reclassification to “borrowings” of premium payments of bond transaction of Braskem America classified in “financial income” from previous years.

(o)       Refers to adjustments to deferred income tax and social contribution liabilities arising from all adjustments mentioned in this note affecting the statement of operation.

(p)       Refers to the increase of R$45,302 (Parent company: R$45,302) in the post-employment benefit plan related to the health plan.

(q)       Refers, mainly, to: (i) increase in the amount of R$73,803 due to error in the classification from operating lease to finance lease mentioned in the item (i) above; and (ii) reduction of the balance due to reclassification mentioned in the item (h) above in the amount of R$5,881.

(r)        Refers, mainly, to: (i) reduction of the balance due to adjustments on the actuarial liability of health plan benefit in the amount R$27,964; and (ii) increase related to deferred taxes based on the adjustments on the actuarial liability in the amount of R$9,508.

(s)        Refers to (i) adjustments recorded in the statement of operation leading to the impact in the accumulated losses in the amount of R$21,330; and (ii) other immaterial adjustments mentioned above, recorded in “accumulated losses” in the amount of R$12,943.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of operations for 2015

								2015							2015
	Consolidated								Parent company
			Continued							Continued
	Published		operations			Adjustment		Restated	Published	operations			Adjustment		Restated
Continued operations			Note 5(b)	Tax provisions		Other				Note 5(b)	Tax provisions

Net sales revenue	47,282,996		(682,371)			279,364	(a)	46,879,989	33,406,033				177,566	(a)	33,583,599
Cost of products sold	(36,902,086)		510,365			(336,302)	(b)	(36,728,023)	(25,675,861)				(184,176)	(b)	(25,860,037)
	10,380,910		(172,006)			(56,938)		10,151,966	7,730,172				(6,610)		7,723,562

Income (expenses)
Selling and distribution	(1,122,012)		38,856					(1,083,156)	(813,888)						(813,888)
General and administrative	(1,325,342)		59,327			(14,455)	(c)	(1,280,470)	(864,572)				(3,485)	(c)	(868,057)
Research and development	(176,431)					6,796	(d)	(169,635)	(110,583)						(110,583)
Results from equity investments	2,219							2,219	752,037	(1,888)			(132,405)		617,744
Other income (expenses), net	(707,153)		25,029			(49,080)	(e)	(731,204)	(346,398)				38,269	(e)	(308,129)

	7,052,191		(48,794)			(113,677)		6,889,720	6,346,768	(1,888)			(104,231)		6,240,649

Financial results
Financial expenses	(3,158,498)		8,052	(22,606)	(a)	9,650	(f)	(3,163,402)	(3,007,418)		(22,606)	(a)	(8,523)	(f)	(3,038,547)
Financial income	595,674		(8,677)			(2,064)	(g)	584,933	428,443				(2,575)	(g)	425,868
Exchange rate variations, net	70,318		32,592					102,910	757,658						757,658
	(2,492,506)		31,967	(22,606)		7,586		(2,475,559)	(1,821,317)		(22,606)		(11,098)		(1,855,021)

Profit before income tax and social contribution	4,559,685		(16,827)	(22,606)		(106,091)		4,414,161	4,525,451	(1,888)	(22,606)		(115,329)		4,385,628

Current and deferred income tax and social contribution	(1,660,905)		10,445	(10,253)	(b)	359	(h)	(1,660,354)	(1,385,140)		(10,253)	(b)	9,597	(h)	(1,385,796)

Profit for the year of continued operations	2,898,780		(6,382)	(32,859)		(105,732)		2,753,807	3,140,311	(1,888)	(32,859)		(105,732)		2,999,832

Discontinued operations results
Profit (loss) from discontinued operations	-		16,827					16,827		1,888					1,888
Current and deferred income tax and social contribution	-		(10,445)					(10,445)
			6,382					6,382		1,888					1,888

Profit for the year	2,898,780			(32,859)		(105,732)		2,760,189	3,140,311		(32,859)		(105,732)		3,001,720

Attributable to:
Company's shareholders	3,140,311			(32,859)		(105,732)		3,001,720
Non-controlling interest in Braskem Idesa	(241,531)							(241,531)

Profit for the year	2,898,780	0		(32,859)		(105,732)		2,760,189

								Parent company
				Basic and diluted - expressed in reais per share
				Published		Adjustment		Restated
Profit per share attributable to the shareholders of the Company of continued operations at the end of the year (R$)
Earnings per share - common				3.9474		(0.1766)		3.7708
Earnings per share - preferred shares class "A"				3.9474		(0.1766)		3.7708
Earnings per share - preferred shares class "B"				0.6065				0.6065

The adjustments that caused the restatement of these financial statements and are indicated in column “Adjustments – Tax provisions” are as follow:

(a)        Refers to interest accrual based on the variation in the Selic rate related to the extemporaneous taxes.

(b)       Refers to adjustments to deferred income tax and social contribution arising from all adjustments mentioned in this note.

The main adjustments that are indicated in column “Adjustments – Other” are as follow:

(a)        Refers, mainly, to: (i) decrease of R$146,211(Parent company: R$72,495) related to revenue from 2016 recognized by error in 2015; (ii) increase of R$155,872 related to revenue from 2015 recognized by error in 2016; (iii) increase of R$298,746 (Parent company: R$250,061) due to revenue of 2015 recognized by error in 2014; and (iv) decrease of R$21,768 due to a reclassification from "financial expenses" related to commercial discounts.

(b)       Refers, mainly, to: (i) decrease of costs of products sold of R$101,184 (Parent company: R$56,172) related to adjustments of sales mentioned in item (a-i) and increase of costs of products sold of R$ 145,023 and R$262,263(Parent company: R$216,897) related to adjustments of sales mentioned in items (a-ii) and (a-iii); and (ii) an increase of R$24,764 of freight costs in fiscal year 2015 previously recorded in 2016.

(c)        Immaterial errors classified as general and administrative expenses.

(d)       Refers to the reclassification of expenses to “other income (expenses), net”.

(e)        Refers, mainly, to: (i) impairment of assets related to investments with little likelihood of realization, in the amount of R$80,601; (ii) reversal of provision for health plan of R$42,318 (Parent company: R$42,318); (iii) write-off storehouse materials of R$12,111 (Parent company: R$12,111).

(f)        Refers, mainly, to: (i) adjustments mentioned in item (a-iv) above; and (ii) interest expenses from the health plan benefit of R$8,364 (Parent company: R$8,364).

(g)       Immaterial errors classified as financial income.

(h)       Refers, mainly, to: (i) reduction of R$19,201 (Parent company: no effect) related to adjustments in deferred income tax, unduly recorded in previous years; and (ii) impacts in current and deferred income tax and social contribution arising from all adjustments mentioned in this note.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of cash flow for 2015

									2015
	Consolidated					Parent company
	Published		Adjustment		Restated	Published	Adjustment		Restated
			Tax provisions	Other			Tax provisions	Other

Profit before income tax and social contribution and for the result with discontinued operations	4,559,685	0	(22,606)	(106,091)	4,430,988	4,525,451	(22,606)	(115,329)	4,387,516

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	2,114,929			10,867	2,125,796	1,774,973			1,774,973
Results from equity investments	(2,219)				(2,219)	(752,037)		132,405	(619,632)
Interest and monetary and exchange variations, net	3,249,558			(66,981)	3,182,577	3,235,082		(37,436)	3,197,646
Other	130,758				130,758	28,779			28,779

	10,052,711		(22,606)	(162,205)	9,867,900	8,812,248	(22,606)	(20,360)	8,769,282

Changes in operating working capital
Financial investments held-for-trading	118,929			(263,884)	(144,955)	109,913		(229,401)	(119,488)
Trade accounts receivable	(38,586)			(304,030)	(342,616)	(1,400,963)		(177,566)	(1,578,529)
Inventories	(161,419)			(340,315)	(501,734)	(347,679)		(401,947)	(749,626)
Taxes recoverable	831,507			10,401	841,908	464,733			464,733
Other receivables	(132,865)			122,691	(10,174)	(28,920)			(28,920)
Trade payables	(2,205,683)			687,395	(1,518,288)	(574,871)		599,547	24,676
Taxes payable	221,371		22,606	(23,751)	220,226	96,077	22,606	5,207	123,890
Other liabilities	708,267			26,084	734,351	(267,825)		(42,317)	(310,142)
Sundry provisions	49,633				49,633	130,882			130,882

Cash from operations	9,443,865			(247,614)	9,196,251	6,993,595		(266,837)	6,726,758

Interest paid	(1,086,166)				(1,086,166)	(431,567)			(431,567)
Income tax and social contribution paid	(232,302)				(232,302)	(46,784)			(46,784)

Net cash generated by operating activities	8,125,397			(247,614)	7,877,783	6,515,244		(266,837)	6,248,407

Acquisitions to property, plant and equipment	(4,057,123)			(46,759)	(4,103,882)	(1,026,669)			(1,026,669)
Others investments	(16,383)				(16,383)	(19,511)			(19,511)

Net cash used in investing activities	(4,073,506)			(46,759)	(4,120,265)	(1,046,180)			(1,046,180)

Net cash provided by financing activities	(97,491)				(97,491)	(3,112,101)			(3,112,101)

Exchange variation on cash of foreign subsidiaries	(508,036)				(508,036)

Increase in cash and cash equivalents	3,446,364			(294,373)	3,151,991	2,356,963		(266,837)	2,090,126

Represented by
Cash and cash equivalents at the beginning for the year	3,993,359			(102,088)	3,891,271	2,416,288		(90,650)	2,325,638
Cash and cash equivalents at the end for the year	7,439,723			(396,461)	7,043,262	4,773,251		(357,487)	4,415,764

Increase in cash and cash equivalents	3,446,364	0		(294,373)	3,151,991	2,356,963		(266,837)	2,090,126

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

2.5              Statement of cash flows - 2016

In the statement of cash flows for the year 2016, the final balance of cash and cash equivalents includes the corresponding amounts of the subsidiaries Quantiq and IQAG. On the other hand, in the consolidated balance sheet, all the assets of these subsidiaries, including cash balances and cash equivalents, are included in the item "non-current assets held for sale" (Note 5 (a)). The reconciliation between the statement of cash flows and the balance sheet is as follows:

Cash and cash equivalents at the end for the year	2016

Balance as presented in the cash flow	6,778,010

Cash and cash equivalents included in "non-current assets held fo sale"	(76,146)

Cash and cash equivalents in "current assets"	6,701,864

3                    Application of critical estimates and judgments

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

The Company makes a series of other estimates that are presented in the respective notes, such as allowance for doubtful accounts, fair-value adjustment of inventories and provision for repairing environmental damage.

In order to provide an understanding of the way the Company forms its judgments on future events, the variables and assumptions used in critical estimates are presented below:

3.1              Deferred income tax (“IR”) and social contribution (“CSL”)

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company’s future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board and submitted to the Board of Directors for approval. This plan uses as main variables the price of the products manufactured by the Company, price of inputs, gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, based on the Company’s historical performance and its capacity to generate taxable income and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

Information on deferred income tax and social contribution is presented in Note 20(c).

3.2              Fair value of derivative and non-derivative financial instruments

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the high volatility of the foreign exchange and interest rate markets in Brazil has been causing significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company’s Management.

Information on derivative and non-derivative financial instruments is presented in Note 17.

3.3              Useful life of assets

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company’s technicians taking into consideration the experience of these professionals in the management of Braskem’s plants. The useful lives initially established by independent appraisers are normally reviewed at the end of every year by the Company’s technicians in order to check whether they need to be changed. This review may take place during the year in case of possible non-recurring events.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company’s industrial plants are the information of manufacturers of machinery and equipment, level of the plants’ operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company’s management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

The useful lives applied to the assets determined the following average (%) depreciation and depletion rates:

	Consolidated
	2016	2015
Buildings and improvements	3.49	3.42
Machinery, equipment and installations	9.34	8.42
Mines and wells	8.83	8.89
Furniture and fixtures	10.36	10.48
IT equipment	20.53	20.55
Lab equipment	9.65	9.80
Security equipment	9.78	9.91
Vehicles	22.72	19.09
Other	18.97	18.98

Information on property, plant and equipment is presented in Note 13.

3.4              Impairment test and analysis

(a)               Tangible and intangible assets with defined useful lives

On the reporting date of each of its financial statements, the Company conducts an analysis to determine the existence of any indication that the book balance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.4(b).

The Company’s assets are grouped initially under operating Segments, based on product lines and production site location. Within each Segment, assets are grouped into Cash-generating units (“CGU”), based solely on the production site location (country and, for Basic Petrochemicals, region in Brazil). Based on these concepts, the assets are grouped as follows:

Reportable operating segments:

Basic petrochemicals:

•           CGU UNIB Bahia: represented by assets of the basic petrochemicals plants located in the state of Bahia;

•           CGU UNIB South: represented by assets of the basic petrochemicals plants located in the state of Rio Grande do Sul;

•           CGU UNIB Southeast: represented by assets of the basic petrochemicals plants located in the states of Rio de Janeiro and São Paulo;

Polyolefins:

•           CGU Polyethylene: represented by assets of the PE plants located in Brazil;

•           CGU Polypropylene: represented by assets of the PP plants located in Brazil;

•           CGU Renewables: represented by the assets of the Green PE plant located in Brazil;

Vinyls:

•           CGU Vinyls: represented by assets of PVC and chloride soda plants located in Brazil;

United States and Europe:

•           CGU Polypropylene USA: represented by assets of PP plants located in the United States;

•           CGU Polypropylene Europe: represented by assets of PP plants located in Germany;

Mexico:

•           Represented by the assets of the ethylene and PE plants located in Mexico.

Discontinuation of the Chemical Distribution operating segment:

•           This segment was represented by the assets of the subsidiaries Quantiq and IQAG, and was discontinued based on the decision to divest such companies (Note 5).

(b)               Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company and cited in Note 3.1. In addition to the projected cash flow for the period from 2017 to 2021, perpetuity is also calculated based on the long-term vision and without considering growth in real terms for this calculation. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital (“WACC”).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The goodwill allocated to the Polyolefins operating segment (Note 14 (a)) was generated in a business combination that resulted in the simultaneous acquisition of polypropylene and polyethylene plants. The main raw materials of these plants were already supplied by the Parent Company, which allowed for the obtainment of significant synergies in the operation. These synergies were one of the main drivers of that acquisition. Accordingly, the Company’s management tested this goodwill for impairment in the ambit of their operating segment since the benefits of the synergies are associated with all units acquired.

The remaining existing goodwill is allocated to the UNIB Sul CGU and to the Vinyls operating segment (Note 14(a)).

Goodwill from future profitability are presented in Note 14. Said note also presents the results of impairment tests.

3.5              Contingencies

Existing contingent liabilities and provisions are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i)       labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company’s legal counsels;

(ii)     tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii)   other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases arising from business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements (Note 23.2). In business combination transactions, in accordance with the provision in IFRS 3, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

The Company’s management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debits implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The Company’s contingencies are presented in Note 23.

3.6              Hedge accounting

The Parent Company designated liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the performance of exports according to its business plan (Note 3.2), which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company’s guidelines and strategy. In addition to the ability to refinance its U.S. dollar liabilities, the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

The subsidiary Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate is included in the project that was presented to the banks/lenders, which, due to the consistency of the projection, granted Braskem Idesa a financing line to be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items for the Parent Company and the subsidiary Braskem Idesa will be characterized by the first sales in U.S. dollars in each quarter until the amount designated for each period is reached (Note 17). The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company’s financial strategy.

Under the Financial Policy, the Company may contract financial derivatives (swaps, NDFs, options, etc.) to hedge against unwanted changes in currencies and rates. These derivatives may be designated for hedge accounting in accordance with Management's judgment and when the application is expected to provide a material improvement in the demonstration of the compensatory effect on the variations of the hedged items.

4                    Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the Company’s cash flows and reduce the threats to the financing of its operating working capital and investment programs.

4.1              Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, which is presented in Note 17.6.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(a)               Exposure to commodity risks

Braskem’s main feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes and said dynamic impacts the result and cash generation of Braskem, which in general does not seek financial instruments to hedge against price fluctuations.

(b)               Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the functional currency (Brazilian real, Mexican peso and Euro) and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debit, financial investments, accounts receivable and raw material purchases denominated in foreign currencies and through derivative operations. Braskem’s Financial Policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On December 31, 2016, Braskem prepared a sensitivity analysis for its exposure to the risks of fluctuation in the U.S. dollar, as informed in Note 17.6.

(c)               Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debit denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debit denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”) and in the Interbank Certificate of Deposit (“daily CDI”) rate.

In 2015 and 2016, Braskem held swap contracts (Note 17.3.1) in which it: receives the pre-contractual rate and pays the CDI overnight rate; and receives Libor and pays a fixed rate (Note 17.3.1(b.ii)).

On December 31, 2016, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 17.6(c.1) and (c.2).

4.2              Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2016, approximately 23% of the amounts held in “Cash and cash equivalents” (Note 6) were allocated to financial institutions that had compensation agreements with the Company. The obligations covered by these agreements are included under “Borrowings” (Note 15). The effective netting of these amounts is possible only in the event of default by one of the parties.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2016, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 8).

4.3              Liquidity risk

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. These amounts are calculated mainly based on the projected operating cash generation, less short-term debits and working capital needs.

Braskem has two revolving credit lines for the purpose of managing liquidity risks, which may be used without restrictions in function of the Company’s credit quality or in case of deterioration in the macroeconomic scenario, in the amounts of: (i) US$750 million until December 2019; and (ii) US$500 million until September 2019. These credit facilities enable Braskem to reduce the amount of cash it holds. As of December 31, 2016, none of these credit lines had been used.

The table below shows Braskem’s financial liabilities, including amounts derived from the Leniency Agreement (Note 23.3), by maturity. These amounts are calculated from undiscounted cash flows and may not be reconciled with the balance sheet.

					Consolidated
	Maturity
	Until	Between one and	Between two and	More than
	one year	two years	five years	five years	Total

Trade payables	6,678,378	201,686			6,880,064
Borrowings	2,736,454	6,858,266	7,871,197	18,477,235	35,943,152
Braskem Idesa borrowings	985,004	1,622,544	2,248,464	8,707,034	13,563,046
Derivatives	29,042	861,302			890,344
Loan to non-controlling shareholder of Braskem Idesa				1,620,519	1,620,519
BNDESPAR (Note 25)	176,846				176,846
Leniency agreement (Note 23.3)	1,354,492	325,299	1,058,562	685,353	3,423,706
At December 31, 2016	11,960,216	9,869,097	11,178,223	29,490,141	62,497,677

4.4              Capital management

The ideal capital structure, according to Braskem’s Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company’s objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company’s operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

As is also the case of liquidity, capital is not managed at the Parent Company level, but rather at the consolidated balance sheet level.

5                    Non-current held for sale assets and discontinued operations

On January 10, 2017, Management of the Company signed a sales agreement of Quantiq and its subsidiary IQAG, which was approved by the Brazilian anti-trust counsel (CADE). The presentation of the sale plan was made by Management during the second half of 2016 and the approval by the Board of Directors occurred on January 9, 2017.

Quantiq is engaged in the distribution, sale and manufacture of petroleum-based and petrochemical solvents, the distribution and sale of process oils, other petroleum-based inputs, intermediate chemicals, special chemicals and pharmacons. IQAG is engaged in providing storage services.

Although the sale agreement was executed in January 2017, the consolidated financial statements of Quantiq and IQAG are presented as held-for-sale assets and discontinued operations, since Braskem had already received a firm offer by the buying party before December 31, 2016 and both the Company’s Management and its Board of Directors were committed to the sale plan.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution.” The operating results of this segment were R$29,766 in 2016 and R$53,608 in 2015.

The results of Quantiq and IQAG for 2015 and 2016 are presented in the line “profit from discontinued operations” on the consolidated statements of operations. The assets and liabilities of these companies in December 31, 2016 are presented in the lines “non-current assets held-for-sale” and “non-current liabilities held-for-sale”, respectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(a)               Assets and liabilities classified as held-for-sale

Consolidated balances sheets of Quantiq and IQAG.

2016
Assets
Cash and cash equivalents	76,146
Trade accounts receivable	65,626
Inventories	84,296
Taxes recoverable	45,859
Property, plant and equipment	61,037
Intangible assets	6,665
Other assets	20,075
Total assets	359,704

Liabilities
Trade payables	62,692
Payroll and related charges	11,170
Dividends	6,371
Taxes payable	7,064
Other payables	8,099
Total liabilities	95,396

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               Results from discontinued operations

Consolidated statements of operations of Quantiq and IQAG.

	2016	2015
Net sales revenue	830,754	874,702
Cost of products sold and services provided	(674,619)	(702,696)
Gross profit	156,135	172,006

Income (expenses)
Selling and distribution	(45,938)	(38,856)
General and administrative	(77,258)	(59,327)
Other income (expenses), net	(608)	(25,029)
Operating profit	32,331	48,794

Financial results	8,429	(31,967)

Profit before income tax and social contribution	40,760	16,827

Current and deferred income tax and social contribution	(13,901)	(10,445)

Result with discontinued operations	26,859	6,382

Profit per share to the discontinued operations at the end of the year (R$)
Earnings per share - common	0.0337	0.0080
Earnings per share - preferred shares class "A"	0.0337	0.0080
Earnings per share - preferred shares class "B"	0.0337	0.0080

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)               Cash flow from discontinued operations

Consolidated cash flow statements of Quantiq and IQAG.

	2016	2015

Profit before income tax and social contribution	40,760	16,827
Adjustments for reconciliation of profit
Depreciation, amortization and depletion	5,428	5,639
Interest and monetary and exchange variations, net	(867)	17,090
Other	93	61

	45,414	39,617

Changes in operating working capital	41,642	(18,720)
Cash from operations	87,056	20,897

Acquisitions to property, plant and equipment	(5,491)	(8,749)
Other		214

Net cash used in investing activities	(5,491)	(8,535)

Short-term and long-term debt
Obtained		44,254
Payments	(57,543)	(2,121)
Related parties
Obtained	26,469	24,553
Payments	(35,094)	(24,646)
Dividends paid	(6,029)	(2,380)

Net cash provided (used) by financing activities	(72,197)	39,660

Increase in cash and cash equivalents	9,368	52,022

Represented by
Cash and cash equivalents at the beginning for the year	66,778	14,756
Cash and cash equivalents at the end for the year	76,146	66,778

Increase in cash and cash equivalents	9,368	52,022

6                    Cash and cash equivalents

		Consolidated			Parent Company
		2016	2015	1/1/2015	2016	2015	1/1/2015
			Restated	Restated		Restated	Restated
Cash and banks	(i)	2,178,611	873,966	227,237	382,112	270,965	52,164
Cash equivalents:	-
Domestic market	-	2,914,685	2,015,274	2,148,946	3,085,233	1,826,918	1,245,617
Foreign market	(i)	1,608,568	4,154,022	1,515,088	94,086	2,317,881	1,027,857
Total		6,701,864	7,043,262	3,891,271	3,561,431	4,415,764	2,325,638

(i)         On December 31, 2016, it includes cash and banks of R$172,390 (R$96,830 on December 31, 2015) and cash equivalents of R$29,169 (R$37,809 on December 31, 2015) of the subsidiary Braskem Idesa, available for use exclusively in its project.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

This item includes cash, bank deposits and highly liquid financial investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value. Investments normally only qualify as cash equivalent if they have a short maturity of three months or less from the date of acquisition.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the FIM Jupiter fund. Cash equivalents abroad mainly comprise fixed–income instruments issued by first-class financial institutions (time deposit) with high market liquidity.

7                    Financial investments

		Consolidated			Parent Company
		2016	2015	1/1/2015	2016	2015	1/1/2015
Loans and receivables			Restated	Restated		Restated	Restated
Time deposit investments	(i)	434,015		85,573			74,088
Held-for-trading	0
Letras financeiras do tesouro - LFT	(ii)	755,712	413,721	104,702	740,332	357,487	90,650
Other	0	756	1,172	4,155	754	1,172	4,155
Held-to-maturity	0
Quotas of investment funds in credit rights	0		46,193	42,495		46,193	42,495
Total	0	1,190,483	461,086	236,925	741,086	404,852	211,388
	0
Current assets	0	1,190,483	414,893	194,431	741,086	358,659	168,893
Non-current assets	0		46,193	42,494		46,193	42,495
Total	0	1,190,483	461,086	236,925	741,086	404,852	211,388

(i)    Time deposit given as cash collateral to fulfill the commitment of Braskem with the project finance of the subsidiary Braskem Idesa.

(ii)   Government bonds held-for-trading refers to Brazilian floating-rate government bonds (“LFTs”). These bonds have maturity above three months, immediate liquidity and expected realization in the short term.

8                    Trade accounts receivable

The Company’s billing period is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value on the date of the sale. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds that acquire receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

	Consolidated			Parent Company
	2016	2015	1/1/2015	2016	2015	1/1/2015
		Restated	Restated		Restated	Restated
Costumers
Domestic market	869,306	1,439,133	1,523,458	969,072	1,370,971	1,455,216
Foreign market	1,215,626	1,664,371	1,233,569	3,137,384	5,652,487	3,969,167
Allowance for doubtful accounts	(380,559)	(327,974)	(322,831)	(358,878)	(290,010)	(268,859)
Total	1,704,373	2,775,530	2,434,196	3,747,578	6,733,448	5,155,524

Current assets	1,634,137	2,755,708	2,409,146	952,689	2,454,015	5,132,395
Non-current assets	70,236	19,822	25,050	2,794,889	4,279,433	23,129
Total	1,704,373	2,775,530	2,434,196	3,747,578	6,733,448	5,155,524

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The breakdown of trade accounts receivable by maturity is as follows:

	Consolidated			Parent company
	2016	2015	1/1/2015	2016	2015	1/1/2015
		Restated	Restated		Restated	Restated

Accounts receivables not past due	1,668,063	2,486,662	1,973,466	3,578,195	6,192,896	4,049,912
Past due securities:			-
Up to 90 days	173,125	309,585	531,966	264,932	462,797	874,568
91 to 180 days	15,325	52,757	45,271	27,575	144,629	126,480
As of 180 days	228,419	254,500	206,324	235,754	223,136	373,423
	2,084,932	3,103,504	2,757,027	4,106,456	7,023,458	5,424,383
Allowance for doubtful accounts	(380,559)	(327,974)	(322,831)	(358,878)	(290,010)	(268,859)
Total customers portfolio	1,704,373	2,775,530	2,434,196	3,747,578	6,733,448	5,155,524

The changes in the allowance for doubtful accounts are presented below:

	Consolidated			Parent company
	2016	2015	1/1/2015	2016	2015	1/1/2015

Balance of provision at the beginning of the year	(327,974)	(322,831)	(282,753)	(290,010)	(268,859)	(200,794)
Provision in the year	(102,065)	(51,368)	(81,078)	(98,745)	(46,490)	(78,081)
Write-offs	38,499	46,225	41,000	29,877	25,339	35,819
Addition through merger of Braskem Qpar						(25,803)
Transfers (of) to non-current assets held for sale	10,981	-
Balance of provision at the end of the year	(380,559)	(327,974)	(322,831)	(358,878)	(290,010)	(268,859)

The methodology adopted by the Company for recognizing the provision for impairment is based on the history of losses and considers the sum of (i) 100% of the amount of receivables past due for over 180 days; (ii) 50% of the amount of receivables past due between 90 and 180 days; (iii) 100% of the amount of receivables under judicial collection (iv) all the receivables from the first renegotiation maturing within more than 24 months; and (v) 100% of the receivables arising from a second renegotiation with customers. Receivables from subsidiaries are not considered in this calculation. This methodology is revised on an annual basis by the Management of the Company.

9                    Inventories

		Consolidated			Parent company
		2016	2015	1/1/2015	2016	2015	1/1/2015
			Restated	Restated		Restated	Restated

Finished goods	-	3,444,898	4,017,910	3,932,380	2,314,755	3,431,501	2,542,808
Raw materials, production inputs and packaging	-	1,407,399	1,510,244	1,067,512	1,266,323	879,608	963,550
Maintenance materials	-	312,167	289,568	247,327	162,568	196,432	187,773
Advances to suppliers	(i)	103,267	315,234	346,885	82,618	304,816	324,893
Imports in transit and other	-	31,816	110,787	94,206	31,168	72,661	77,359
Total		5,299,547	6,243,743	5,688,310	3,857,432	4,885,018	4,096,383

In current assets	-	5,238,014	6,108,697	5,619,322	3,795,899	4,749,972	4,027,395
In non-current assets	-	61,533	135,046	68,988	61,533	135,046	68,988
Total		5,299,547	6,243,743	5,688,310	3,857,432	4,885,018	4,096,383

(i)         In this item, includes advance to an electric power supplier that is being realized through a reduction in the electricity tariff between January 1, 2016 and January 31, 2022, of which R$15,069 in current and R$61,533 in non-current.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Inventories of finished products are stated at average cost of purchase or production or the estimated price of sale or acquisition, excluding taxes, whichever is lower.

The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company’s and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals.

On December 31, 2016, finished products has lower value than the net realizable value and it is not necessary to record a provision. In 2015, a provision of R $2,875 was recorded. For this estimate, the Company considers the sell price projected for the period during which it expects to sell the product. This period is determined based on the historical data for the turnover of the respective inventory.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

10                Related parties

	Consolidated
	Balances at December 31, 2016					Balances at December 31, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	5,634		33,843	28,390	67,867	12,851		141,550	33,997	188,398
Inventories			5,434		5,434	138,619				138,619
Dividends and interest on capital				14,986	14,986				1,998	1,998
Other	50				50			9,927	580	10,507

Non-current
Advances to suppliers						58,443				58,443
Related parties
Intracompany loan								78,332		78,332
Other receivabels								66,301		66,301
Total assets	5,684		39,277	43,376	88,337	209,913		296,110	36,575	542,598

Liabilities
Current
Trade payables	77,461		904,090	1,226	982,777	284,973		1,400,485	2,011	1,687,469
Total liabilities	77,461		904,090	1,226	982,777	284,973		1,400,485	2,011	1,687,469

	Transactions between associated companies, jointly-controlled investment and related companies
	Twelve-month period ended December 31, 2016					Twelve-month period ended December 31, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	49,051		2,023,815	562,709	2,635,575	64,093		1,620,335	475,836	2,160,264
Purchases of raw materials, finished goods
services and utilities	1,564,103	(i)	12,291,190	56,170	13,911,463	3,692,625	(i)	12,488,618	108,688	16,289,931
Financial income (expenses)	(21)		6,452		6,431			6,723		6,723
General and administrative expenses
Post-employment benefits plan ("EPE")
Odebrecht Previdência Privada ("Odeprev")				41,845					44,466	44,466

(i)    Includes expenses with the Braskem Idesa project, of which R$734,263 related to fiscal year 2016,R$3,177,121 related to fiscal year 2015.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               Parent Company

	Balances at December 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies		EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and	FIM Sol and
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents										2,668,701	2,668,701
Trade accounts receivable		189		2,223	24,212	97,060	95,583	5,634	32,152		257,053
Inventories									5,434		5,434
Dividends and interest on capital				16,435							31,421
Related parties		20		104,471	50,802	24	16,977	50			172,344

Non-current
Trade accounts receivable	2,523,072	112,330		88,615							2,724,017
Related parties
Loan agreements	14,378						94				14,472
Total assets	2,537,450	112,539		211,744	75,014	97,084	127,640	5,684	37,586	2,668,701	5,873,442

Liabilities
Current
Trade payables	25				15			34,682	886,775		921,497
Accounts payable to related parties
Advance to export			97,165		670,325						767,490
Other payables				189,106			13				189,119

Non-current
Trade Payables	1,527,820	6,351,905		918,038							8,797,763
Accounts payable to related parties
Advance to export			7,951,033		270,505						8,221,538
Payable notes	12,515										12,515
Total liabilities	1,540,360	6,351,905	8,048,198	1,107,144	940,845		13	34,682	886,775		18,909,922

	Twelve-month period ended December 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Argentina	Other	subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products	142,978	2,876,647		2,157,743	151,687	266,190	876,116	48,781	1,979,837		8,499,979
Purchases of raw materials, finished products services and utilities	160,378	4,724,595		3,548,904			62,347	810,574	11,268,019		20,574,817
Financial income (expenses)	(375,743)	394,646	1,404,690	(13)	114,417	(28,767)	(10,742)	(21)	6,453		1,504,920
General and administrative expenses - Odeprev										39,213	39,213

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

	Balances at December 31, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies		EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and	FIM Sol e
Balance sheet	Inc.	Holanda	Holanda Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents											1,461,914	1,461,914
Trade accounts receivable		645,621		144,433	38,890		202,937	66,976	12,851	138,226		1,249,934
Inventories									138,619			138,619
Dividends and interest on capital				84,150				3,505				87,655
Related parties				20,039	46,648			41,987	62	9,925		118,661

Non-current
Trade accounts receivable	4,261,535											4,261,535
Advances to suppliers									58,443			58,443
Related parties
Current accounts
Loan agreements	16,541							113		78,332		94,986
Other receivables										29,659		29,659
Total assets	4,278,076	645,621		248,622	85,538		202,937	112,581	209,975	256,142	1,461,914	7,501,406

Liabilities
Current
Trade payables		3,643,417		686,084	21			2,862	27,715	1,381,150		5,741,249
Accounts payable to related parties
Advance to export	15,629		4,065,040		22,171							4,102,840
Other payables		9,538		149,520	689			35,148				194,895

Non-current
Trade Payables	3,280,511											3,280,511
Accounts payable to related parties
Advance to export	149,684		9,634,023		1,105,058							10,888,765
Payable notes	14,995			1,447								16,442
Total liabilities	3,460,819	3,652,955	13,699,063	837,051	1,127,939			38,010	27,715	1,381,150		24,224,702

	Twelve-month period ended December 31, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc	Holanda	Holanda Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products	205,900	3,142,740		2,395,057	35,447		234,457	681,102	57,770	1,513,391		8,265,864
Purchases of raw materials, finished products services and utilities	1,457,037	3,326,875		1,923,210				49,342	497,885	11,847,426		19,101,775
Financial income (expenses)	(869,178)	930,767	(6,370,438)	(113)	(367,263)	81,774	64,899	12,161	(3)	6,723		(6,510,671)
General and administrative expenses - Odeprev											41,589	41,589

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

As provided for in the Company’s bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties, except to the purchase of raw materials that exceed R$5,000 per operation or R$15,000 altogether per year. This prevision encompasses contracts between the Parent Company and its subsidiaries with (i) any of its common shareholders and (ii) directors of the Company, its shareholder or its subsidiary or its respective related parties.

Pursuant to Brazilian Corporation Law n°6.404/76, officers and directors are prohibited from: (i) performing any acts of liberality with the use of the Company’s assets and in its detriment; (ii) intervening in any operations in which these officers and directors have a conflict of interest with the Company or in resolutions in which they participate; and (iii) receiving, based on their position, any type of personal advantage from third parties, directly or indirectly, without an authorization under the Bylaws or by the shareholders’ meeting.

As part of the control to identify related parties, the officers and directors of Braskem are asked, on an annual basis, if they or their direct family members have any kind of relevant interaction, equal to or greater than R$5,000 with companies that transact with Braskem and its subsidiaries. Such interaction may be in the form of holding an equity interest or participating in the management process of the company. For the years 2016 and 2015 the companies that were informed by the managers are considered in this note.

The related parties that have significant relationship with the Company are as follows:

Odebrecht and its direct and indirect subsidiaries:

•           Agro Energia Santa Luzia S.A.

•           Cetrel S.A. (“Cetrel”).

•           Construtora Norberto Odebrecht S.A. (“CNO”).

•           Odebrecht Agroindustrial Participações S.A.

•           Santo Antônio Energia S.A. (“SAESA”).

•           Usina Conquista do Pontal S.A.

Petrobras and its direct and indirect subsidiaries:

•           Petrobras: shareholder of Braskem.

•           Petrobras Distribuidora (“BR Distribuidora”).

•           Refinaria Alberto Pasqualini (“REFAP”).

Joint ventures of Braskem:

•           Refinaria de Petróleo Riograndense S.A (“RPR”).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The main agreements with related parties, in the period ended December 31, 2016 and December 31, 2015, except subsidiaries of the Company, are as follows:

•           Odebrecht and its subsidiaries:

(i)        In March 2016, an agreement was entered into with Usina Conquista do Pontal S.A., with Agro Energia Santa Luzia S.A. and with Odebrecht Agroindustrial Participações S.A. to ensure the continued supply of hydrous ethanol to the Company, with technical flexibilities and differentiated commercial conditions, through an advance duly restated by the market rate and guaranteed by Odebrecht S.A., the balance of which was fully settled during 2016. The price of hydrous ethanol is based on the Monthly Rate published by the Luiz de Queiroz College of Agriculture (ESALQ) Hydrous Fuel – São Paulo, in R$/liter, of the reference month and with a discount. The agreement has an estimated maximum amount of R$305,000 and is valid through April 30, 2017. On December 27, 2016, the Company signed an amendment modifying the type of invoicing for feedstock purchases for future delivery with payment by December 30, 2016. The amendment determines that the price practiced at time of delivery is the lesser of the ceiling established in the amendment and the reference established in the original contract.

(ii)      In July 2016, a service agreement was executed by Cetrel to treat wastewater produced by the Braskem industrial units located in the Camaçari Petrochemical Complex. The agreement has an estimated maximum value of R$77.000 and is valid through December 31, 2019.

(iii)    In August 2016, an electric power purchase agreement was executed with SAESA to supply Braskem’s industrial units. The agreement has an estimated maximum value of R$517,000 and is valid for 13 years as from January 1, 2017.

•           Petrobras and its subsidiaries:

(i)        On December 23, 2015, Braskem and Petrobras entered into an agreement for the annual purchase of 7 million tons of petrochemical naphtha for five years. This agreement includes commercial renegotiation rights for both parties as of the third year, in case of changes in certain market conditions. The established price is 102.1% of ARA international benchmark, which is the average price of inputs in the European ports of Amsterdam, Rotterdam and Antwerp).

(ii)      In February 2016, the agreement with Petrobras for the purchase of aliphatic solvent was extended until March 2017, under the same terms and conditions of the agreement signed in July 2015.

(iii)    As from June 2016, Braskem maintains agreements for the sale of gasoline to BR Distribuidora, which is renewed on a monthly basis. Sales in the year amount to R$474,472.

(iv)    In November 2016, the Company entered into an agreement with Petrobras for the purchase of 108,000 tons of polymer-grade propylene through REFAP, with duration of 5 years.

•           Joint ventures of Braskem:

(i)     In 2016, the sales of gasoil to RPR amounted to R$95,125. The product is used as feedstock in its diesel oil production process and the agreements were made on a spot basis.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(ii)   Since March 2016, Braskem has had agreements for the sale of gasoline to RPR, renewable on a monthly basis. Sales in the year amount to R$264,615.

(c)               Key management personnel

The Company considers “Key management personnel” to be the members of the Board of Directors and the Executive Board, composed of the CEO and vice-presidents. Not all the members of the Executive Board are members of the statutory board.

	Parent company and consolidated
Income statement transactions	2016	2015
Remuneration
Short-term benefits	44,277	46,562
Post-employment benefit	515	272
Total	44,792	46,834

11                Taxes recoverable

		Consolidated			Parent Company
		2016	2015	1/1/2015	2016	2015	1/1/2015
			Restated	Restated		Restated	Restated

Parent Company and subsidiaries in Brazil	-
IPI	-	38,909	23,996	20,456	37,859	22,615	16,945
Value-added tax on sales and services (ICMS) - normal operations	(a)	495,339	403,842	413,066	420,625	310,754	307,689
ICMS - credits from PP&E	-	125,145	121,954	131,153	118,984	115,354	129,979
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	-	32,823	69,431	675,983	28,386	69,004	663,140
PIS and COFINS - credits from PP&E	-	253,503	230,030	244,194	242,475	217,482	232,510
Income tax and social contribution (IR and CSL)	(b)	605,058	958,567	706,427	487,079	792,981	611,684
REINTEGRA program	(c)	53,129	274,654	263,771	51,414	271,823	258,735
Federal supervenience	(d)	155,533	173,436	170,264	151,798	168,507	166,448
Other	-	1,046	14,281	9,217	2,694	6,309	5,648
	-
Foreign subsidiaries	-
Value-added tax	-	132,152	277,751	547,947
Income tax (IR)	-	19,103	80,600	27,439
Other	-	2,628	1,559	1,336
Total	-	1,914,368	2,630,101	3,211,253	1,541,314	1,974,829	2,392,778
	-
Current assets	-	826,015	1,312,341	2,152,121	543,275	762,824	1,416,523
Non-current assets	-	1,088,353	1,317,760	1,059,132	998,039	1,212,005	976,255
Total	-	1,914,368	2,630,101	3,211,253	1,541,314	1,974,829	2,392,778

(a)               ICMS – normal operations

Accumulated ICMS credits over the past few years arises mainly from domestic sales subject to deferred taxation and export sales.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on their realization. These include the maintenance of the terms of the agreements with the states in which the Company produces petrochemical products in order to defer the ICMS tax levied on naphtha purchases, which increases the effective monetization of the balances.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               IR and CSL

Accumulated IR and CSL arises from prepayments of these taxes and retentions on income from financial investments over the past few years.

The realization of these credits occurs in two ways: (i) offset of overdue or falling due liabilities related to taxes levied by the Federal Revenue Service; or (ii) cash reimbursement. Diverse tax refund claims were already filed with Brazil’s Federal Revenue Service.

(c)               REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. The amount to be refunded is equivalent to the following percentages of all export revenue, in accordance with Federal Law 13,043/14 and Executive Order 8,543/15:

(i)    3%, between October 1, 2014 and February 28, 2015;

(ii)   1%, between March 1, 2015 and November 30, 2015;

(iii)   0.1% between December 1, 2015 and December 31, 2016;

(iv)   2% between January 1, 2017 and December 31, 2017; and

(v)     3% between January 1, 2018 and December 31, 2018.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

In the fiscal year ended December 31, 2016, the Company recognized credits in the amount of R$8,694 (R$102,273 in 2015) and offset the amount of R$230,220 (R$91,389 in 2015). In the Statement of operations, credits were recognized in the item “Cost of products sold.”

(d)               Federal supervenience

This item includes credits arising from legal discussions regarding the legality and constitutionality of various taxes and contributions in which the Company has already obtained a favorable ruling or has unquestionable precedents in its favor. These amounts will be realized after the use of other credits described above in this Note.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

12                Investments in subsidiaries and jointly-controlled investments

(a)               Information on investments

		Parent company

		Interest in total and	Adjusted net profit (loss)		Adjusted
		voting capital (%) - 2016	for the year		equity
		Direct and indirect	2016	2015	2016	2015
				Restated		Restated
Subsidiaries
Alclor	#	-	(1,248)	(3,053)	-	35,435
Braskem Alemanha	#	100.00	1,404,696	307,977	2,883,238	1,923,316
Braskem America	#	100.00	1,147,107	261,283	2,582,061	1,829,495
Braskem America Finance	#	100.00	1,099	913	(6,573)	3,065
Braskem Argentina	#	100.00	7,945	(10,993)	24,090	16,146
Braskem Austria	#	100.00	15	11,325	4,170	5,118
Braskem Austria Finance	#	-	-	(32)	-	75
Braskem Holanda	#	100.00	6,977	243	14,685	7,707
Braskem Holanda Finance	#	100.00	1,264,789	(204,498)	1,320,056	847,952
Braskem Holanda Inc	#	100.00	(16)	(11)	(25)	(12)
Braskem Finance	#	100.00	2,367	(131)	2,150	(158)
Braskem Idesa	#	100.00	44,647	76,476	(92,365)	(137,013)
Braskem Idesa Serviços	#	75.00	(1,270,899)	(418,634)	(4,071,517)	(1,991,690)
Braskem Inc.	#	75.00	4,350	5,659	9,241	8,860
Braskem México	#	100.00	(559,670)	344,665	283,909	843,579
Braskem México Sofom	#	100.00	32,994	124,398	173,590	206,806
Braskem México Serviços	#	100.00	3,691	1,861	8,667	1,566
Braskem Petroquímica	#	100.00	(265)	2,318	1,952	3,424
IQAG	#	100.00	57,669	342,495	2,081,901	2,018,696
Lantana	#	100.00	9,816	7,023	12,783	16,934
Petroquímica Chile	#	100.00	173	(336)	(874)	(1,047)
Quantiq	#	100.00	26,824	11,502	260,278	244,345
	#	-	-	-	-	-
Jointly-controlled investment	#	-	-	-	-	-
RPR	#	33.20	86,682	24,784	175,896	145,551
Odebrecht Comercializadora de Energia S.A. ("OCE")	#	20.00	(5,720)	10,490	5,721	11,441
	#	-	-	-	-	-
Associates	#	-	-	-	-	-
Borealis Brasil S.A. ("Borealis")	#	20.00	10,538	(3,914)	162,629	158,366

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               Changes in investments

		Dividends	Equity in results of investees				Non-current	Equity	Currency
	Balance at	and interest	Effect	Adjustment of	Goodwill		assets	valuation	translation	Balance at
	2015	on equity	of results	profit in inventories	amortization	Other	held for sale	adjustments	adjustments	2016
Subsidiaries and jointly-controlled investment	Restated

Domestic subsidiaries
Alclor	35,434					(35,434)
Braskem Petroquímica	2,088,595	(29,897)	57,669	10,679	(30,851)	35,434				2,131,629
Quantiq	243,847	(10,893)	26,824	4,099	35		(263,912)
RPR	48,329	(12,914)	28,780					(5,790)		58,405
OCE	2,289	-	(1,144)							1,145
	2,418,494	(53,704)	112,129	14,778	(30,816)		(263,912)	(5,790)		2,191,179

Foreign subsidiaries
Braskem Alemanha	109,620		79,510	(302)				(93)	(25,834)	162,901
Braskem Argentina	13,166		7,945	274						21,385
Braskem Austria	5,117		15						(963)	4,169
Braskem Chile	7,004		6,977	704						14,685
Braskem Holanda	864,419		1,330,661	(59,580)				(1,044,020)	156,705	1,248,185
Braskem Inc.	839,745		(559,670)	3,834						283,909
Braskem México	206,806		32,994						(66,211)	173,589
	2,045,877		898,432	(55,070)				(1,044,113)	63,697	1,908,823

	4,464,371	(53,704)	1,010,561	(40,292)	(30,816)		(263,912)	(1,049,903)	63,697	4,100,002

Associates	35,500	(1,200)	2,053			(3,826)				32,527
Total	4,499,871	(54,904)	1,012,614	(40,292)	(30,816)	(3,826)	(263,912)	(1,049,903)	63,697	4,132,529

										Consolidated
		Dividends	Equity in results of investees				Other	Equity	Currency
	Balance at	and interest	Effect	Adjustment of	Provision		comprehensive	valuation	translation	Balance at
	2015	on equity	of results	profit in inventories	for loss	Write-off	income	adjustments	adjustments	2016
Domestic subsidiaries
Borealis	31,673	(1,200)	2,053							32,526
OCE	2,289		(1,144)							1,145
RPR	48,328	(12,914)	28,780					(5,790)		58,404
Other	4,064					(3,826)				238
	86,354	(14,114)	29,689			(3,826)		(5,790)		92,313

(c)               Breakdown of equity accounting results

	Consolidated		Parent company
	2016	2015	2016	2015
				Restated

Equity in results of subsidiaries, associate and jointly-controlled	29,738	2,219	972,322	592,730
Result with discontinued operations	-	-	(30,958)	(1,888)
Amortization of fair value adjustment	-	-	(30,816)	(31,521)
Provision for losses on investments	-	-	44,647	58,410
Dividends received	340	-	340	13
	30,078	2,219	955,535	617,744

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(d)               Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12, the Company is presenting the financial statements of the subsidiary in which the non-controlling shareholder holds interest, and the effects on the Company’s consolidated statements.

Balance sheet	Consolidated Braskem
	without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated
Assets	2016	2015		2016	2015		2016	2015	2016	2015
										Restated
Curent
Cash and cash equivalents	6,500,265	6,908,623		201,599	134,640				6,701,864	7,043,263
Financial investments	1,190,483	414,893							1,190,483	414,893
Trade accounts receivable	1,455,893	2,652,706		247,465	120,848		(69,221)	(17,846)	1,634,137	2,755,708
Inventories	4,862,571	5,935,568		375,443	173,129				5,238,014	6,108,697
Taxes recoverable	710,982	1,093,270		115,033	219,071				826,015	1,312,341
Other receivables	278,865	475,663		27,170	29,260			(57)	306,035	504,866

	14,999,059	17,480,723		966,710	676,948		(69,221)	(17,903)	15,896,548	18,139,768

Non-current assets held for sale	359,704								359,704	-

	15,358,763	17,480,723		966,710	676,948		(69,221)	(17,903)	16,256,252	18,139,768
Non-current
Taxes recoverable	1,088,304	1,317,691		49	69				1,088,353	1,317,760
Deferred tax	189,613	2,379,250		1,463,502	825,416				1,653,115	3,204,666
Related parties	4,690,672	4,556,671				(ii)	(4,690,672)	(4,412,038)		144,633
Other receivables	648,511	800,169		29,823	32,011				678,334	832,180
Property, plant and equipment	18,814,175	19,683,454		11,171,400	15,134,641	(iii)	(648,865)	(717,806)	29,336,710	34,100,289
Intangible	2,667,708	2,806,734		141,379	80,870				2,809,087	2,887,604

	28,098,983	31,543,969		12,806,153	16,073,007		(5,339,537)	(5,129,844)	35,565,599	42,487,132

Total assets	43,457,746	49,024,692		13,772,863	16,749,955		(5,408,758)	(5,147,747)	51,821,851	60,626,900

Liabilities and shareholders' equity
Current
Trade payables	6,335,452	11,962,001		278,905	429,400		(69,221)	(17,846)	6,545,136	12,373,555
Borrowings	2,594,463	1,969,993							2,594,463	1,969,993
Braskem Idesa Borrowings				10,437,791	302,266				10,437,791	302,266
Payroll and related charges	540,405	588,148		22,050	22,138				562,455	610,286
Taxes payable	611,231	968,308		12,849	34,965				624,080	1,003,273
Other payables	2,053,031	1,333,814		125,955	49,808				2,178,986	1,383,622

	12,134,582	16,822,264		10,877,550	838,577		(69,221)	(17,846)	22,942,911	17,642,995

Non-current liabilities held for sale	95,396								95,396

	12,229,978	16,822,264		10,877,550	838,577		(69,221)	(17,846)	23,038,307	17,642,995

Non-current
Loan agreements	20,736,604	25,380,518							20,736,604	25,380,518
Braskem Idesa Borrowings					11,975,167					11,975,167
Accounts payable to related parties				4,698,881	4,372,482	(ii)	(4,698,881)	(4,372,482)
Non-controlling loan in Braskem Idesa			(v)	1,620,519	1,538,784				1,620,519	1,538,784
Provision for losses on subsidiaries	3,053,637	2,054,654				(iv)	(3,053,637)	(2,054,654)
Other payables	4,698,937	3,136,882		6,774	7,065				4,705,711	3,143,947

	28,489,178	30,572,054		6,326,174	17,893,498		(7,752,518)	(6,427,136)	27,062,834	42,038,416

Shareholders' equity
Attributable to the Company's shareholders	2,738,590	1,630,374		(3,430,861)	(1,982,120)		3,430,861	1,982,120	2,738,590	1,630,374
Non-controlling interest
in Braskem Idesa							(1,017,880)	(684,885)	(1,017,880)	(684,885)

	2,738,590	1,630,374		(3,430,861)	(1,982,120)		2,412,981	1,297,235	1,720,710	945,489

Total liabilities and shareholders' equity	43,457,746	49,024,692		13,772,863	16,749,955		(5,408,758)	(5,147,747)	51,821,851	60,626,900

(i)         Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)       Loan from Braskem Holanda as part of shareholders’ contribution to the Braskem Idesa project.

(iii)      Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv)      Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)       Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of operations
	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015
								Restated
Net sales revenue	46,343,171	46,509,068	1,495,018	472,257	(174,201)	(101,336)	47,663,988	46,879,989
Cost of products sold	(34,134,381)	(36,308,267)	(970,459)	(486,832)	164,221	67,076	(34,940,619)	(36,728,023)

	12,208,790	10,200,801	524,559	(14,575)	(9,980)	(34,260)	12,723,369	10,151,966

Income (expenses)
Selling and distribution	(1,293,713)	(1,045,223)	(117,115)	(37,933)			(1,410,828)	(1,083,156)
General and administrative	(1,393,075)	(1,271,919)	(123,855)	(42,811)	39,731	34,260	(1,477,199)	(1,280,470)
Research and development	(162,010)	(169,635)					(162,010)	(169,635)
Results from equity investments	(923,096)	(723,337)		963	953,174	724,593	30,078	2,219
Other income (expenses), net	(3,621,215)	(727,519)	(130,948)	(3,685)			(3,752,163)	(731,204)

	4,815,681	6,263,168	152,641	(98,041)	982,925	724,593	5,951,247	6,889,720

Financial results
Financial expenses	(3,054,334)	(3,141,488)	(688,868)	(19,340)	172,240	(2,574)	(3,570,962)	(3,163,402)
Financial income	955,423	801,491	3,193	18,382	(268,494)	(234,940)	690,122	584,933
Exchange rate variations, net	(2,115,993)	795,543	(1,094,424)	(353,886)		(338,747)	(3,210,417)	102,910

	(4,214,904)	(1,544,454)	(1,780,099)	(354,844)	(96,254)	(576,261)	(6,091,257)	(2,475,559)

Profit (loss) before income tax
and social contribution	600,777	4,718,714	(1,627,458)	(452,885)	886,671	148,332	(140,010)	4,414,161

IR and CSL - current and deferred	(1,039,107)	(1,723,376)	423,061	63,022			(616,046)	(1,660,354)

Profit (loss) for the year of continued operations	(438,330)	2,995,338	(1,204,397)	(389,863)	886,671	148,332	(756,056)	2,753,807

Discontinued operations results
Profit (loss) from discontinued operations	40,760	16,827					40,760	16,827
IR and CSL - current and deferred	(13,901)	(10,445)					(13,901)	(10,445)
	26,859	6,382					26,859	6,382

Profit (loss) for the year	(411,471)	3,001,720	(1,204,397)	(389,863)	886,671	148,332	(729,197)	2,760,189

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem
	Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015
								Restated
Profit (loss) before income tax and social contribution and for the result with discontinued operations	641,537	4,735,541	(1,627,458)	(452,885)	886,671	148,332	(99,250)	4,430,988

Adjustments for reconciliation of profit (loss)
Depreciation, amortization and depletion	2,381,160	2,125,050	331,691	746	(29,751)		2,683,100	2,125,796
Results from equity investments	923,096	722,374			(953,174)	(724,593)	(30,078)	(2,219)
Interest and monetary and exchange variations, net	1,464,918	2,209,202	1,615,334	973,375	(54,244)		3,026,008	3,182,577
Leniency agreement	2,853,230						2,853,230
Other	40,530	130,758	486				41,016	130,758

	8,304,471	9,922,925	320,053	521,236	(150,498)	(576,261)	8,474,026	9,867,900

Changes in operating working capital
Held-for-trading financial investments	(649,535)	(144,955)					(649,535)	(144,955)
Trade accounts receivable	1,083,117	(311,326)	(126,617)	(49,136)	51,375	17,846	1,007,875	(342,616)
Inventories	966,974	(566,798)	(104,636)	65,064			862,338	(501,734)
Taxes recoverable	976,770	539,097	81,334	302,811			1,058,104	841,908
Other receivables	396,702	(52,880)	21,308	(23,995)			418,010	(76,875)
Trade payables	(4,052,705)	(1,308,889)	(150,495)	(191,553)	(51,375)	(17,846)	(4,254,575)	(1,518,288)
Taxes payable	(674,466)	293,090	382,335	(72,864)			(292,131)	220,226
Other payables	637,734	98,321	175,811	752,364			813,545	850,685

Cash from operations	6,989,062	8,468,585	599,093	1,303,927	(150,498)	(576,261)	7,437,657	9,196,251

Interest paid	(1,323,294)	(1,086,166)	(215,224)				(1,538,518)	(1,086,166)
Income tax and social contribution paid	(1,152,847)	(232,302)					(1,152,847)	(232,302)

Net cash generated by operating activities	4,512,921	7,150,117	383,869	1,303,927	(150,498)	(576,261)	4,746,292	7,877,783

Proceeds from the sale of fixed assets	564	1,282					564	1,282
Acquisitions to property, plant and equipment	(1,711,039)	(1,340,625)	(1,278,614)	(3,339,518)	150,498	576,261	(2,839,155)	(4,103,882)
Acquisitions of intangible assets	(35,780)	(20,106)					(35,780)	(20,106)
Other	33,497	2,441					33,497	2,441

Net cash used in investing activities	(1,712,758)	(1,357,008)	(1,278,614)	(3,339,518)	150,498	576,261	(2,840,874)	(4,120,265)

Short-term and long-term debt
Obtained	4,107,626	5,481,546					4,107,626	5,481,546
Payments	(4,901,593)	(6,087,217)					(4,901,593)	(6,087,217)
Braskem Idesa borrowings
Obtained			503,921	1,501,939			503,921	1,501,939
Payments			(469,282)	(510,715)			(469,282)	(510,715)
Related parties
Obtained loans (payment of loans )	(882,158)	(898,213)	882,158	898,213
Dividends paid	(1,997,984)	(482,117)					(1,997,984)	(482,117)
Repurchase of treasury shares		(927)						(927)

Net provided (used) in financing activities	(3,674,109)	(1,986,928)	916,797	1,889,437			(2,757,312)	(97,491)

Exchange variation on cash of foreign subsidiaries	541,734	(454,965)	44,908	(53,071)			586,642	(508,036)

Increase (decrease) in cash and cash equivalents	(332,212)	3,351,216	66,960	(199,225)			(265,252)	3,151,991

Represented by
Cash and cash equivalents at the beginning for the year	6,908,623	3,557,407	134,639	333,864			7,043,262	3,891,271
Cash and cash equivalents at the end for the year	6,576,411	6,908,623	201,599	134,639			6,778,010	7,043,262

Increase (decrease) in cash and cash equivalents	(332,212)	3,351,216	66,960	(199,225)			(265,252)	3,151,991

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

13                Property, plant and equipment

(a)               Change

		Consolidated
		Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total

Cost		526,786	5,415,826	37,514,207	5,526,477	1,205,559	50,188,855
Accumulated depreciation/depletion			(904,325)	(14,537,865)		(646,376)	(16,088,566)
Balance as of December 31, 2015		526,786	4,511,501	22,976,342	5,526,477	559,183	34,100,289

Acquisitions		528		69,378	2,372,332	108,493	2,550,731
Capitalized financial charges					367,780		367,780
Foreign currency translation adjustment		(44,467)	(1,193,660)	(3,020,354)	(597,286)	(14,349)	(4,870,116)
Transfers by concluded projects	(ii)	1,718	1,351,594	2,478,445	(3,960,360)	128,603
Other, net of depreciation/depletion			(701)	(9,984)	(199,829)	66,072	(144,442)
Depreciation / depletion			(221,649)	(2,275,513)		(103,224)	(2,600,386)
Non-current assets held for sale	(iii)	(12,910)	(28,013)	(9,402)	(13,149)	(3,672)	(67,146)
Net book value		471,655	4,419,072	20,208,912	3,495,965	741,106	29,336,710
Cost		471,655	5,530,714	36,804,409	3,495,965	1,404,759	47,707,502
Accumulated depreciation/depletion			(1,111,642)	(16,595,497)		(663,653)	(18,370,792)
Balance as of December 31, 2016		471,655	4,419,072	20,208,912	3,495,965	741,106	29,336,710

(i)        On December 31, 2016, the main amounts included in this account refer to the expenses with planned shutdown maintenance in Brazil and plants abroad and which are in preparation or in progress (R$838,501), to the capitalized financial charges (R$225,273), to the spare parts inventories (R$520,224), to the strategic projects in Brazil (R$329,256), whose main project is related to the processing of Ethane at UNIB Bahia, to the expenses with strategic projects of Braskem America (R$431,986), such as the construction of the new UTEC plant. The remainder corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.

(ii)       Related mainly to expenses incurred with Braskem Idesa’s project, which were transferred to the definite accounts as follows: R$1,539,206 to “Machinery, equipment and installations” and R$1,289,425 to “Buildings and improvements.”

(iii)     Transfer of Quantiq and IQAG assets to “Non-current assets held for sale” (Note 5).

	Parent Company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total

Cost	292,151	1,689,113	26,180,383	2,680,377	874,006	31,716,030
Accumulated depreciation/depletion		(878,387)	(13,728,457)		(567,108)	(15,173,952)
Balance as of December 31, 2015	292,151	810,726	12,451,926	2,680,377	306,898	16,542,078

Acquisitions	358		156,984	1,096,163	10,573	1,264,078
Capitalized financial charges				105,849		105,849
Transfers by concluded projects		45,840	842,361	(990,934)	102,733
Other, net of depreciation/depletion			(9,662)	(68,998)	67,087	(11,573)
Depreciation / depletion		(58,479)	(1,784,111)		(94,715)	(1,937,305)
Net book value	292,509	798,087	11,657,498	2,822,457	392,576	15,963,127
Cost	292,509	1,734,953	26,981,068	2,822,457	993,980	32,824,967
Accumulated depreciation/depletion	-	(936,866)	(15,323,570)		(601,404)	(16,861,840)
Balance as of December 31, 2016	292,509	798,087	11,657,498	2,822,457	392,576	15,963,127

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The machinery, equipment and facilities of the Company require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or even relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made for the maintenance of industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the subject matter of the stoppage and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs. Property, plant and equipment items are depreciated on a straight-line basis. Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

Based on the analysis cited in Note 3.4(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period, therefore impairment tests of these assets were not necessary. The prices of products manufactured by the Company are quoted in international markets, in the short or medium term, and adjust to the prices of raw materials to preserve the historical margins of the business.

In 2016, charges amounting to R$367,780 (2015 – R$787,371) were capitalized. The average rate of these charges in the year was 8.12% p.a. (7.80% p.a. in 2015).

(b)               Property, plant and equipment by country

	2016	2015	1/1/2015
		Restated	Restated
Brazil	16,939,745	17,637,392	18,434,300
Mexico	10,522,536	14,416,835	9,260,814
United States of America	1,668,399	1,748,282	1,155,696
Germany	205,650	297,278	218,753
Other	380	502	1,395
	29,336,710	34,100,289	29,070,958

14                Intangible assets

		Consolidated					Parent Company
		Goodwill
		based on			Customers
		expected future	Brands	Software	and Suppliers
		profitability	and Patents	licenses	Agreements	Total	Total
Cost	-	3,187,722	298,438	536,786	795,782	4,818,728	4,173,401
Accumulated amortization	-	(1,128,804)	(100,782)	(336,029)	(365,509)	(1,931,124)	(1,601,060)
Balance as of December 31, 2015	-	2,058,918	197,656	200,757	430,273	2,887,604	2,572,341
	-
Acquisitions	-			35,780		35,780	33,272
Foreign currency translation adjustment	-		(37,074)	(10,186)	(23,183)	(70,443)
Transfers from property, plant and equipment projects and stoppage in progress	-		78,148	28,329		106,477
Other, net of amortization	-			(32)	289	257	(24,320)
Amortization	-		(10,098)	(45,690)	(88,135)	(143,923)	(60,050)
Non-current assets held for sale	(i)	(44)		(6,621)		(6,665)
Net book value	-	2,058,874	228,632	202,337	319,244	2,809,087	2,521,243
Cost	-	3,187,722	339,512	566,673	772,888	4,866,795	4,179,855
Accumulated amortization	-	(1,128,848)	(110,880)	(364,336)	(453,644)	(2,057,708)	(1,658,612)
Balance as of December 31, 2016	-	2,058,874	228,632	202,337	319,244	2,809,087	2,521,243

Average annual rates of amortization			5.93%	31.37%	6.00%

(i)       Transfer of Quantiq and IQAG assets to “Non-current assets held for sale” (Note 5).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The Company adopts the following accounting practice for each class of intangible assets:

(a)               Goodwill based on future profitability

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the IFRS pronouncements and represent the excess of the amount paid over the amount of equity of the entities acquired.

Goodwill was systematically amortized until December 2008. As from 2009, it has been subject to annual impairment tests.

At the end of 2016, Braskem conducted this test using the value in use method (discounted cash flow) and did not identify any loss, as shown in the table below:

				Consolidated
			Book value
	Allocated	Cash flow	(with goodwill
	goodwill	(CF)	and work capital)	CF/Book value
CGU and operating segments
CGU - UNIB - South	926,854	7,312,051	1,991,908	3.7
Operating segment - Polyolefins	939,667	26,858,040	5,144,650	5.2
Operating segment - Vinyls	192,353	3,282,147	2,979,167	1.1

(i)    This item includes, in addition to goodwill, the long-lived assets and working capital of each operating segment.

The assumptions adopted to determine the discounted cash flow are described in Note 3.4(b). The WACC used was 13.08% p.a. For the Vinyls segment, an adjusted WACC of 14.14% p.a. was adopted for the 5 years of the projection, to reflect the tax incentive described in Note 29(a). To calculate the perpetuity of this segment, the same discount rate adopted by the other segments was used. The WACC adopted for 2015 was 13.91% p.a. The inflation rate adopted for perpetuity was 4.7%.

Given the potential impact on cash flows of the “discount rate” and “perpetuity”, Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

		Consolidated
	+0.5% on	-0.5% on
	discount rate	perpetuity
CGU and operating segments
CGU - UNIB - South	6,978,365	6,951,557
Operating segment - Polyolefins	25,752,618	25,663,810
Operating segment - Vinyls	3,160,037	3,167,252

The main assumptions used for projecting cash flows are related to the projections for macroeconomic indicators, international prices and global and local demand in the countries where Braskem has production plants.

The macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation and interest rates, as well as other indicators.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The prices of key petrochemical products are obtained from projections formulated by an international consulting firm. However, the final prices take into consideration meetings of specific internal committees and the knowledge of the Company’s experts in the formulation of references for each market. For the projected period, most of the prices projected internally were even more conservative than those originally projected by the international consulting firm.

As in the case of prices, global demand projections also are contracted from a specific consulting firm and, in the markets where the Company operates more directly, are considered additional variables for the composition of local demand.

In the Vinyls segment, whose main product is PVC, the amount of projected cash flow exceeded the book value of the assets by 10%. The main variables affecting this business are related to fluctuations in the exchange rate, international spreads (especially those related to the prices of naphtha, PVC and caustic soda) and Brazilian demand. Actual fluctuations in these important variables that differ from the Company’s projections could lead to an amount of cash flow that is less than the value of the assets. In this line, a reduction in the PVC spread in Brazilian real (taking into consideration the combined effect of exchange rates and international prices) of 4.3% or a reduction in local demand of 12.2% would result in a cash flow equivalent to the book value of the assets.

(b)               Intangible assets with defined useful lives

(b.1)    Trademarks and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have defined useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research and development are accounted for in profit or loss as they are incurred.

(b.2)    Contractual customer and supplier relationships

Contractual customer and supplier relationships arising from a business combination were recognized at fair value at the respective acquisition dates. These contractual customer and supplier relationships have a finite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

(b.3)    Software

All software booked has defined useful life estimated between 3 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

(c)               Intangible assets by country

	2016	2015	1/1/2015
		Restated	Restated
Brazil	2,526,371	2,583,208	2,626,099
Mexico	141,379	80,870
United States of America	115,355	220,083	205,329
Germany	25,956	3,415	4,245
Other	26	28	55
	2,809,087	2,887,604	2,835,728

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

15                Borrowings

				Consolidated
	Annual financial charges	2016	2015	1/1/2015
Foreign currency			Restated	Restated
Bonds	Note 15 (a)	14,216,539	17,004,617	11,776,438
Advances on exchange contracts	US dollar exchange variation + 3.30%	362,779	255,809	-
Export prepayment	Note 15 (b)	777,801	549,036	427,074
BNDES	Note 15 (c)	201,147	409,076	396,439
Export credit notes	Note 15 (d)	1,173,127	1,405,227	956,010
Working capital	US dollar exchange variation + 1.74% above Libor	1,644,487	1,907,145	633,104
Transactions costs		(199,570)	(237,127)	(251,020)
		18,176,310	21,293,783	13,938,045

Current liabilities		1,128,524	764,524	525,241
Non-current liabilities		17,047,786	20,529,259	13,412,804
Total		18,176,310	21,293,783	13,938,045

Local currency
Export credit notes	Note 15 (d)	2,098,894	2,350,965	2,435,839
BNDES	Note 15 (c)	2,418,899	3,001,776	3,137,035
BNB/ FINAME/ FINEP/ FUNDES	6.19%	580,647	642,739	762,757
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	1,850	2,177	8,512
Fundo de Desenvolvimento do Nordeste (FDNE)	6.5%	46,991	51,939	51,090
Other	CDI + 0.04%	19,321	23,714	26,928
Transactions costs		(11,845)	(16,582)	(14,007)
		5,154,757	6,056,728	6,408,154

Current liabilities		1,465,938	1,205,469	894,229
Non-current liabilities		3,688,819	4,851,259	5,513,925
Total		5,154,757	6,056,728	6,408,154

Foreign currency and local currency
Current liabilities		2,594,463	1,969,993	1,419,470
Non-current liabilities		20,736,604	25,380,518	18,926,729
Total		23,331,067	27,350,511	20,346,199

			Parent company
	2016	2015	1/1/2015
Foreign currency
Current liabilities	651,471	1,361,655	1,240,926
Non-current liabilities	2,774,213	3,355,752	2,349,741
	3,425,684	4,717,407	3,590,667
Local currency
Current liabilities	1,465,938	1,205,469	894,025
Non-current liabilities	3,688,819	4,851,260	5,513,925
	5,154,757	6,056,729	6,407,950

Foreign currency and local currency
Current liabilities	2,117,409	2,567,124	2,134,951
Non-current liabilities	6,463,032	8,207,012	7,863,666
Total	8,580,441	10,774,136	9,998,617

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(a)                Bonds

		Issue amount		Interest	Consolidated
Issue date		US$	Maturity	(% per year)	2016	2015
September-2006		275,000	January-2017	8.00	188,325	225,637
June-2008		500,000	June-2018	7.25	433,766	539,327
May-2010		400,000	May-2020	7.00	156,985	188,088
May-2010		350,000	May-2020	7.00	1,152,440	1,380,764
October-2010		450,000	no maturity date	7.38	1,492,434	1,757,160
April-2011		750,000	April-2021	5.75	2,465,361	2,953,803
July-2011		500,000	July-2041	7.13	1,680,507	2,013,453
February-2012		250,000	April-2021	5.75	824,535	987,894
February-2012		250,000	no maturity date	7.38	829,130	976,200
May-2012		500,000	May-2022	5.38	1,643,662	1,969,307
July-2012		250,000	July-2041	7.13	840,254	1,006,727
February-2014	(i)	500,000	February-2024	6.45	1,672,760	2,004,171
May-2014	(ii)	250,000	February-2024	6.45	836,380	1,002,086
Total		5,225,000			14,216,539	17,004,617

(i)    Effective interest rate including transaction costs is 7.78% p.a.

(ii)   Effective interest rate including transaction costs is 7.31% p.a.

(b)                Export prepayments

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	2016	2015
January-2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 1.10	391,923	549,036
May-2016	50,000	May-2017	US dollar exchange variation + quarterly Libor + 3.25	163,564
December-2016	68,000	November-2019	US dollar exchange variation + quarterly Libor + 2.60	222,314
Total	318,000			777,801	549,036

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)                 BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	2016	2015

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.94		3,204
Braskem Qpar expansion	2007/2008	April-2016	US dollar exchange variation + 6.89		2,426
Green PE	2009	July-2017	US dollar exchange variation + 6.71	9,024	29,352
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.71	3,040	47,353
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.71	81,169	128,806
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.55 to 6.58	75,441	149,495
Butadiene	2011	January-2021	US dollar exchange variation + 6.58	32,473	48,440
				201,147	409,076

Local currency
Other	2006	September-2016	TJLP + 2.80		13,501
Braskem Qpar expansion	2007/2008	February-2016	TJLP + 2.15 to 3.30		5,372
Green PE	2008/2009	June-2017	TJLP + 0.00 to 4.78	40,305	119,201
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	6,633	85,004
Limit of credit II	2009	January-2021	4.00 to 4.50	75,676	96,698
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	179,070	235,641
New plant PVC Alagoas	2010	December-2019	5.50	20,049	26,732
Limit of credit III	2011	December-2021	TJLP + 0.00 to 3.58	854,763	1,154,552
Limit of credit III	2011	December-2021	SELIC + 2.32 to 2.78	256,811	284,263
Limit of credit III	2011	December-2021	3.50 to 7.00	187,097	230,198
Butadiene	2011	December-2020	TJLP + 0.00 to 3.45	78,234	96,407
Finem	2014	March-2021	TJLP + 0.00 to 2.78	191,114	215,372
Finem	2014	March-2021	SELIC + 2.78	159,670	160,603
Finem	2014	March-2021	6.00	5,664	6,664
Limit of credit IV	2015	January-2022	TJLP + 0.00 to 2.62	177,646	140,024
Limit of credit IV	2015	January-2022	SELIC + 2.32	186,167	131,544
				2,418,899	3,001,776

Total				2,620,046	3,410,852

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(d)                Export credit notes (“NCE”)

	Initial amount					Consolidated
Issue date	of the transaction	Maturity	Charges (% per year)		2016	2015

Foreign currency	US$
November-2006	167,014	May-2018	Us dollar exchange variation + 8.10		257,127	308,069
April-2007	101,605	March-2018	Us dollar exchange variation + 7.87		165,983	198,782
May-2007	146,010	May-2019	Us dollar exchange variation + 7.85		246,084	294,840
January-2008	266,430	February-2020	Us dollar exchange variation + 7.30		503,933	603,536
	681,059				1,173,127	1,405,227

Local currency
April-2010		October-2021	105% of CDI		36,628	36,653
June-2010		October-2021	105% of CDI		146,510	146,611
February-2011		October-2021	105% of CDI		146,510	146,611
April-2011		April-2019	112.5% of CDI	(i)	463,693	464,039
June-2011		October-2021	105% do CDI		58,604	58,644
August-2011		August-2019	112.5% of CDI	(i)	405,286	405,478
June-2012		October-2021	105% of CDI		73,255	73,305
September-2012		October-2021	105% of CDI		219,766	219,917
October-2012		October-2021	105% of CDI		62,267	62,310
February-2013		September-2017	8.00		101,161	101,118
February-2013		February-2016	8.00			101,248
February-2013		September-2017	8.00		50,429	50,440
February-2013		February-2016	8.00			101,118
March-2013		March-2016	8.00			50,253
June-2014		June-2017	8.00		50,933	50,010
June-2014		June-2017	8.00		17,848	17,504
June-2014		June-2017	8.00		10,199	10,002
September-2014		August-2020	108% of CDI		104,743	104,642
November-2014		November-2017	8.00		151,062	151,062
Total					2,098,894	2,350,965

Total					3,272,021	3,756,192

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 17.3.1 (b.i)).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(e)                 Payment schedule

The maturity profile of the long-term amounts is as follows:

		Consolidated
	2016	2015
		Restated
2017		1,737,741
2018	2,379,757	2,633,553
2019	3,310,384	3,321,210
2020	2,442,493	2,757,644
2021	3,667,632	4,257,587
2022	1,745,936	2,071,440
2023	13,772	7,950
2024	2,461,086	2,945,136
2025	3,839	3,613
2026	1,391	1,166
2027 and thereafter	4,710,314	5,643,478
Total	20,736,604	25,380,518

(f)                 Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt 2016	guaranteed	Guarantees

BNB	December-2022	133,364	133,364	Mortgage of plants, pledge of machinery and equipment
BNB	August-2024	217,569	217,569	Bank surety
BNDES	January-2022	2,620,046	2,620,046	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	111,835	111,835	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	117,879	117,879	Bank surety
FINAME	February-2022	1,850	1,850	Pledge of equipment
Total		3,202,543	3,202,543

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

16                Braskem Idesa borrowings

	Initial value
	of operation					Consolidated
Identification	US$		Maturity	Charges (% per year)	2016	2015

Project finance		(i)
Project finance I	700,000		February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,274,754	2,720,874
Project finance II	189,996		February-2027	Us dollar exchange variation + 6.17	663,856	740,902
Project finance III	600,000		February-2029	Us dollar exchange variation + 4.33	1,911,857	2,334,133
Project finance IV	680,004		February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,111,234	2,645,645
Project finance V	400,000		February-2029	Us dollar exchange variation + quarterly Libor + 4.65	1,276,449	1,557,360
Project finance VI	89,994		February-2029	Us dollar exchange variation + quarterly Libor + 2.73	286,480	349,464
Project finance VII	533,095		February-2029	Us dollar exchange variation + quarterly Libor + 4.64	1,701,229	2,075,524
Transactions costs					(104,157)	(173,240)
Total	3,193,089				10,121,702	12,250,662

Other borrowings
VAT borrowings		(ii)	November-2029	2.00% above TIIE (*)	13,500	26,771
Borrowings for working capital		(iii)	August-2017	Us dollar exchange variation + quarterly Libor + 4.90	302,589
					316,089	26,771

					10,437,791	12,277,433

Current liabilities					10,437,791	302,266
Non-current liabilities					-	11,975,167
Total					10,437,791	12,277,433

(*)     TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

(i)    Financing facility without recourse and with recourse limited to shareholders.

(ii)   Financing obtained in Mexican peso and paid exclusively through the refund of VAT.

(iii) Financing obtained in September 2016.

This kind of Project finance includes restrictive contractual clauses (covenants), customary in contracts of this nature.

At the reporting date as of December 31, 2016, these clauses were not being complied with part of this restrictive contractual clauses. In this sense, the entire balance of non-current liabilities, in the amount of R$9,491,686, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the its creditors has requested said immediate repayment of obligations and Braskem Idesa has been settling this obligation in accordance with its original maturity schedule.

Additionally, Braskem Idesa has already entered into agreements with its creditors to obtain approvals for said contractual breach in order to return the entire amount reclassified from current liabilities to non-current liabilities.

The payment schedule below shows the original long-term maturities, excluding the reclassification to current liabilities arising from the breach of contractual covenants mentioned previously.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

	2016	2015
2017	-	687,211
2018	709,793	840,247
2019	736,885	872,994
2020	864,149	1,025,621
2021	986,914	1,172,569
2022	822,235	977,593
2023	1,088,155	1,294,219
2024	1,177,017	1,400,843
2025	1,176,346	1,398,554
2026	1,035,586	1,210,426
2027 and thereafter	894,606	1,094,890
Total	9,491,686	11,975,167

17                Financial instruments

17.1          Fair Value

(a)               Fair value calculation

The fair value of financial assets and liabilities is estimated as the amount for which a financial instrument could be exchanged in an arm’s length transaction and not in a forced sale or settlement. The following methods and assumptions were used to estimate the fair value:

(i)      Held-for-trading and available-for-sale financial assets are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii)    Trade accounts receivable and trade payables correspond mostly to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, adjustment to present value is calculated.

(iii)  The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv)  The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

The fair values of the remaining assets and liabilities correspond to their carrying amount.

(b)               Fair value hierarchy

The Company adopts the IFRS 7 to measure the fair value of financial instruments recorded in the balance sheet; this requires disclosure in accordance with the following fair value measurement hierarchy:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Level 2 – fair value obtained from financial models using directly observable market data, such  as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option.  To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debit Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

17.2          Non-derivative financial instruments and Leniency Agreement - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	2016	2015	2016	2015

Cash and cash equivalents	6
Cash and banks				2,178,611	873,966	2,178,611	873,966
Financial investments in Brazil		Held-for-trading	Level 2		605,770		605,770
Financial investments in Brazil		Loans and receivables		2,914,685	1,409,504	2,914,685	1,409,504
Financial investments abroad		Held-for-trading	Level 2	1,608,568	4,154,022	1,608,568	4,154,022
				6,701,864	7,043,262	6,701,864	7,043,262

Financial investments	7
Time deposit investments		Loans and receivables	Level 2	434,015		434,015
Letras financeiras do tesouro - LFT		Held-for-trading	Level 2	755,712	413,721	755,712	413,721
Other		Held-for-trading	Level 2	756	1,172	756	1,172
Quotas of receivables investment fund		Held-to-maturity			46,193		46,193
				1,190,483	461,086	1,190,483	461,086

Trade accounts receivable	8			1,704,373	2,775,530	1,704,373	2,775,530

Related parties credits	10	Loans and receivables			155,140		155,140

Trade payables				6,746,822	12,430,703	6,746,822	12,430,703

Borrowings	15
Foreign currency - Bond			Level 1	14,216,539	17,004,617	12,509,981	14,434,854
Foreign currency - other borrowings				4,159,341	4,526,293	4,159,341	4,526,293
Local currency				5,166,602	6,073,310	5,166,602	6,073,310
				23,542,482	27,604,220	21,835,924	25,034,457

Braskem Idesa borrowings	16			10,541,948	12,450,673	10,541,948	12,450,673

Loan ton non-controlling shareholder of Braskem Idesa	19			1,620,519	1,538,784	1,620,519	1,538,784

Leniency agreement	23.3 and 30			2,853,230		2,853,230

Other payables (BNDESPAR)	25			176,846	273,294	176,846	273,294

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

17.3          Derivative financial instruments designated and not designated for hedge accounting

17.3.1    Changes

					Net			Net
		Operation characteristics			(Asset)/			(Asset)/
		Principal exposure		Accumulated	Liability	Change in	Financial	Liability
Identification	Note		Derivatives	OCI (equity)	2015	fair value	settlement	2016

Non-hedge accounting transactions
Exchange swap		Argentine peso	Dollar		(38,990)	4,154	34,836
Interest rate swaps		Fixed rate	CDI		8,351	(1,483)	(6,868)
US Dollar put option	17.3.1 (a.i)	Euro	Dollar			(4,184)		(4,184)
					(30,639)	(1,513)	27,968	(4,184)

Hedge accounting transactions
Exchange swap	17.3.1 (b.i)	CDI	Dollar+Interests	540,628	1,107,125	(268,956)	18,930	857,099
Interest rate swaps	17.3.1 (b.ii)	Libor	Fixed rates	346,072	35,073	19,374	(54,713)	(266)
				886,700	1,142,198	(249,582)	(35,783)	856,833

Derivatives operations
Current assets					(53,662)			(8,387)
Non-current assets					(12,280)			(29,308)
Current liabilities					57,760			29,042
Non-current liabilities					1,119,741			861,302
					1,111,559			852,649

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps – CDS. Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guarantee margin from the counterparties it deems convenient.

Derivative financial instruments designated and not designated for hedge accounting are presented in the balance sheet at their fair value in an asset or liability account depending on whether the fair value represents a positive or a negative balance to Braskem, respectively, and are necessarily classified as "held-for-trading". The regular changes in the fair value are recognized as financial income or expense in the period in which they occur, except when designated and qualified for hedge accounting.

All hedge financial instruments held at December 31, 2016 were contracted on Over the Counter - OTC markets with large financial counterparties under global derivative contracts in Brazil or abroad and its fair value is classified as Level 2.

Braskem’s Financial Policy provides for the active management and continued protection of unwanted changes in currencies and rates arising from its operations and financial items, being able to contract financial derivatives (swaps, NDFs, options, etc). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the same period of the hedged transaction.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Braskem may elect derivatives for the application of hedge accounting in accordance with IAS 39-32 and IFRS 7. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in the presentation of the offsetting effect on the changes in the hedged items.

The effective portion of the changes in the fair value of hedge derivatives and of the exchange variation of financial liabilities designated and qualified as sales flow hedge is recognized in equity, under “Other comprehensive income”. These amounts are transferred to profit or loss for the periods in which the hedged item affects the financial results. The ineffective portion is recognized immediately in profit or loss as “Financial result.”

When a hedge instrument matures or is sold or when it no longer meets the criteria for hedge accounting, it is prospectively discontinued and any cumulative gain or loss in equity remains in equity and is recognized in financial result when the hedged item or transaction affects profit or loss. If the hedged item or transaction is settled in advance, discontinued or is not expected to occur, the cumulative gain or loss in equity is immediately transferred to financial result.

(a)               Non-hedge accounting transactions

(a.i)     Dollar put option

In September and October 2016, Braskem contracted derivative instruments to mitigate a portion of the exposure of its cash flow denominated in BRL. This hedge is aligned with Company's risk management strategy.

Identification		Hedge	Maturity	Fair value, net
	Nominal value	(exchange rate R$ / US$)		2016
US dollar put option	602,000	3,0000 a 3,1000	Jan to Dec - 2017	(4,184)
Total	602,000			(4,184)

Derivatives operations
Current assets				(4,184)
Total				(4,184)

(b)               Hedge accounting transactions

(b.i)     Exchange rate swap linked to NCEs

In line with the Company’s risk management strategy and based on its Financial Policy, the Management contracted swap operations to offset the CDI rate and currency risks arising from the financings mentioned in Note 15(d), by maintaining its exposure to long-term financial liabilities in the U.S. dollar.

To measure the fair value of derivatives, Braskem adopts PTAX disclosed by the Central Bank on December 31, 2016 as USD/BRL benchmark rate.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Identification			Maturity
		Hedge		Fair value
	Nominal value	Financial charges for year		2016	2015
Swap NCE I to III	400,000	Exchange variation + 6,15%	August-2019	438,201	556,806
Swap NCE IV to VII	450,000	Exchange variation + 4,93% to 7,90%	April-2019	418,898	550,319
Total	850,000			857,099	1,107,125

Derivatives operations
Current assets				(4,203)	(12,616)
Non-Current liabilities				861,302	1,119,741
Total				857,099	1,107,125

(b.ii)     Hedge operation by Braskem Idesa related to Project finance

              Interest rate swap linked to Libor

Identification	Nominal value	Hedge	Maturity		Fair value
	US$	(interest rate per year)		2016	2015
Swap Libor I to VI	1,312,892	1.9825%	May-2025	(266)	35,073
Total	1,312,892			(266)	35,073

Derivatives operations
Non-Current assets				(29,308)	(12,280)
Current liabilities				29,042	47,353
Total				(266)	35,073

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 16. This hedge operation shares the same guarantees with the Project finance.

17.4          Non-derivative financial liabilities designated to hedge accounting

(a.i)     Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$ 1 : R$2.0017.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

On December 31, 2016, exports that were designated and not yet realized are shown below:

Total nominal value
US$

2017	829,685
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854
5,917,785

The Company considers these exports in the selected period (2017/2024) as highly probable, based on the following factors:

  In recent years, Braskem S.A. exported an average US$3.8 billion per year, which represents around 4 to 5 times the annual exports of the hedged exports.
  Hedged exports represent between 20% and 25% of the export flows planned by the Company.
  The exports of the Company are not sporadic or occasional, but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

The following table shows the changes in financial instruments designated for this hedge:

				US$
		Sales in	Hedge
	Dec/2015	the year	discontinued	Dec/2016

Designated balance	6,757,231	(839,447)	(616,685)	5,301,099

On December 31, 2016, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2017	924,376
2018	1,145,148
2019	444,236
2020	570,782
2021	1,017,703
2022	510,000
2024	688,854
5,301,099

In order to maintain consistency between the parent company’s results and the consolidated results, the Company selected the hedge instruments with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties. As a result, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Parent Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or substitute these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in IAS 39(paragraph 91). This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

Considering the strong cash generation in recent quarters, the Management of the Company believed it was appropriate to advance the payment of dollar-denominated obligations, including liabilities designated for this hedge. As a result of the decision, the amount of US$616,685 related to the first hedge flows of 2017 was discontinued prospectively. Exchange variation on the discontinued amount, which is recorded under Shareholders' Equity as “Other comprehensive income” will be taken to net financial income (expenses) from January 2017 onwards, as the hedged exports are realized.

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	R$/US$	R$/US$	value

Hedge descontinued - First quarter 2017	201,277	2.0017	3.2400	249,241
Hedge descontinued - Second quarter 2017	208,135	2.0017	3.2015	249,720
Hedge descontinued - Third quarter 2017	207,273	2.0017	3.3302	275,362
				774,323

The following table provides the balances of exchange variation recognized in the Company’s net financial income (expenses) due to the realization of exports designated for this hedge in the year ended December 31, 2016:

		Conversion rate
	Total nominal	at Inception	Closing rate	Gross nominal
	value US$	MXN/US$	MXN/US$	value

First quarter	206,951	2.0017	4.0399	421,808
Second quarter	210,752	2.0017	3.6408	345,444
Third quarter	210,835	2.0017	3.2723	267,887
Fourth quarter	210,909	2.0017	3.2476	262,772
				1,297,911

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” of this hedge are as follows:

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2015	(12,859,687)	4,372,294	(8,487,393)

Exchange variation recorded in the period on OCI / IR and CSL	4,121,849	(1,401,429)	2,720,420

Exchange variation transferred to profit or loss / IR and CSL	1,297,911	(441,290)	856,621

At December 31, 2016	(7,439,927)	2,529,575	(4,910,352)

Given favorable market conditions, the Company may prepay or lengthen the maturity of designated liabilities to beyond the periods of the hedged exports. If these transactions do come to occur and cause any inefficiency to the hedge position, they must be discontinued due to their ineffectiveness. In this case, the exchange variation related to the period in which the hedge was effective will be recorded under “Other comprehensive income” until the exports are realized.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction methods, respectively.

The realizations expected for 2017 will occur through the payments of financial instruments in conformity with exports made, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. For the first three quarters of the year, realizations will be realized at the discounted cash flow rates. The quarterly schedule of hedged exports in 2017 follows:

Total nominal
value US$

First quarter	201,277
Second quarter	208,135
Third quarter	207,273
Fourth quarter	213,000
829,685

(a.ii)       Liabilities related to the Project finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project finance, denominated in U.S. dollar, as hedge instruments to protect highly probably future sales flows. Due to the disbursements by the project's financiers in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

  In Mexico, domestic sales can be made in U.S. dollar. In 2016, the company began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.
  The hedged flow corresponds to less than 18% of the planned revenue flow of the project over the designated period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probably nature of the designated cash flow.
  The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 16). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

In December 31, 2016, designated and unrealized sales were as follows:

Nominal value
US$

2017	183,253
2018	221,790
2019	229,270
2020	266,690
2021	303,392
2022	253,204
2023	333,093
2024	359,559
2025	357,903
2026	309,240
2027	152,103
2028	124,654
2029	31,164
3,125,315

            The following table shows the changes in financial instruments designated for this hedge in the year:

				US$
		Sales in	Hedge
	Dec/2015	the year	discontinued	Dec/2016

Designated balance	3,193,089	(67,729)	(12,141)	3,113,173

In December 31, 2016, the maturities of designated financial liabilities were distributed as follows:

Nominal value
US$

2017	182,927
2018	221,390
2019	228,850
2020	266,187
2021	302,816
2022	252,723
2023	332,458
2024	358,873
2025	357,221
2026	308,650
2027	150,419
2028	124,347
2029	26,312
3,113,173

In May 2016, Braskem Idesa prepaid US$12.230 of the Project Finance debit that was designated as hedge instrument. As a result of the decision, this amount was discontinued prospectively.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The following table provides the balance of exchange variation of the discontinued amount net of realization already occurred in the year, which is recorded in Braskem Idesa’s shareholders’ equity under “Other comprehensive income” and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

		Conversion rate
	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Hedge descontinued	12,141	13.4541	17.9915	55,089	8,704
				55,089	8,704

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge in the year:

	Total nominal	at Inception	Closing rate	Total nominal	Gross nominal
	value US$	MXN/US$	MXN/US$	value MXN	value

Second quarter	16,359	13.6635	18.1408	73,244	14,297
Third quarter	25,084	13.6651	18.4982	121,234	21,067
Fourth quarter	26,286	13.6653	19.2688	147,294	24,469
				341,772	59,833

The changes in foreign exchange variation and Income Tax and Social Contribution under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2015	(2,246,820)	674,046	(1,572,774)

Exchange variation recorded in the period on OCI / IR	(1,995,065)	599,277	(1,395,788)

Exchange variation transferred to profit or loss / IR	59,833	(17,973)	41,860

At December 31, 2016	(4,182,052)	1,255,350	(2,926,702)

For the purposes of analyzing the prospective and retroactive effectiveness of the transactions, the Company used the dollar offset and volatility reduction coefficient methods, respectively.

The realizations expected for 2017 will occur in accordance with the payments under the Project finance, and the exchange variation recorded in “Other comprehensive income” will be written off to the financial results. Below is the quarterly schedule of hedged sales in dollar in 2017:

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Nominal value
US$
First quarter	29,122
Second quarter	47,811
Third quarter	52,200
Fourth quarter	53,794
182,927

17.5          Credit quality of financial assets

(a)               Trade accounts receivable

Virtually none of Braskem’s clients have risk ratings assigned by credit rating agencies. For this reason, Braskem developed its own credit rating system for all accounts receivable from domestic clients and for part of the accounts receivable from foreign clients in Brazil and in abroad.

On December 31, 2016, the credit ratings for the domestic market were as follows:

				(%)
			2016	2015
1	Minimum risk		8.92	7.67
2	Low risk		39.98	42.84
3	Moderate risk		30.51	33.07
4	High risk		16.48	13.74
5	Very high risk	(i)	4.11	2.69

(i)    Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months
	Domestic market	Export market

December 31, 2016	0.18%	0.04%
December 31, 2015	0.39%	0.70%
December 31, 2014	0.65%	0.18%

This calculation considers the amount of trade payables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, held for trading, held to maturity and borrowings and receivables, Braskem uses the risk rating of agencies Standard & Poor’s, Moody’s and Fitch Ratings, within the limits established in its financial policy.

		2016	2015
Financial assets with risk assessment
AAA		3,871,105	5,982,393
AA+		241,359
AA		5,370	27,753
AA-		654,232	163,188
A+		2,426,078	1,076,803
A		364,198	69,576
A-		209,175	137,479
BBB+		116,987
		7,888,504	7,457,192

Financial assets without risk assessment	(i)
Quotas of investment funds in credit rights			46,193
Other financial assets with no risk assessment		3,843	963
		3,843	47,156

Total		7,892,347	7,504,348

(i)         Investments approved by the Management of the Company, in accordance with the Financial Policy.

17.6          Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)               Selection of risks

On December 31, 2016, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Mexican peso/Brazilian real exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from December 31, 2016, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$56,090 for the NCE exchange swap (Note 17.3.1(b.i)) and US$17,240 for the swap of Libor related to Braskem Idesa project (Note 17.3.1 (b.ii)).

(c)               Selection of scenarios

In accordance with CVM Instruction No. 475/08, Braskem included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on Braskem’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since Braskem manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(c.1)     Probable scenario

The Focus Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on December 31, 2016. According to the Market Readout, at the end of 2017, the U.S. dollar will appreciate by 7.39% against the year-end PTAX exchange rate on December 31, 2016, while the Selic rate will reach 10.25% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

The probable scenario for the TJLP is a decrease of 0.50% from the current rate of 7.5%, in line with the size of the Government’s most recent decisions to increase or decrease the rate.  The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c.2)     Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

	Gain (losses)
		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(1,036,955)	(3,507,203)	(7,014,406)
BNDES	(14,868)	(50,287)	(100,574)
Working capital / structured operations	(208,267)	(704,404)	(1,408,807)
Export prepayments	(56,617)	(191,489)	(382,979)
Braskem Idesa borrowings	(770,523)	(2,606,073)	(5,212,145)
Financial investments abroad	(26,815)	(90,695)	(181,389)
Swaps	(124,276)	(430,272)	(740,442)
US Dollar put option	(3,221)	(4,184)	(4,209)
Financial investments abroad	266,277	900,607	1,801,214

Mexican peso/Brazilian real
Working capital / structured operations	(798)	(3,375)	(6,750)

Selic interest rate
BNDES	87,168	(87,020)	(183,619)

Libor floating interest rate
Working capital / structured operations	(2,647)	(13,235)	(26,470)
Export prepayments	(2,615)	(13,077)	(26,153)
Swaps	38,458	47,091	57,721

CDI interest rate
Swaps NCE	88,572	(83,961)	(172,843)
Swaps NCA	144,826	(147,583)	(314,493)
Financial investments in local currency	(145,683)	129,996	260,218

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	8.0%	8.5%	9.0%

TJLP interest rate
BNDES	35,989	(36,686)	(74,079)
Other government agents	44	(45)	(91)

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

18                Taxes payable

			Consolidated			Parent company
	2016	2015	1/1/2015	2016	2015	1/1/2015
		Restated	Restated		Restated	Restated
Brazil
IPI	59,323	61,784	53,536	57,191	48,579	46,518
IR and CSL	222,680	427,880	260,785	119,573	283,242	257,158
ICMS	182,034	149,811	99,328	173,915	110,669	26,758
PIS and COFINS	59,105	66,332	61,085	58,252	58,831	56,475
Other	62,743	56,510	13,489	38,987	32,262	20,061

Other countries
IR	46,670	210,697	645
Value-added tax	15,622	56,975	4,576
Total	648,177	1,029,989	493,444	447,918	533,583	406,970

Current liabilities	624,080	1,003,273	233,434	424,088	507,758	147,025
Non-current liabilities	24,097	26,716	260,010	23,830	25,825	259,945
Total	648,177	1,029,989	493,444	447,918	533,583	406,970

19                Loan to non-controlling shareholders of Braskem Idesa

The contribution made by the shareholders to the subsidiary Braskem Idesa project could be made via capital or subordinated loan (loan). The loan recorded under this item of the balance sheet is owed to the non-controlling shareholder of Braskem Idesa, and will be paid exclusively with the cash generation from the project. Because this loan is subordinated to Project Finance (Note 16), it will be paid only after the fulfillment of a series of obligations under the Project Finance. These obligations include, without limitation: (i) realization of the debit service payments due until said date; (ii) maintenance of a minimum balance in the project’s reserve accounts; and (iii) compliance with certain specific liquidity and coverage rates, both prospectively and retrospectively. The loan is denominated in U.S. dollar at an interest rate of 7% p.a., and the repayment schedule depends on the project’s cash generation and on the previously listed conditions.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

20                Income tax and social contribution

20.1          Reconciliation of the effects of income tax and social contribution on profit or loss

		Consolidated		Parent company
		2016	2015	2016	2015
			Restated		Restated
Income (loss) before IR and CSL and after discontinued operations		(140,010)	4,414,161	(171,011)	4,385,628

IR and CSL at the rate of 34%		47,603	(1,500,815)	58,144	(1,491,114)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		10,227	755	324,883	201,018
Deferred tax losses and negative base			(10,253)		(10,253)
IR and CSL accrued in previous years		(46,460)	(7,686)	(21,275)	(7,686)
Interests on own capital					(34,457)
Fine in leniency agreement		(692,299)		(529,354)
Other permanent adjustments	(i)	64,883	(142,355)	(103,817)	(43,304)

Effect of IR and CSL on results of operations		(616,046)	(1,660,354)	(271,419)	(1,385,796)

Breakdown of IR and CSL:

Current IR and CSL		(898,845)	(391,968)	(89,862)	(2,724)
Deferred IR and CSL		282,799	(1,268,386)	(181,557)	(1,383,072)
Total		(616,046)	(1,660,354)	(271,419)	(1,385,796)

(i)       Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Official rate - %
	Headquarters
	(Country)	2016

Braskem Alemanha	Germany	30.84
Braskem America e Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria e Braskem Austria Finance	Austria	25.00
Braskem Petroquímica Chile	Chile	24.00
Braskem Holanda, Braskem Holanda Finance e Braskem Holanda Inc	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
Braskem México Serviços e Braskem México Sofom	Mexico	30.00

The effective rate is 440.00% (2015 – 37.60%), and at the Parent Company the effective rate is 158.70% (2015 – 31.60%).

This effective rate is related to the accrual made to pay the Leniency Agreement and consequent adjustments in the IR and CSL bases. Excluding this accrual, the effective rate would be 37.03% and at the Parent Company the effective rate would be 25.20%.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

20.2          Deferred income tax and social contribution

The income tax (“IR”) and social contribution (“CSL”) recorded in the year are determined on the current and deferred tax basis. These taxes are calculated on the basis of the tax laws enacted at the balance sheet date in the countries where the Company operates and are recognized in the statement of operations, except to the extent they relate to items directly recorded in equity.

(a)               Breakdown of deferred IR and CSL

					Consolidated
Assets	As of December 31, 2015	Impact on the P&L	Impact on the equity	Transfer to asset/libiality held for sale	As of December 31, 2016
	Restated
Tax losses (IR) and negative base (CSL)	2,114,530	305,846			2,420,376
Goodwill amortized	6,017	(1,393)			4,624
Exchange variations	2,925,895	(2,460,948)			464,947
Temporary adjustments	59,092	1,244,019	(576,971)	(8,272)	717,868
Business combination	189,403	1,847			191,250
Deferred charges - write-off	20,848	(20,848)
	5,315,785	(931,477)	(576,971)	(8,272)	3,799,065

Liabilities
Amortization of goodwill based on future profitability	735,019	32,258			767,277
Tax depreciation	815,243	52,679			867,922
Temporary adjustments	562,655	104,281	(346,227)	(3,718)	316,991
Business combination	217,182	(18,801)			198,381
Additional indexation PP&E	110,731	7,471			118,202
Hedge accounting		(1,336,747)	1,336,747
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	289,528	(25,720)			263,808
Other	153,589	(29,697)			123,892
	2,883,947	(1,214,276)	990,520	(3,718)	2,656,473

Net	2,431,838	282,799	(1,567,491)	(4,554)	1,142,592

Presentation in the balance sheet:
Non-current assets	3,204,666				1,653,115
(-) Non-current liabilities	772,828				510,523

				Parent Company
Assets	As of December 31, 2015	Impact on the P&L	Impact on the equity	As of December 31, 2016
	Restated

Tax losses (IR) and negative base (CSL)	258,017	(42,604)		215,413
Goodwill amortized	6,017	(1,394)		4,623
Exchange variations	2,917,700	(2,460,884)		456,816
Temporary adjustments	832,210	507,471		1,339,681
Business combination	89,770			89,770
Deferred charges - write-off	20,848	(20,848)
	4,124,562	(2,018,259)		2,106,303

Liabilities
Amortization of goodwill based on future profitability	646,194	33,917		680,111
Tax depreciation	746,432	46,437		792,869
Temporary adjustments	11,703	(2)		11,701
Business combination	79,154	(2,195)		76,959
Additional indexation PP&E	110,731	(14,031)		96,700
Other	83,308	56,192		139,500
Amortization of fair value adjustments on the assets from the acquisiton of Quattor	289,527	(23,524)		266,004
Hedge accounting		(1,933,496)	1,933,496
	1,967,049	(1,836,702)	1,933,496	2,063,844

Net	2,157,513	(181,557)	(1,933,496)	42,459

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               Net balance of deferred income and social contribution tax assets and liabilities

(c)

		2016
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	2,106,303	(2,063,844)	42,459
Braskem Argentina	Argentina	6,745		6,745
Braskem Alemanha	Germany	36,932		36,932
Braskem Idesa	Mexico	1,463,502		1,463,502
Braskem México Serviços	Mexico	1,994		1,994
Braskem Petroquímica - business combination effects	Brazil	101,483		101,483
		3,716,959	(2,063,844)	1,653,115
Liabilities
Braskem Petroquímica - business combination effects	Brazil		(123,695)	(123,695)
Braskem Petroquímica	Brazil	81,971	(162,241)	(80,270)
Braskem America	Chile		(305,289)	(305,289)
Petroquímica Chile	USA	135	(1,404)	(1,269)
		82,106	(592,629)	(510,523)

		2015
	Headquarters		IR and CSL
	(Country)	Asset	Liability	Balance
				Revised
Assets
Braskem S.A.	Brazil	4,124,563	(1,967,050)	2,157,513
Braskem Argentina	Argentina	8,235		8,235
Braskem Alemanha	Germany	104,785		104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Mexico	2,894		2,894
Quantiq	Brazil	7,811	(1,623)	6,188
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil	99,634		99,634
		5,238,645	(2,033,979)	3,204,666

Liabilities
Braskem Petroquímica and Braskem Qpar - business combination effects	Brazil		(138,029)	(138,029)
Braskem Petroquímica	Brazil	76,978	(160,774)	(83,796)
Petroquímica Chile	Chile		(550,953)	(550,953)
Braskem America	USA	125	(175)	(50)
		77,103	(849,931)	(772,828)

The tax losses and negative social contribution bases do not expire under the Brazilian taxation regime, and tax losses do not expire in Germany.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)        Realization of deferred income tax and social contribution

					Consolidated					Parent company
		Balance at	Realization				Balance at	Realization
		December 31,		2018 and	2020 and	2022	December 31,		2018 and	2020 and	2022
Assets	Note	2016	2017	2019	2021	thereafter	2016	2017	2019	2021	thereafter

Tax losses (IR) and negative base (CSL)	(i)	2,420,376	155,551	881,149	871,224	512,452	215,413	19,954	98,964	92,975	3,520
Goodwill amortized	0.00	4,624	847	1,399	741	1,637	4,623	895	1,402	539	1,787
Exchange variations	(ii)	464,947				464,947	456,816				456,816
Temporary adjustments	(iii)	717,868	315,370	17,190	11,342	373,966	1,339,681	907,979	31,783	31,783	368,136
Business combination	(iv)	191,250				191,250	89,770				89,770
Total assets		3,799,065	471,768	899,738	883,307	1,544,252	2,106,303	928,828	132,149	125,297	920,029

Liabilities

Amortization of goodwill based on future profitability	(v)	767,277				767,277	680,111				680,111
Tax depreciation	(vi)	867,922				867,922	792,869				792,869
Temporary differences	(vii)	316,991	32,898	65,796	66,763	151,534	11,701	930	1,859	4,092	4,820
Business combination	(viii)	198,381	13,718	27,435	27,435	129,793	76,959	2,027	4,054	4,054	66,824
Additional indexation PP&E	(ix)	118,202	11,833	23,666	23,666	59,037	96,700	9,681	19,361	19,361	48,297
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		263,808	60,676	60,676	60,676	81,780	266,004	61,181	61,181	61,181	82,461
Other		123,892	15,730	31,460	31,460	45,242	139,500	15,730	31,460	31,460	60,850
Total liabilities		2,656,473	134,855	209,033	210,000	2,102,585	2,063,844	89,549	117,915	120,148	1,736,232

Net		1,142,592	336,913	690,705	673,307	(558,333)	42,459	839,279	14,234	5,149	(816,203)

Basis for constitution and realization:

(i)         In Brazil and Germany, the use of tax losses has limits to the taxable income for the year. In Brazil, this limit is 30%, whereas in Germany is 60%.

(ii)       In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in deferred IR and CSL.

(iii)      Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods.

(iv)     Refers to: tax-related goodwill, and contingencies recognized from business combinations. Tax realization of goodwill will occur upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.

(v)       Goodwill for the future profitability of the merged companies not amortized since the adoption of Law 11,638/07. Tax realization is associated with the write-off of goodwill to impairment or any other reason.

(vi)     For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.

(vii)    Revenues whose taxation will occur in subsequent periods.

(viii)  Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.

(ix)     Additional adjustment of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Considering the limitations to the use of tax losses in Brazil and Germany and the known impacts on the position of deferred taxes, the Company estimates that it will be necessary to generate taxable income of around R$2,618,351 in the following years to realize its deferred tax assets registered on December 31, 2016.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.1). If this projection indicates that the taxable income will not be sufficient to absorb the deferred taxes, the amount corresponding to portion of the asset that will not be recovered is written off.

21                Advances from customers

Most of the amount under this item corresponds to an advance received in September 2016 by the subsidiary Braskem Holanda, of R$324,620 (US$100,000) linked to an agreement for the supply of basic petrochemical products, which will be delivered from January 2017 to December 2018.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

22                Sundry provisions

	Note	Consolidated		Parent company
		2016	2015	2016	2015
Provision for customers rebates	(a)	41,475	46,929	24,167	22,606
Provision for recovery of environmental damages	(b)	254,040	127,227	228,618	112,886
Other		23,621	19,277	3,798	1,754
Total		319,136	193,433	256,583	137,246

Current liabilities		112,891	93,942	87,084	67,190
Non-current liabilities		206,245	99,491	169,499	70,056
Total		319,136	193,433	256,583	137,246

(a)               Client bonus

Some sales agreements of Braskem provide for a rebate, in products, should some sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(b)               Recovery of environmental damages

Braskem has a provision for future expenses for the recovery of environmental damages in some of its industrial plants. The amount provisioned corresponds to the best and most conservative estimate of the expenses required to repair the damages.

(c)               Changes in provisions

				Consolidated
		Recovery of
		environmental
	Bonus	damage	Other	Total

December 31, 2015	46,929	127,227	19,277	193,433

Additions, inflation adjustments and exchange variation, net	28,510	182,319	9,173	220,002
Write-offs through usage and payments	(33,964)	(55,506)	(4,829)	(94,299)

December 31, 2016	41,475	254,040	23,621	319,136

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

				Parent company
		Recovery of
		environmental
	Bonus	damage	Other	Total

December 31, 2015	22,606	112,886	1,754	137,246

Additions, inflation adjustments and exchange variation, net	24,199	167,119	3,827	195,145
Write-offs through usage and payments	(22,638)	(51,387)	(1,783)	(75,808)

December 31, 2016	24,167	228,618	3,798	256,583

23                Contingencies

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. These claims are of a tax, labor and social security, civil and corporate nature. Proceedings assessed as having a probable chance of loss are provisioned for, as described in Note 3.5. Proceedings assessed as having a possible chance of loss are not provisioned for, except in relevant cases involving business combinations. Any changes in the understanding of the positioning of the courts could cause future impacts on the financial statements of the Company arising from such proceedings.

23.1          Claims with probable chance of loss and from business combination

		Consolidated		Parent company
		2016	2015	2016	2015
Labor claims	(a)	207,827	143,013	197,452	133,187

Tax claims	(b)
Normal operations
IR and CSL		11,462	16,832	11,462	16,832
PIS and COFINS	(i)	204,516	6,154	204,333	6,154
ICMS		39,604	22,601	39,604	22,601
Other tax claims		19,586	25,908	17,382	25,908
		275,168	71,495	272,781	71,495

Business Combination
IR and CSL		45,656	40,223
PIS and COFINS	(ii)	51,052	44,771	51,052	44,771
ICMS - interstate purchases	(iii)	223,071	195,320	223,071	195,320
ICMS - other		16,379	14,364	16,379	14,364
		336,158	294,678	290,502	254,455

Corporate claims	(c)	105,175	12,708	105,175	12,708

Civil claims and other		60,909	32,587	60,909	29,448

		985,237	554,481	926,819	501,293

(a)       Labor claims

The provision on December 31, 2016 is related to 632 labor claims, including occupational health and security cases (642 in 2015). The Company’s legal advisors estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)       Tax claims

On December 31, 2016, the main claims are the following:

(i)                 Non-cumulative PIS and COFINS taxes

The Company is charged amounts arising from the compensation of non-cumulative PIS and COFINS tax credits that were not approved by the Federal Revenue Service, since it did not recognize the declared credits, due to: (i) differences between the amounts reported in the Statement of Calculation of Social Contributions (DACON) and those in the electronic files of tax invoices; (ii) amounts not recorded in the interim balance sheets, acquisitions not taxed for contributions, recording of a credit on a portion of IPI, failure to submit tax documents; and (iii) nonpayment of amounts stated as due in DACONs/Statements of Federal Tax Debits and Credits (DCTF).  The Company is also required to pay debits related to tax offsets made in Offset Statements (Dcomp) using credits in amounts exceeding those declared on the respective DACONs.

The Company’s external advisors, after considering the fragility of the cases and the precedents on the matters at the Administrative Council of Tax Appeals (“CARF”), evaluated that the disputes related to such matters have a probable likelihood of loss, and estimated the conclusion of administrative procedures in 2020.

In December 31, 2016 the balance this claim is R$202,304.

There are no judicial deposits or any other type of guarantee for these procedures, since they are still being discussed at the administrative level.

(ii)               PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many claims, such as:

•                Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9,718/98;

•                Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;

•                Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2,445 and 2,449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired;  and

•                Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

Guarantees were offered for these claims in the form of bank guarantee and finished products manufactured by the subsidiary Braskem Petroquímica, which, together, cover the amount of court claims. The Company’s management estimates that these cases should be terminated by 2020.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(iii)             ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment, at the administrative level, of ICMS in view of allegedly committing the following violations:

•                Undue use of ICMS tax credits (i) in the amount of R$53,478, in the periods from February 2004 to August 2005, November 2005 to February 2006, and September 2006 to January 2008, due to the recording of credits indicated on the invoices for the sale of “acrylonitrile,” issued by Acrinor  Acrilonitrila do Nordeste S/A; (ii) in the amount of R$1,581, in the period from December 2004 to August 2005, arising from the undue recording of credits on invoices for the sale of methyl acrylate, issued by Proquigel Química S/A; and (iii) in the amount of R$3,105, in the period from August 2004 to November 2005, arising from the undue recording of credits in invoices for the sale of methyl methacrylate, issued by Proquigel Química S/A, since the products were to be exported, and therefore were exempt from payment of ICMS tax;

•                The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item “j” jointly with paragraphs 1 and 10 of RICMS/SP;

•                Fine in the amount of 30% on R$480,389, due to the issue of invoices under CFOP 6,905, without the corresponding product shipment, based on the provisions of Article 527, item IV, sub-item “b” jointly with paragraphs 1 and 10 of RICMS/SP; and

•                Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item “j” jointly with paragraphs 8 and 10 of RICMS/SP.

Discussions in the administrative sphere were ended in 2015, with the Company proposing lawsuits. Due to the favorable injunctions granted to the Company, in one of the claims, the São Paulo Treasury Department rectified the amount of the debit to apply interest for late payment and inflation adjustment limited to the SELIC basic interest rate, which resulted in the debit being reduced by 20%. In the other claim, the tax liability was suspended. A performance bond was offered as a guarantee for these claims. Management estimates that these cases should be concluded by 2022.

(c)        Corporate claims

On December 31, 2016, the main claim is related to an ordinary collection claim combined with a request for damages for losses, requesting the payment of dividends and a share bonus arising from the class "A" preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Once the claim was granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to fiscal years prior to 1987 had become time-barred and were no longer owed by Braskem.

However, the Alagoas State Court of Appeals reviewed the decision and considered that amounts prior to such period also were owed. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice (STJ), which is pending trial.

During fiscal year 2016, Braskem recognized a provision of R$53,547 and there is no guarantee related to this claim.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

23.2          Claims with possible chance of loss

The balance of contingent liabilities as of December 31, 2016 and 2015 is as follows:

			Consolidated
		2016	2015

Labor claims	(a)	6,307,214	5,858,112
Tax claims	(b)	580,623	587,861
Civil claims	(c)	494,965	361,760
Other lawsuits	(d)	166,297	214,336
Total		7,549,099	7,022,069

(a)               Tax

On December 31, 2016, the main tax contingencies, grouped by matter and totaling, at least, R$30 million, are the following:

(i)                 ICMS

The Company is involved in many ICMS collection claims related to assessment notices drawn up mainly by the Finance Department of the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia and Alagoas. On December 31, 2016, the adjusted amounts of these claims total R$452 million and the claims include the following matters:

•           ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must be an integral part of the product or be consumed in the production process.

•           ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.

•           internal transfer of finished products for an amount lower than the production cost;

•           omission of the entry or shipment of goods based on physical count of inventories;

•           lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

•           non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

•           fines for the failure to register invoices; and

•           nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market (ACL) of the Electric Power Trading Chamber (CCEE).

The Company’s legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2020, and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

TThe Company offered assets for pledge in the amount of R$44 million, supporting exclusively the amounts involved in the lawsuits.

(ii)               PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, which discuss the alleged undue offsetting of credits arising from administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees; and (v) the COFINS tax arising from the undue payment or payment in excess, as well the as COFINS levied on Interest on Capital.

On December 31, 2016, the adjusted amounts involved of these assessments total R$170 million.

The Company’s external legal advisors estimate that: (i) these judicial proceedings are expected to be terminated in 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered assets in guarantee, in the amount of R$128 million, which cover the amount exclusively involved in these claims.

(iii)             PIS, COFINS, IR and CSL: taxation of tax losses and reductions in debits in connection with the installment payment program under MP 4790/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax debits paid in installments under Provisional Presidential Decree 470/09. In the specific case of PIS and COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment payment plan. Said tax credits and reductions of debits were not taxed, given the understanding of the Company that they did not represent taxable income.

On December 31, 2016, the inflation-adjusted amount of taxes recorded and tax effects of disallowances of income tax losses and social contribution tax loss carryforwards is R$1.5 billion.

The Company’s legal advisors estimate that: (i) the administrative level of these judicial proceedings is expected to be concluded by 2018; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 40% of the amounts in dispute. This estimate is based on the probability of loss of the Company’s defense theory taking into consideration the case law at the administrative and judicial levels.

No guarantees have been accrued for these assessments.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(iv)             Non-cumulative PIS and COFINS

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process. The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These matters have already been contested at the administrative level and comprise the period from 2006 to 2011, and as of December 31, 2016 totaled R$889 million.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of loss at the administrative and legal levels. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

The Company’s external legal counsel expect the proceedings at administrative level to conclude in 2020.

No judicial deposit or other form of security was accrued for most of these claims, as they are still being discussed administratively.

(v)               IR and CSL – Charges with goodwill amortization and other

The Company was served by the Federal Revenue Service for deducting amortization charges, from 2007 to 2012, relating to goodwill originated from acquisitions of shareholding interests in 2002. In that year, several business groups divested their petrochemical assets, which were consolidated to enable the consequent foundation of Braskem.

The current value of the recorded taxes and of the tax effects of the canceled tax loss and social contribution tax loss carryforwards through said deficiency notices on December 31, 2016, was R$1.2 billion.

This conclusion is based on the following: (i) the equity interests were acquired with effective payment, business purpose and the participation of independent parties; and (ii) the real economic nature of the transactions that resulted in the recording of interest and exchange variation expenses.

There is no judicial deposit or any other type of guarantee for these proceedings.

(vi)             IR and CSL – Reduction of tax losses and social contribution tax loss carryforwards

The Company also received a tax-deficiency notice due to the inclusion in the income and social contribution tax calculation base of interest and exchange variation expenses incurred in calendar-year 2008 related to obligations assumed in business combinations.

On December 31, 2016, the inflation-adjusted amount of tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notices is R$57 million.

Management, based on the opinion of its legal advisors, assessed the probability of loss in this case as possible. Management estimates that this process may be concluded by 2022.

There is no judicial deposit or any other type of guarantee for any of these procedures.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(vii)           IOF

The Company is a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claim: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by tax authorities; and (ii) requirement to pay IOF/credit on international fund transfers between the Company and CPN Incorporated through a checking account contract and single cash management related to the period from May 2002 to April 2004.

The current value of these notices on December 31, 2016, was R$168 million.

The Company’s external legal advisors estimate that the claims in the judicial sphere will be concluded in 2022.

The Company offered a guarantee of R$56 million, which supports the amount involved exclusively in the lawsuit.

(viii)         Isolated fine – failure to ratify DCOMPS

In December 2016, the Company was notified of isolated fines corresponding to 50% of non-cumulative COFINS tax credits – Exports, which were offset with federal taxes and not approved by the Federal Revenue Service.

The matter is assessed as having a possible chance of loss due to favorable court precedents on the matter and, on December 31, 2016, the assessments amounted to R$86 million.

The Company’s external legal counsels estimate that the conclusion in the administrative level will occur in 2020. There is no guarantee for the collection.

(ix)             IR and CSL – unlimited offsetting

The company received a deficiency notice for the methodology used to offset tax losses and tax loss carryforwards by Ipiranga Petroquímica S/A, which failed to observe the limit of 30% of the Taxable Profit and CSL Calculation Base to offset such liabilities with IR and CSL debits in the statement submitted when it ceased activities due to its merger in September 2008.

On December 31, 2016, the restated value of the taxes recorded amounted to R$381 million.

The Company’s external legal advisors estimate that: (i) the proceedings at the administrative level should be concluded by 2018; and (ii) in case of an unfavorable outcome for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts under dispute. These estimates are based on the likelihood of loss of the Company's defense thesis, based on previous administrative and court precedents.

Considering that the requirement to pay the debit has been suspended, currently no administrative, judicial or other type of guarantee deposit has been made for these  procedures.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(b)               Labor

The amount at December 31, 2016 is related to 870 indemnity and labor claims. Among these claims are:

(i)        Class actions filed by the Union of Workers in the Petrochemical and Chemical Industries in Triunfo (RS), in the second quarter of 2005, claiming the payment of overtime amounting, with the parties settling the case in April 2015, with the disbursement of the amount that had been provisioned prior to December 31, 2014.

(ii)       In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul (“SINDIPOLO”), in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts (“Breaks”) and the inclusion of overtime in the calculation of the weekly remunerated rest (“WRR”), in the restated amount of R$360,240, the following developments occurred in the period: (i) Breaks: the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, which rejected the appeal and handed down a final and unappealable decision in favor of Braskem. The amount of this suit is R$332,640; and (ii) WRR: judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court ("TRT"), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial. However, as the TRT did not judge on the merits, Braskem appealed once again to the TST. After examining the appeal, the TST handed down a new decision granting the claim. Braskem will enter into motion for clarification and special appeal at the Supreme Court (“STF”). In light of the most recent decision of TST, the process had its evaluation changed to probable loss and was recorded a provision of R$27,600. Upon the presentation of a provisory execution and writ of summons and pledge in December 2016, the provision amount was adjusted to R$27,600. Braskem gave collateral in the form of 7,413 tons of ethylene.

(c)        Civil

(i)                 Transport with excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia, with the objective of holding the company liable for damages caused to federal roads, due to the traffic of trucks carrying excess weight, to pay damages to the State for material damages and collective pain and suffering, in the amount of R$57,906, on December 31, 2016. The interlocutory relief was granted, determining the Company to abstain from carrying excess weight on federal highways, under the penalty of paying R$20 for each violation. Braskem appealed against the decision and is awaiting the lower court judgment. The case was classified as having a possible chance of loss, in light of the precedents in the Regional Federal Appellate Court of the 1st Region denying the claim by the Federal Prosecution Office.

(ii)               Caustic soda transportation

The Company is the defendant in lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor, which, at December 31, 2016, total R$174,635. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

Management's evaluation, supported by the opinion of its external legal advisors who are responsible for the cases, is that the lawsuits will possibly be dismissed within a period of 8 years.

No judicial deposit or other form of guarantee was accrued for these lawsuits.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(d)       Other lawsuits

(i)                 Social security contributions – Withholding of 11%

The Company was assessed by the Federal Revenue Service for allegedly withholding social security at the rate of 11% on the gross amount of invoices, bills or trade notes related to services executed through assigned labor, in the period from February 1999 to June 2002, amounting to R$48 million, on December 31, 2016.

The Company's legal advisors, in view of prior decisions by the CARF and the evidence provided by the Company, assess as possible the chances of loss at the administrative level. The conclusion is supported, among other things, by the following: (i) the time-barring of a portion of the debits; (ii) the mismatch between the service provided and the tax substitution system under Article 31 of Federal Law 8,212/1991; (iii) the lack of the requirements to characterize assignment of labor, and other matters that would have to be evidenced through a tax diligence.

The Company’s external legal advisors estimate that the administrative proceeding should be concluded in 2018.

There is no judicial deposit or any other type of guarantee for this procedure.

23.3          Reports of irregularities and global settlement with authorities

(a)                Allegations, internal investigation

Braskem and its subsidiaries are subject to a number of anti-corruption laws in the countries where they operate, including Federal Law 12,846/2013, or the Brazilian Anticorruption Law, which came into force on January 28, 2014, and the U.S. Foreign Corrupt Practices Act (FCPA).

In March 2015, in connection with the so-called “Operation Car Wash,” certain allegations made by defendants in criminal proceedings were made public, according to which Braskem was allegedly involved in illegal payments to obtain benefits under feedstock supply agreements entered into with Petrobras.

In light of said facts, the Company immediately approved the engagement of law firms with extensive and proven experience in similar cases in the United States and Brazil (“Expert Firms”) to conduct an independent internal investigation into the allegations cited above ("Investigation"), under the supervision of and in collaboration with the U.S. Department of Justice (“DoJ”) and the U.S. Securities and Exchange Commission (“SEC”). Until mid-July 2016, the Investigation had not obtained evidence confirming any wrongdoings by the Company.

(b)       New reports and undue payments

In late July 2016, the Company received new information concerning wrongdoings that came to light during the collaboration of former executives of Braskem in connection with the cooperation by Odebrecht with Operation Car Wash.

Based on such information, the Investigation confirmed the existence of payments made between 2006 and 2014 to third parties for agency services which proved not being effectively rendered. These undue payments were made to three offshore companies and allegedly were related to the rendering of commercial intermediation services. These companies simply transferred the funds to a series of other companies, which ultimately made improper payments to benefit Braskem on matters involving the naphtha supply agreement entered into with Petrobras in 2009 and terminated in 2014, and to amendments of federal and state tax law to obtain tax incentives and monetize tax credits to which the Company already was entitled, as made public under the agreements with DoJ and SEC. The payments made by Braskem to these three companies from October 2006 to December 2014 amount to approximately R$513 million.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Additional procedures conducted after the conclusion of the Investigation identified payments made to a fourth agent from November 2005 to September 2006 in the amount of approximately R$44 million that referred to the same scheme identified by the Investigation. Since the additional findings were related to the same scheme identified by the Investigation, they do not represent a risk to the Global Settlement.

(c)        Payment of taxes

The identification of these payments without the rendering of the corresponding service led to the recognition, in October 2016, of taxes payable to the federal government and to an adjustment to the account Deferred Income Tax and Social Contribution. The determination, in 2016, of these taxes due in prior fiscal years was recognized as a correction of material error, in accordance with the pronouncements CPC 23 and IAS 8, which led to its recognition retrospectively in the 2015 financial statements, and prior years. The tax expanse that impacted the statement of operations for the year ended December 31, 2016 and prior years, including charges for late payment, amounted to R$254,373. As a result of the tax calculation reprocessing, the Company recognized an amount of R$13,704 as an advance payment of income tax and social contribution, which was presented under the “taxes recoverable” account. These amounts were paid during the fourth quarter of 2016. The adjustment of the account Deferred Income Tax and Social Contribution, which impacted the statement of operations, amounted to R$30,268.

(d)       Global Agreement with authorities

With the confirmation of wrongdoings, on October 3, 2016, Braskem started discussions with DoJ and SEC to formalize an agreement to resolve any identified wrongdoing and seek a simultaneous agreement with Brazilian authorities, as disclosed to the market by means of a Material Fact and later with Swiss authorities. This negotiation was delegated by the Board of Directors to the Board of Executive Officers of the Company.

As a result of these negotiations, on December 14, 2016, the Company entered into a Leniency Agreement (“Agreement”) with the Federal Prosecution Office of Brazil (“MPF”). Additionally, on December 21, 2016, the Company finalized formal agreements with the DoJ and SEC, and an agreement to conclude investigations with the Office of the Attorney General of Switzerland (in conjunction with the Agreement with MPF, “Global Settlement”). The Global Settlement encompasses all of the facts determined until the date of its execution involving Braskem.

Under the Global Settlement, Braskem will pay the aforementioned authorities in Brazil and overseas the aggregate approximate amount of US$957 million, equivalent to approximately R$3.1 billion, based on the fixed exchange rate of R$3.27 to US$1.00, divided in the following manner:

1.      R$2,2 billion to the MPF;

2.      US$65,000 to SEC;

3.      US$94,894 to DoJ;

4.      CHF94,500 to the Office of the Attorney General of Switzerland.

Of this total amount, it was already paid by the Company a total amount of R$1.3 billion in the following manner:

1.      US$94,894 (R$296,591) to DoJ on February 8, 2017;

2.      US$65,000 (R$206,460) to SEC on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Office of the Attorney General of Switzerland on June 27, 2017;

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

4.      R$736,445 to MPF on July 6, 2017.

The outstanding amount of approximately R$1.7 billion will be paid in the following manner:

1.      CHF64,260 to the Office of the Attorney General of Switzerland in four annual and successive installments of CHF16,065 due on June 30 of each year as from 2018;

2.      R$1.5 billion to MPF in six annual installments adjusted for inflation by the variation in the IPCA inflation index due on January 30 of each year as from 2018. To guarantee payment of the installments coming due, Braskem offered fixed assets in an amount corresponding to one annual installment.

The Agreement was ratified by the 5th Coordination and Review Chamber of the Federal Prosecution Office on December 15, 2016 and on June 6, 2017 by the Judge of the 13th Federal Court of Curitiba.

In the United States the agreement with DoJ was confirmed by sentence by the U.S. Court on January 26, 2017 and the agreement with SEC was confirmed by that entity on February 28, 2017.

The agreement with Swiss authorities does not require ratification to produce effect, since the Company's investigation was terminated by written order of the Attorney General of Switzerland on December 21, 2016.

(e)        Monitorship

Furthermore, Braskem will be subjected, for an expected period of three years, to two monitors appointed by U.S. and Brazilian authorities, who will work in coordination with the main objective of attesting to the Company’s compliance with all commitments undertaken under the Global Settlement.

The commitments undertaken with the authorities that are party to the Global Settlement seek to improve the Company’s control and accounting system to ensure the production of financial information that is reliable and to prevent any wrongdoings under the anti-corruption laws of countries in which the Company operates or comes to operate. Some of the actions required to achieve these goals include:

(i)         Management’s commitment to and support for policies to prevent incidents of corruption;

(ii)       Strengthening policies and procedures to prevent corruption;

(iii)      Conducting regular reviews of policies and procedures to ensure they are up-to-date and effective;

(iv)     Providing team members, including managers, with regular training on anti-corruption policies and practices, and maintaining a system that makes these tools available to team members and to any third parties that interact with Braskem;

(v)       Maintaining instruments and resources for investigating reports of corruption within the Company;

(vi)     Implementation and improvement of anti-corruption controls to prevent and detect vulnerabilities in the internal processes;

(vii)    Extending anti-corruption practices to entities that conduct business with Braskem and implementing procedures with this purpose in cases of business acquisitions.

(f)        Reimbursement

A significant portion of the total amount of R$2.2 billion to be paid to MPF will be made available for use in reimbursing third parties for any damages caused by the wrongdoings.

Under the Agreement, MPF undertook to coordinate actions with other authorities or public entities with which Braskem comes to transact for entering into agreements involving the facts uncovered in connection with the Agreement, the public prosecution offices of States and Cities in Brazil, state-owned companies and state-controlled companies for entering into similar agreements with such entities, including for the purpose of preventing duplicate restitution with regard to the amount paid under the Agreement.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The Agreement does not prevent any third party from opening proceedings to seek reimbursement for any damages caused by Braskem, which could result in payments other than those provided for in the Agreement. Therefore, the Company cannot guarantee that the total amount available for reimbursement will be sufficient to fully reimburse any third parties affected by the wrongdoings, which means that the Company may be subject to the payment of damages or financial penalties other than those provided for in the Global Settlement.

(g)       Control deficiencies

            After the investigation and confirmation of wrongdoings, the Company identified material deficiencies of controls, including: (i) instructions given by certain former senior executives (“Tone at the top”) for the creation of parallel processes overriding existing controls and for enabling the existence of payments of commissions without the rendering of the corresponding service, being non-adherent actions of the principles of ethics, integrity and transparency of Company; (ii) faults in maintaining anti-corruption controls and deficiencies in the programs for preventing and detecting violations of the applicable anti-corruption regulations; (iii) faults in the controls for payments of commissions and for monitoring the respective accounting entries; and (iv) faults in the controls of inventory in transit for import of raw material (naphtha) operations by the subsidiary Braskem Holanda.

(h)       Compliance Program

In 2016, Braskem initiated a comprehensive Compliance Program to strengthen its governance in order to significantly reduce the possibility of other deviations of the same nature occurring again. The Program presents actions that will also be carried out in the course of 2017.

            The Compliance Program presents a series of actions, among them:

(i)         The establishment of the Compliance Committee in May 2016, that is formed by independent members of the Board of Directors, reporting directly to the Board of Directors.

(ii)        In August 2016, Braskem announced the hiring of an experienced Chief Compliance Officer (CCO), reporting to the Compliance Committee in order to manage the Compliance department.

(iii)      Increasing compliance staffing for Internal Controls, Risks Management, Compliance and Internal Audit areas and resources in accordance with Compliance department and program benchmarking.

(iv)      Implementation of the Internal Audit area which is responsible for an independent and objective evaluation of processes, check compliance with policies and procedures and verification of controls effectiveness and efficiency.

(v)       Approval by the Board of Directors of a Policy on Compliance in Acting Ethically with Integrity and Transparency, which includes policy on anti-corruption compliance and policy on related parties transactions.

(vi)      Establishing anticorruption clauses for contracts with third parties.

(vii)    Providing comprehensive program training, including to the Board of Directors, Senior Management and Legal team (key business decision-makers) and Compliance team, which is focused on reinforcing awareness of best compliance practices and the need for robustness in internal control environment.

(viii)   Implementing planning for a training program for all staff during 2017.

(ix)      Issuing companywide compliance messaging from senior management to personnel.

(x)       Publishing and providing training during 2017 of the Institutional Relations handbook, that regulates the interactions with politicians and other public officials.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(xi)      Improvement in vendor master data processes with implementation of controls in the payment process and compliance requirements in contracts with third parties.

(xii)    Implementing and evaluating improvements of internal controls in the processes that presented vulnerabilities in the past, such as manual journal entries, monitoring of payments of commissions and general ledger to ensure there are sufficient preventive and detective controls to mitigate the risks.

(xiii)   Implementing controls and improving the operation to ensure the timely posting of entries in the inventories and trade payables for the raw material (naphtha) import process of Braskem Holanda.

(xiv)  Re-design the raw material import process in order to improve the monitoring of inventory in transit from Braskem Holanda to Braskem S.A.

(i)        Other considerations

With the exception of the amount mentioned above, as well as of the other non-monetary obligations imposed on the Company under the Global Settlement, it may have a material adverse effect on our business, reputation, financial condition, financial instruments and operational results, as well as on the liquidity and price of the securities of Braskem. Furthermore, the negative publicity resulting from the Global Settlement, could have a material adverse impact on our businesses, including reducing the demand for our products, our financial instruments and other effects that currently cannot be estimated or measured. In addition, other authorities with jurisdiction over our company may seek to impose additional monetary sanctions or fines or commence new investigations against us. Finally, as a result of the Global Settlement, the Company may be barred from entering into certain agreements with government authorities and may be subject to increased operating costs in connection with its obligations to improve its governance and anti-corruption practices, including the cost of the external monitorship.

It is not possible to predict the impacts on Braskem of others investigations or of any decision or action taken by authorities involving its largest shareholders, namely Odebrecht S.A. and Petróleo Brasileiro S.A. – Petrobras, or any of their subsidiaries.

(j)        Class actions

On July 1, 2015, a putative class action lawsuit was filed against the Company and its certain of its current and former officers in the United States District Court for the Southern District of New York.  In the operative complaint, the Lead Plaintiff, Boilermaker-Blacksmith National Pension Trust, alleges that the Defendants made misrepresentations or omissions that inflated the price of the Company's stock in violation of U.S. securities laws. The Company has engaged a U.S. law firm to represent it and filed motion to dismiss on July 6, 2016.

On March 31, 2017, the judge rendered a decision on the motion to dismiss granting it in part and denying it in part. With respect to the remaining claims, the class action is now in the discovery stage.

The Company cannot foresee the outcome of this process. The Company may be named as a defendant in other legal actions. Furthermore, the Company may be required, in accordance with any applicable legal and regulatory limits, to indemnify directors, officers and employees that are defendants in the securities class action and any other related actions that may arise in the future. The litigation has required significant time and dedication of the Management of the Company and is expected to continue to require such time and attention in the future.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

24                Benefits offered to team members

24.1          Short-term benefits

	Consolidated		Parent company
	2016	2015	2016	2015

Health care	139,412	126,545	91,221	83,588
Private pension	61,593	60,476	33,299	32,507
Transport	55,223	50,935	49,141	46,977
Feeding	28,874	27,755	22,114	22,468
Training	20,589	19,101	11,225	9,889
Other	13,237	18,789	3,147	3,909
	318,928	303,601	210,147	199,338

24.2          Post-employment benefits

24.2.1    Retirement plans - defined benefit plans and health plants

Braskem America

The subsidiary Braskem America is the sponsor of Novamont, which is a defined benefit plan of the employees of the plant located in the State of West Virginia. At December 31, 2016, the plan has 40 active participants (42 in 2015) and 164 assisted participants (168 in 2015). The contributions by Braskem America in the year amount to R$3,569 (R$3,557 in 2015). The participants made no contributions in 2016 and 2015.

Braskem Alemanha

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plan of the employees of that subsidiary. At December 31, 2016, the plans have 128 active participants (128 in 2015) and no contributions were made by Braskem in the year (R$102 in 2015). The participants made no contributions in 2016 and 2015.

Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (company’s part + participant’s part). This right is granted as follows:

(i)          The participant who was dismissed without cause has the right to remain in the health plan for more 1/3 (one-third) of the plan contribution period, considering the minimum six-month period and the maximum twenty-four-month period.

(ii)          The participant who retires and contributes to the plan due to employment relationship over at least ten (10) years has the right to remain in the health plan for undetermined period. Should the participant have contributed for less than 10 years, they will have the right to remain ad a beneficiary for one (1) more year for each contribution year.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

In addition to the right granted to the former participants who retired or were dismissed without cause, the Brazilian laws also establish rules for the amount charged by the plan based on beneficiaries’ age bracket. One of these rules define that the amount charged for the highest age bracket may not be six (6) times larger than the amount charged for the lowest age bracket. Thus, the amount charged from the lowest age bracket plans comprises a “subsidy” for highest age bracket plans. This subsidy is also supported by contributions from the Company. In other words, the amount charged from the participants included in the highest age brackets is not enough to cover their expenses.

For these plans, the Company measured on an actuarial basis its obligations for future subsidies, obtaining from this study the following results:

(i)                 Amounts in balance sheet

			Consolidated
	2016	2015	1/1/2015
		Restated	Restated
Defined benefit
Novamont Braskem America	20,285	23,722	18,356
Braskem Alemanha	69,952	76,819	50,820
	90,237	100,541	69,176
Health care
Bradesco saúde	71,899	69,696	45,302
	162,136	170,237	114,478

Benefit obligations	(129,617)	(146,936)	(100,398)
Health care	(71,899)	(69,696)	(45,302)
Total obligations	(201,516)	(216,632)	(145,700)
Fair value of plan assets	39,380	46,395	31,222
Funded status of the plan	(162,136)	(170,237)	(114,478)
Consolidated net balance (non-current liabilities)	(162,136)	(170,237)	(114,478)

(ii)               Change in obligations

			Consolidated
	2016	2015	1/1/2015
		Restated	Restated
Balance at beginning of year	216,632	145,700	92,410
Health care	2,203	24,394	20,560
Current service cost	4,576	5,085	2,943
Interest cost	3,983	4,699	3,277
Special retirement		515
Reduction plan		734
Benefits paid	(3,156)	(3,397)	(1,927)
Change plan			1,713
Actuarial losses (gain)	3,590	(330)	20,766
Reduction plan (curtailment)			1,663
Exchange variation	(26,312)	39,232	4,295
Balance at the end of the year	201,516	216,632	145,700

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(iii)             Change in fair value plan assets

			Consolidated
	2016	2015	1/1/2015
		Restated	Restated
Balance at beginning of year	46,395	31,222	23,599
Actual return on plan assets	221	156	3,343
Employer contributions	3,569	3,659	3,166
Benefits paid	(3,087)	(3,103)	(1,894)
Exchange variation	(7,718)	14,461	3,008
Balance at the end of the year	39,380	46,395	31,222

(iv)             Amounts recognized in profit or loss

		Consolidated
	2016	2015
		Restated
Health care	2,203	11,849
Current service cost	4,576	5,085
Interest cost	3,983	4,699
Expected return on plan assets	(31)	(3,409)
Amortization of actuarial loss		1,519
Amortization of unrecognized service cost		418
Actuarial losses	2,472	34
	13,203	20,195

(v)               Actuarial assumptions

						(%)
		2016				2015
	Health	United		Health	United
	insurance	States	Germany	insurance	States	Germany

Discount rate	4.18	4.35	2.00	7.22	4.60	3.75
Inflation rate	6.00	n/a	2.00	6.50	n/a	2.00
Expected return on plan assets	n/a	n/a	n/a	n/a	7.50	n/a
Rate of increase in future salary levels	n/a	n/a	3.00	n/a	n/a	3.00
Rate of increase in future pension plan	n/a	n/a	1.75	n/a	n/a	n/a
Aging factor	2.5	n/a	n/a	2.50	n/a	n/a
Medical inflation	3.5	n/a	n/a	3.50	n/a	n/a
Duration	29.24	n/a	n/a	35.55	n/a	n/a

(vi)             Hierarchy of fair value assets

On December 31, 2016, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(vii)           Sensitivity analysis

							Impact on the defined benefit obligation
			Premise change			Premise increase			Premise reduction
	Health	United		Health	United		Health	United
	insurance	States	Germany	insurance	States	Germany	insurance	States	Germany
Discount rate	1.0%	1.0%	0.5%	13,282	6,325	7,553	(17,950)	(7,721)	(8,432)
Real medical inflation	1.0%	n/a	n/a	17,537	n/a	n/a	(10,389)	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	0.5%	n/a	n/a	3,512	n/a	n/a	(3,308)
Rate of increase in future pension plan	n/a	n/a	0.3%	n/a	n/a	2,147	n/a	n/a	(2,084)
Life expectancy	n/a	n/a	1 ano	n/a	n/a	1,757	n/a	n/a	(1,834)
Mortality rate	n/a	10%	n/a	n/a	1,638	n/a	n/a	(1,791)	n/a

				Health insurance - Impact on cost of services and interests costs
					Premise change		Premise increase		Premise reduction
				Cost of	Iterests	Cost of	Iterests	Cost of	Iterests
				services	costs	services	costs	services	costs
Discount rate				1.0%	1.0%	75	365	(125)	(447)
Real medical inflation				1.0%	1.0%	135	622	(46)	(369)

24.2.2    Retirement plan - defined contribution

The Parent Company and the subsidiaries in Brazil sponsor a defined contribution plan for its employees managed by ODEPREV, a private pension plan entity. ODEPREV offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2016, the number of active participants in ODEPREV totals 5,147 (5,331 in 2015). The contributions made by the sponsors in the year amount to R$40,996 (R$29,852 in 2015) and the contributions made by the participants amounted to R$52,741 (R$50,899 in 2015).

24.2.3    Other – Petros plan

On January 6, 2015, PREVIC – National Superintendence for Supplementary Pension Plans issued an official letter to the Management of Braskem requesting the contribution related to the capital deficit of the Petros Copesul Plan on the date of approval of the withdrawal of sponsorship (October 2012), restated by the IPCA consumer price index + 6% p.a. through December 31, 2014. This amount, restated in accordance with the aforementioned calculation, was settled in February 2015, in the amount of R$358,563.

25                Other accounts payable

(a)               Current / Non-current

This item includes the following accounts payable:

(i)      To BNDESPAR due to the acquisition of shares issued by Riopol within the scope of the business combination of Quattor, in 2010. The balance payable, on December 31, 2016, is R$176,846 (R$273,294 in 2015).

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The acquisition price is being paid in three installments, with restatement by the TJLP, as follows:

•      Payment made on June 11, 2015, the amount corresponding to 15% of the purchase price;

•      Payment made on June 13, 2016, the amount corresponding to 35% of the purchase price;

•      On June 11, 2017, the amount corresponding to 50% of the purchase price.

(ii)    Agreement for the leasing of rail cars by the subsidiary Braskem America, as mentioned in Note 2.4 (iv). The balance payable on December 31, 2016 is R$88,439.

(iii)  Royalties agreement referring to technologies used by subsidiary Braskem Idesa. The balance payable on December 31, 2016 is R$68,365.

26                Equity

(a)                Capital

On December 31, 2016, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,257,604 shares with no par value, distributed as follows:

								Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.32
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			46,063,824	13.35			46,063,824	5.78
Other		12,907,077	2.86	142,767,803	41.38	578,330	100.00	156,253,210	19.60
Total		451,668,652	100.00	343,775,864	99.64	578,330	100.00	796,022,846	99.85
Treasury shares	(ii)			1,234,758	0.36			1,234,758	0.15
Total		451,668,652	100.00	345,010,622	100.00	578,330	100.00	797,257,604	100.00

(i) American Depository Receipt, negotiated in the New York stock market (USA).
(ii) Includes 1.154.758 shares held by Braskem Petroquimica and are treated as "treasury shares" in consolidated Equity, in the amount of R$48,892.

(i)         American Depositary Receipts traded on the New York Stock Exchange (USA);

(ii)       Includes 1,154,758 shares held by Braskem Petroquímica and are considered as “Treasury shares”, in the amount of R$48,892.

(b)               Capital reserve

This reserve includes part of the shares issued in Subsidiary’s several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

(c)               Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(d)               Share rights

Preferred shares carry no voting rights but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. Only class “A” preferred shares will have the same claim on the remaining profit as common shares and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Only class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In August 2016, a total of 15,288 class “B” preferred shares were converted into 7,644 class “A” preferred shares, and in December 2015, a total of 200 class “B” preferred shares were converted into 100 class “A” preferred shares.

In the event of liquidation of the Company, class “A” and “B” preferred shares will have priority in the reimbursement of capital.

Shareholders are entitled to receive a mandatory minimum dividend of 25% on profit for the year, adjusted under Brazilian Corporation Law.

(e)               Profit allocation and payment of dividends

Under the Company’s bylaws, profit for the year, adjusted according to Brazilian Corporation Law, is appropriated as follows:

(i)       5% to a legal reserve;

(ii)     25% to pay for mandatory, non-cumulative dividends, provided that the legal and statutory advantages of the Class “A” and “B” preferred shares are observed. When the amount of the priority dividend paid to class “A” and “B” preferred shares is equal to or higher than 25% of profit for the year calculated under Article 202 of Brazilian Corporation Law, it is the full payment of the mandatory dividend.

Any surplus remaining after the payment of the priority dividend will be used to:

•      pay dividends to common shareholders up to the limit of the priority dividends of preferred shares; and

•      if there still is any surplus, distribute additional dividends to common shareholders and class “A” preferred shareholders so that the same amount of dividends is paid for each common share or class “A” preferred share.

(e.1)     Profit or loss for the year

The balance of accumulated losses as of December 31, 2016 was fully offset by the retained earnings reserve, in accordance with Brazilian Corporation Law.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(e.2)     Dividend payment from previous years

The Annual Shareholders’ Meeting held on April 6, 2016 approved the declaration of dividends for the financial year 2015, in the amount of R$1,000,000, the payment of which commenced on April 15, 2016, of which R$567,620 was paid to holders of common shares and R$432,020 and R$360 to holders of class A and class B preferred shares, respectively. This payment fully settles the dividend for the class "B" preferred shares, which was calculated in accordance with the Bylaws.

On September 27, 2016, the Board of Directors’ Meeting approved the payment of interim dividends for fiscal year 2015, in the amount of R$1,000,000, which was paid as of October 11, 2016. The Company paid R$567,819 to common shareholders and R$432,181 to class A preferred shareholders.

(f)                Other comprehensive income – Equity

	Consolidated
	Attributed to shareholders' interest
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Gain (loss)	Total
	indexation of	cost of	plans actuarial	sales	Fair value	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	Gain (loss)	hedge	of hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2014	244,831	18,275	(30,103)	(3,263,732)	(289,667)	386,628	(9,404)	(2,943,172)	(115,385)	(3,058,557)

Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,032							14,032		14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,462)						(1,462)		(1,462)
Income tax and social contribution		496						496		496

Foreign sales hedge
Exchange rate				(9,629,237)				(9,629,237)	(397,386)	(10,026,623)
Income tax and social contribution				3,225,996				3,225,996	119,129	3,345,125

Fair value of Cash flow hedge
Change in fair value					(524,682)			(524,682)	(24,791)	(549,473)
Transfer to result					(72,518)			(72,518)		(72,518)
Income tax and social contribution					199,176			199,176	7,139	206,315

Fair value of cash flow hedge from jointly-controlled					2,295			2,295		2,295

Actuarial loss with post-employment benefits, net of taxes			(9,129)					(9,129)		(9,129)

Foreign currency translation adjustment						718,763		718,763	(65,414)	653,349

On December 31, 2015	217,595	17,309	(39,232)	(9,666,973)	(685,396)	1,105,391	(9,404)	(9,060,710)	(476,708)	(9,537,418)

Additional indexation
Realization by depreciation or write-off assets	(41,268)							(41,268)		(41,268)
Income tax and social contribution	14,032							14,032		14,032

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(1,461)						(1,461)		(1,461)
Income tax and social contribution	-	496						496		496

Foreign sales hedge
Exchange rate				2,625,551				2,625,551	(498,767)	2,126,784
Transfer to result				1,342,785				1,342,785	14,959	1,357,744
Income tax and social contribution				(1,406,740)				(1,406,740)	145,326	(1,261,414)

Fair value of Cash flow hedge
Change in fair value					247,815			247,815	(736)	247,079
Transfer to result					(19,434)			(19,434)	(12,135)	(31,569)
Income tax and social contribution					(79,194)			(79,194)	3,861	(75,333)

Fair value of cash flow hedge from jointly-controlled					(3,309)			(3,309)		(3,309)

Losses in controlling interests

Actuarial loss with post-employment benefits, net of taxes			(4,119)					(4,119)		(4,119)

Foreign currency translation adjustment						63,697		63,697	275,599	339,296

On December 31, 2016	190,359	16,344	(43,351)	(7,105,377)	(539,518)	1,169,088	(9,404)	(6,321,859)	(548,601)	(6,870,460)

(i)	Transfer to retained earnings as the asset is depreciated or written-off.
(ii)	Transfer to retained earnings when the extinction of the plan.
(iii)	Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Transfer to the income statement when write-off of subsidiary abroad.
(v)	Transfer to the income statement when divestment or transfer of control of subsidiary.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

27                Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of adjusted profit for the year attributable to the Company’s common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company’s bylaws, as described in Note 26 (e), particularly in relation to the limited rights enjoyed by class “B” preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class “A” preferred share, as provided for in the bylaws of the Company.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company’s bylaws, as described in Note 24(f) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

		Basic and diluted
		2016	2015
			Restated
Profit (loss) for the year attributed to Company's shareholders
of continued operations		(442,430)	2,999,832

Distribution of dividends attributable to priority:
Preferred shares class "A"			208,409
Preferred shares class "B"			360
			208,769

Distribution of 6% of unit value of common shares			273,824

Distribution of plus income, by class:
Common shares			1,429,323
Preferred shares class "A"			1,087,916
			2,517,239

Reconciliation of income available for distribution, by class (numerator):
Common shares		(251,222)	1,703,147
Preferred shares class "A"		(191,208)	1,296,325
Preferred shares class "B"			360
		(442,430)	2,999,832

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652
Preferred shares class "A"	(i)	343,771,165	343,783,562
Preferred shares class "B"			593,618
		795,439,817	796,045,832

Profit (loss) per share (in R$)
Common shares		(0.5562)	3.7708
Preferred shares class "A"		(0.5562)	3.7708
Preferred shares class "B"			0.6065

(i)         Calculation of weighted average of outstanding shares adjusted by the number of shares repurchased during the fiscal years, ended in December 31, 2016 and 2015, multiplied by a weighted time factor:

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

		2016		2015
	Preferred shares Class "A"		Preferred shares Class "A"
	Outstanding	Weighted	Outstanding	Weighted
	shares	average	shares	average

Balance at beginning of year	343,768,220	343,768,220	343,848,120	343,848,120

Repurchase of treasury shares			(80,000)	(64,658)
Conversion of preferred shares class "B" to "A"	7,644	2,945	100	100

Balance at the end of the year	343,775,864	343,771,165	343,768,220	343,783,562

28                Net sales revenues

	Consolidated		Parent company
	2016	2015	2016	2015
Sales revenue		Restated		Restated
Domestic market	32,293,042	30,366,378	33,653,625	30,352,503
Foreign market	23,084,703	23,159,820	9,281,920	9,447,663
	55,377,745	53,526,198	42,935,545	39,800,166
Sales and services deductions
Taxes
Domestic market	(7,316,325)	(6,214,041)	(7,533,387)	(5,936,321)
Foreign market	(102,831)	(122,776)
Costumers rebates
Domestic market	(25,400)	(12,900)	(25,400)	(12,413)
Foreign market	(23,820)	(16,552)	(1,303)	300
Sales returns
Domestic market	(168,625)	(167,515)	(180,150)	(161,809)
Foreign market	(76,756)	(112,425)	(16,839)	(106,324)
	(7,713,757)	(6,646,209)	(7,757,079)	(6,216,567)

Net sales and services revenue	47,663,988	46,879,989	35,178,466	33,583,599

Revenues from sales of products are recognized when (i) the amount of sales can be reliably measured and the Company does not have control over the products sold; (ii) it is probable that the Company will received the economic benefits; and (iii) all legal titles, risks and benefits of product ownership are fully transferred to the client. The Company does not make sales with continued management involvement. Most of Braskem’s sales are made to industrial customers and, in a lower volume, to resellers.

The moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i)             for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client as soon as the goods are delivered at the destination established in the contract;

(ii)            for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred as soon as the products are delivered to the client’s carrier; and

(iii)          for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company’s official markers, which is the point of delivery of the products and transfer of their ownership.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The cost of freight services related to sales, transfers to storage facilities and finished product transfers between establishments of Braskem are included in cost of sales.

(a)               Net sales revenue by country

	2016	2015
	-	Restated
Brazil	24,640,077	23,729,106
United States	7,965,209	9,601,157
Argentina	1,244,267	1,339,775
United Kingdom	589,725	2,438,148
Germany	1,198,760	1,239,286
Mexico	2,075,695	967,829
Italy	667,265	561,347
Netherlands	262,289	622,436
Singapore	1,101,156	1,017,128
Switzerland	227,504	334,422
Colombia	369,359	278,304
Spain	342,154	391,097
Chile	522,796	503,650
Peru	397,186	351,097
Uruguay	122,783	327,533
Japan	1,631,564	904,903
Poland	252,508	199,115
Paraguay	185,432	170,834
France	236,727	268,239
Bolivia	211,382	194,865
Canada	242,492	184,752
South Korea	254,512	74,567
Other	2,923,146	1,180,399
	47,663,988	46,879,989

(b)               Net sales revenue by product

	2016	2015
		Restated
PE/PP	30,790,364	28,226,087
Ethylene, Propylene	2,906,796	2,999,090
Naphtha, condensate and crude oil	2,582,257	4,587,944
Benzene, toluene and xylene	2,411,031	2,538,993
PVC/Caustic Soda/EDC	3,016,390	2,780,075
ETBE/Gasoline	2,058,952	1,722,391
Butadiene	1,315,892	1,000,376
Cumene	501,958	583,608
Solvents	379,745	431,264
Other	1,700,603	2,010,161
	47,663,988	46,879,989

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)               Main clients

In 2016 and 2015, the Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2016, the most significant revenue from a single client amounts to approximately 2.9% of total net revenues of the Company and refers to the basic petrochemical segment.

29                Tax incentives

(a)               Income Tax

In 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (Cloro Soda), established in the state of Alagoas; and (ii) basic petrochemicals unit, PE (2), PVC and Chlor-Alkali units, all established in the city of Camaçari (BA). The third PE plant established in Camaçari enjoyed the benefit up to 2016.

(b)               PRODESIN - ICMS

The Company has ICMS tax incentive granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes (Note 28). In 2016, the amount was R$78,824 (R$71,614 in 2015).

30                Other income (expenses), net

	Note			Consolidated
		2016		2015
				Restated
Expense and depreciation with hibernate plants		(252,323)	(i)	(152,536)
Expenses from fixed assets		(53,774)		(174,488)
Allowance for judicial and labor claims		(169,973)	(ii)	(105,644)
Expenses from Ascent project		(3,988)		(147,169)
Recovery of environmental damages	22(b)	(182,600)		(65,791)
Leniency agreement	23.3	(2,860,402)	(iii)
Other		(229,103)		(85,576)
		(3,752,163)		(731,204)

(i)         In 2016 includes the amount of R$138,561 related to costs corresponding to installed and unused capacity in the first months of operation of the subsidiary Braskem Idesa. (Nota 1(a.ii)).

(ii)       In 2016, refers to R$49,488 in provisions for labor claims and R$113,051 in provisions for tax and other claims.

(iii)      Pursuant to the Leniency Agreement between the Company and the MPF (Note 23.3), Braskem will pay the approximate amount of R$1.5 billion in six annual installments adjusted by the variation of the IPCA index. In compliance with CPC 12, the Company estimated the present value of this accrual at its initial recognition, using as an assumption for the discount rate the estimated real interest rate for Treasury IPCA+ bonds issued by the National Treasury. Based on this assumption, the Company have done the adjustment to present value in the amount of R$277,591. This amount will be recognized in the financial result on a “pro rata die” basis from the date of the agreement. In the result for the year 2016, the amount of R$5,505 was amortized.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

31                Financial results

	Consolidated		Parent company
	2016	2015	2016	2015
Financial income		Restated		Restated
Interest income	504,495	386,182	460,512	272,697
Monetary variations	142,232	142,606	133,538	120,578
Other	43,395	56,145	38,402	32,593
	690,122	584,933	632,452	425,868

Financial expenses
Interest expenses	(2,037,697)	(1,716,809)	(1,508,358)	(1,844,088)
Monetary variations	(409,784)	(377,471)	(409,806)	(377,585)
Monetary variations on fiscal debts	(249,578)	(152,409)	(237,578)	(146,170)
Discounts granted	(108,606)	(130,564)	(107,493)	(93,156)
Loans transaction costs - amortization	(56,020)	(64,406)	(5,448)	(5,003)
Adjustment to present value - appropriation	(507,744)	(517,739)	(466,141)	(468,675)
Other	(201,533)	(204,004)	(112,215)	(103,870)
	(3,570,962)	(3,163,402)	(2,847,039)	(3,038,547)

Exchange rate variations, net
On financial assets	(1,139,676)	1,102,744	(1,602,868)	2,767,566
On financial liabilities	(2,070,741)	(999,834)	(451,174)	(2,009,908)
	(3,210,417)	102,910	(2,054,042)	757,658

Total	(6,091,257)	(2,475,559)	(4,268,629)	(1,855,021)

	Consolidated		Parent company
	2016	2015	2016	2015
Interest income
Held for sale	249,427	91,119	235,853	41,266
Loans and receivables	213,237	190,637	204,002	175,580
Held-to-maturity	9,410	36,900	9,410	36,900
	472,074	318,656	449,265	253,746
Other assets not classifiable	32,421	67,526	11,247	18,951
Total	504,495	386,182	460,512	272,697

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

32                Expenses by nature and function

The Company chose to present its expenses by function in the statement of operations. The breakdown of expenses by nature and function is presented below:

	Consolidated		Parent company
	2016	2015	2016	2015
		Restated		Restated
Classification by nature:
Raw materials other inputs	(28,197,875)	(30,600,855)	(21,932,920)	(21,118,499)
Personnel expenses	(2,576,107)	(2,466,890)	(1,908,299)	(1,747,971)
Outsourced services	(2,135,412)	(1,580,827)	(1,466,718)	(1,179,073)
Depreciation, amortization and depletion	(2,677,672)	(2,120,157)	(2,052,972)	(1,774,973)
Freights	(1,918,973)	(1,856,194)	(1,372,171)	(1,351,328)
Other income (expenses), net	(4,236,780)	(1,367,565)	(3,303,303)	(788,850)
Total	(41,742,819)	(39,992,488)	(32,036,383)	(27,960,694)

Classification by function:
Cost of products sold	(34,940,619)	(36,728,023)	(27,095,009)	(25,860,037)
Selling and distribution	(1,410,828)	(1,083,156)	(972,394)	(813,888)
General and administrative	(1,477,199)	(1,280,470)	(824,573)	(868,057)
Research and development	(162,010)	(169,635)	(104,832)	(110,583)
Other income (expenses), net	(3,752,163)	(731,204)	(3,039,575)	(308,129)
Total	(41,742,819)	(39,992,488)	(32,036,383)	(27,960,694)

33                Segment information

On December 31, 2016, the Braskem’s organizational structure is formed by the following segments:

•      Basic petrochemicals: comprises the activities related to the production of ethylene, propylene butadiene, toluene, xylene, cumene and benzene, as well as gasoline, diesel and LPG (Liquefied Petroleum Gas), and other petroleum derivatives and the supply of electric energy, steam, compressed air  and other inputs to second-generation producers located in the Camaçari, Triunfo, São Paulo and Rio de Janeiro petrochemical complexes.

•      Polyolefins: comprises the activities related to the production of PE and PP in Brazil.

•      Vinyls: comprises the activities related to the production of PVC, caustic soda and chloride in Brazil.

•      United States and Europe: operations related to PP production in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

•      Mexico: comprises the activities relation to the production of PE in Mexico, through the subsidiary Braskem Idesa.

(a)               Presentation, measurement and conciliation of results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm’s length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

(b)               Results by segment

								2016
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income	Operating
		revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals		25,062,602	(20,266,108)	4,796,494	(698,392)		(373,677)	3,724,425
Polyolefins		20,307,367	(16,041,103)	4,266,264	(1,303,798)		(119,796)	2,842,670
Vinyls		3,016,390	(2,833,779)	182,611	(240,690)		(49,365)	(107,444)
USA and Europe		8,896,071	(6,080,722)	2,815,349	(559,541)		(9,268)	2,246,540
Mexico	(i)	1,586,927	(1,017,077)	569,850	(246,125)		(125,443)	198,282
Total		58,869,357	(46,238,789)	12,630,568	(3,048,546)		(677,549)	8,904,473

Other segments		12,202	(14,760)	(2,558)	(1,876)		(20,864)	(25,298)
Corporate unit					(108,221)	30,078	(3,053,750)	(3,131,893)

Braskem consolidated before eliminations and reclassifications		58,881,559	(46,253,549)	12,628,010	(3,158,643)	30,078	(3,752,163)	5,747,282

Eliminations and reclassifications		(11,217,571)	11,312,930	95,359	108,606			203,965

Total		47,663,988	(34,940,619)	12,723,369	(3,050,037)	30,078	(3,752,163)	5,951,247

								2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income	Operating
		revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals		24,269,768	(20,053,106)	4,216,662	(658,945)		(178,113)	3,379,604
Polyolefins		19,986,174	(15,461,151)	4,525,023	(1,224,627)		(130,722)	3,169,674
Vinyls		2,780,075	(2,415,855)	364,220	(224,857)		(27,005)	112,358
USA and Europe		8,239,913	(6,908,574)	1,331,339	(445,850)		(13,449)	872,040
Mexico	(i)	472,002	(486,832)	(14,830)	(88,249)		3,817	(99,262)
Total		55,747,932	(45,325,518)	10,422,414	(2,642,528)		(345,472)	7,434,414

Other segments		159,510	(150,213)	9,297	(6,467)		(73,879)	(71,049)
Corporate unit					(8,987)	2,219	(244,572)	(251,340)

Braskem consolidated before eliminations and reclassifications		55,907,442	(45,475,731)	10,431,711	(2,657,982)	2,219	(663,923)	7,112,025

Eliminations and reclassifications		(9,027,453)	8,747,708	(279,745)	124,721		(67,281)	(222,305)

Total		46,879,989	(36,728,023)	10,151,966	(2,533,261)	2,219	(731,204)	6,889,720

(i)       With the operational startup of Braskem Idesa, the Company began to report as of January 1, 2016, the “Mexico” segment, which includes activities related to PE production and sale of that subsidiary. For the years 2015, previously presented under "Other segments", are presented in this new segment.

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

(c)               Long-lived assets by segment

		2016	2015	1/1/2015
Reporting segments			Restated	Restated
Basic petrochemicals		11,417,669	11,749,880	11,949,937
Polyolefins		5,162,075	5,379,646	5,614,133
Vinyls		2,621,376	2,763,299	2,871,964
USA and Europe		2,015,492	2,269,257	1,584,055
Mexico	(i)	10,607,951	14,497,705	9,260,814
Total		31,824,563	36,659,787	31,280,903
Other segments		321,234	328,106	625,783
Total		32,145,797	36,987,893	31,906,686

(i)    This variation is due to the strong devaluation of the Mexican peso against the Real (29.7% decrease in 2016).

34                Insurance coverage

Braskem, aligned with the policy approved by the Board of Directors, maintains a comprehensive Insurance Program. The risk assessment practices and procedures of the policy are applied consistently across the Company.

In October 2015, the Operating Risks insurance policies were renewed for the units in Brazil, the United States and Germany for 18 months. The subsidiary Braskem migrated its program from Engineering Risks to Operating Risks policy in 2016.

The Operating Risks insurance policies of Braskem have maximum indemnity limits per event to cover possible claims in view of the nature of the Company’s activities and benchmarks, as well estimated maximum loss studies prepared by external advisors.

The information on the policies in effect is presented below:

		Maximum indemnity limit	Amount insured
	Maturity	US$ million	US$ million
Units in Brazil	April 8, 2017	2,000	21,223
Units in United States and Germany	April 8, 2017	250	1,868
Units in Mexico	April 8, 2017	3,153	5,947
Total			29,038

Additionally, the Company contracted civil liability, transportation, export credit, sundry risk and vehicle insurance. The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to review by our independent accountants.

35                Subsequent events

(a)               In January 2017, Braskem’s new line to produce ultra-high molecular weight polyethylene (UHMWPE), known commercially as UTEC®, started operations. Located in La Porte, Texas, the plant will complement the production capacity of the existing UTEC line in Brazil at the Petrochemical Complex in Camaçari, Bahia.

(b)               On January 27, 2017, the Board of Directors of the Company authorized the execution of a purchase agreement with Odebrecht Utilities S.A., through which Braskem undertook to purchase all shares held by the seller in Cetrel S.A., which represent 63.7% of its voting capital, for the aggregate amount of R$610 million, to be paid upon the consummation of the transaction. The consummation of the acquisition is subject to a vote by the

Braskem S.A.

Management notes to the financial statements

at December 31, 2016

All amounts in thousands, except as otherwise stated

Shareholders' Meeting of Braskem, in accordance with Article 256 of Brazilian Corporation Law, and to the conditions precedent typical to transactions of this kind.

Until the authorization date of issuance of the financial statements that the general meeting had not yet been convened.

Cetrel is an environmental services company that launched its operations in 1978, together with the other companies that set up operations in the Camaçari Petrochemical Complex. With over 100 clients, or around 70% of the Camaçari Complex, Cetrel is responsible for treating and disposing of industrial wastewater and solid waste, environmental monitoring and supplying water for industrial use to Braskem’s plants in Camaçari.

Cetrel will play an important role in managing the environmental processes of the Camaçari Petrochemical Complex, and its acquisition will ensure the security and reliability of the complex’s industrial operations, in line with Braskem’s strategy to strengthen its petrochemical activities.

(c)               On April 03, 2017, the sale of subsidiary Quantiq to GTM do Brasil Comércio de Produtos Químicos Ltda ("GTM") was completed. As a result of the sale, on that same date, Braskem received the amount of R$450 million, and the remaining balance of R$100 million, will be paid by GTM in up to 12 months, and may undergo customary adjustments of this kind of operation.

(d)               On June 21, 2017, the Board of Directors approved the construction of a new polypropylene production facility in the city of La Porte, Texas, in the United States. The approximate amount investment is up  to US$675 million to produce of 450 thousand tons per year. Completion of this project is planned for 2020.

(e)               On June 30, 2017 the Company was in default of contractual obligations borrowings contracted (covenants) from financial institutions and the capital markets related to the presentation of audited financial statements. That restrictive clause requires the presentation of its audited financial statements within the legal deadline (or within 120 days from the end of the fiscal year).

For this reason, in the quarterly information of June 30, 2017, the amount of R$40,481 was reclassified to current liabilities, in compliance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

According to the standards mentioned above, such reclassification is required when a contractual breach entitles creditors to request the immediate repayment of the obligations in the short-term. In this context, note that none of the Company's creditors requested such advance payment of the obligations and that Braskem has been settling these obligations in accordance with their original maturity schedule.

Additionally, noncompliance with said clauses will be automatically complied with once the audited financial statements are presented, as of when said creditors will no longer be entitled to request the immediate repayment, reversing the amount of R$40,481 from current liabilities to non-current liabilities.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.